As filed with the Securities and Exchange Commission on February 10, 2005
File No. 000-50999

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

(Exact name of registrant as specified in its charter)

Delaware	52-2169780
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

186 North Avenue East, Cranford, New Jersey	07016
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:

(908) 497-9610

Securities to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange on Which
Title of Each Class to be so Registered	Each Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share
(Title of Class)

FORWARD-LOOKING STATEMENTS

      Some of the statements under Item 1, Business, Item 2, Financial Information/ Management’s Discussion and Analysis of Financial Conditions and Results of Operations, and elsewhere in this Form 10 constitute forward-looking statements. These statements relate to future events or our future financial performance, and are identified by words such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “potential,” or “continue” or the negative of such terms or other similar words. You should read these statements carefully because they discuss our future expectations, and we believe that it is important to communicate these expectations to our investors. However, these statements are only anticipations. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the factors discussed under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, we do not assume any responsibility for the accuracy and completeness of such statements in the future. Subject to applicable law, we do not plan to update any of the forward-looking statements after the date of this report to conform such statements to actual results.

Item 1.	Business

      Metalico, Inc. (referred to in this Form 10 as “the Company,” “we,” “us,” “our,” and similar terms) operates in eleven locations through nine operating subsidiaries in two distinct business segments: (a) ferrous and non-ferrous scrap metal recycling (“Scrap Metal Recycling”), and (b) lead metal product manufacturing, fabricating, and smelting (“Lead Fabrication and Recycling”).

      Metalico, Inc. was originally organized as a Delaware corporation in 1997. In 1999 the original Metalico was merged into a Colorado corporation. Later that year, the surviving Colorado corporation was merged into a newly organized Delaware corporation named Metalico, Inc., which continues today as our holding company.

      We maintain a small corporate team that sets our strategic goals and overall strategy. We manage our operations on a decentralized basis, allowing each subsidiary autonomy for its purchasing and sales. The corporate team approves all acquisitions and operating budgets, allocates capital to the business units based upon expected returns and risk levels, establishes succession plans, ensures operations maintain a consistent level of quality, evaluates risk and holds management of the business units accountable for the performance of their business unit.

SUMMARY OF BUSINESS

Ferrous and Non-Ferrous Scrap Metal Recycling

      The Company has concentrated on acquiring and successfully consolidating scrap operations in Western New York State by initially acquiring companies to serve as platforms into which subsequent acquisitions would be integrated. We believe that through the integration of our acquired businesses, we have enhanced our competitive position and profitability of the operations because of broader distribution channels, elimination of redundant functions, greater utilization of operating assets, and improved managerial and financial resources.

      We are one of the largest full-service metals recyclers in Western New York, with five recycling facilities located in that regional market. Our operations primarily involve the collection and processing of ferrous and non-ferrous metals. We collect industrial and obsolete scrap metal, process it into reusable forms and supply the recycled metals to our ultimate consumers, including electric arc furnace mills, integrated steel mills, foundries, secondary smelters, aluminum recyclers and metal brokers. We acquire unprocessed scrap metals primarily in our local and regional markets and sell to consumers nationally and in Canada as well as to exporters and international brokers. We are also able to supply quantities of scrap aluminum to our aluminum recycling facility described below. We believe that we provide comprehensive product offerings of both ferrous and non-ferrous scrap metals.

      Our platform facilities in Rochester and greater Buffalo are well located to highway access and are served by rail. In addition to buying, processing and selling ferrous and non-ferrous scrap metals, we manufacture de-oxidizing aluminum (“de-ox”), a form of refined aluminum, for the steel industry at our Lackawanna, New York aluminum recycling facility. De-ox is used by the steel industry during the steel-making process to remove oxygen from molten steel. The Lackawanna facility also produces other grades of refined aluminum used in aluminum casting applications.

      Our metal recycling business has collection and processing facilities in the following locations:

Number of
Location	Facilities

Buffalo, New York	1
Lackawanna, New York (Hamburg)	2
Rochester, New York	3

      Ferrous Scrap Industry. Our ferrous (iron-based) products primarily include sheared and bundled scrap metal and other scrap metal, such as turnings and busheling, cast and broken cast iron. We and others in our industry anticipate that the demand for recycled ferrous metals will increase due to the continuing transformation of the world’s steel producers from virgin iron ore-based blast furnaces to newer, technologically advanced electric arc furnace mini-mills. The electric arc furnace process, which uses primarily recycled metal compared with the traditional steel-making process that uses significantly less recycled metal, is more environmentally sound and energy efficient. By recycling steel, scarce natural resources are preserved and the need to disrupt the environment with the mining of virgin iron ore is greatly reduced. Further, when recycled metal is used instead of iron ore for new steel production, air and water pollution generated by the production process decrease and energy demand is reduced. Currently, almost half of domestic steel and much of foreign-based steel is produced using scrap in the electric arc furnace process.

      Non-Ferrous Scrap Industry. We also sort, process and package non-ferrous metals, which include aluminum, copper, stainless steel, brass, nickel-based alloys and high-temperature alloys, using similar techniques and through application of our technologies. The geographic markets for non-ferrous scrap tend to be larger than those for ferrous scrap due to the higher unit selling prices of non-ferrous metals, which justify the cost of shipping over greater distances. Non-ferrous scrap is sold under multi-load commitments or on a single-load spot basis, either mill-direct or through brokers, to intermediate or end-users which include smelters, foundries and aluminum sheet and ingot manufacturers. Secondary smelters, utilizing processed non-ferrous scrap as raw material, can produce non-ferrous metals at a lower cost than primary smelters producing such metals from ore. This is due to the significant savings in energy consumption, environmental compliance, and labor costs enjoyed by the secondary smelters. These cost advantages, and the long lead-time necessary to construct new non-ferrous primary smelting facilities, have generally resulted in sustained demand and strong prices for processed non-ferrous scrap during periods of high demand for finished non-ferrous metal products.

     Lead Fabrication and Recycling

      Through six physical operations located in five states, we consume approximately 127 million pounds of lead metal per year that are utilized in more than one hundred different base products. Our products are sold nationally into diverse industries such as roofing, plumbing, radiation shielding, electronic solders, ammunition, automotive, national defense industry, and others.

      Our Lead Fabrication and Recycling segment has production facilities in the following locations:

Tampa, Florida
Birmingham, Alabama
Granite City, Illinois
Carson City, Nevada
Healdsburg, California
Ontario, California

      Our sales are concentrated within four main product lines: sheet lead, shot, strip lead, and bulk lead. Sheet lead is produced in various sizes, thicknesses, and alloys based upon customer requirements. Sheets are rolled to various thicknesses, cut to customer specifications and shipped to roof flashing manufacturers, fabricators of radiation shielding, sound attenuation and roofing contractors and other users. Shot is produced and sold nationwide primarily to the recreational re-load market under the Lawrence and West Coast Shot brands. We also sell shot to cartridge manufacturers and industrial consumers. Shot is produced in several lead alloys and sizes. Strip lead is produced in rolls of various widths and lengths. Strip lead is used primarily in the roofing industry. Bulk lead is typically sold in pig, ingot, plate and rectangular form. Extruded wire and bar are used in plumbing applications, stained glass production, the electronics industry and the radiation shielding industry. Extruded pipe is used in the plumbing and roofing industries. Extruded products are available in flats, rounds, stars, pipe, and custom designed configurations. Other lead products include lead wool, anodes and babbitt.

      We also operate a secondary lead smelter in Tampa, Florida. The lead smelter recycles junk batteries and other lead-bearing waste into highly refined lead and lead alloys according to customer specifications, primarily for re-use in the manufacturing of automotive batteries and wheel weights, roofing and plumbing parts, boat keels, shot and other lead products.

     Business Strategies

      The Company’s core business strategy emphasizes continued growth of the ferrous and non-ferrous scrap metal recycling business through accretive acquisitions in existing and new markets, and maintaining and enhancing its status as an efficient and competitive producer of recycled metal and de-ox aluminum products, through investments in state-of-the-art manufacturing equipment and increased production efficiencies. Ferrous and non-ferrous scrap metal recycling represents approximately 65% and 88% of our operating income for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively, before corporate expenses, eliminations, impairment and other nonrecurring charges. Our ferrous and non-ferrous scrap metal recycling operations are the leading processors in their local markets. We intend to continue focusing on increasing our position as the premier recycled metals processor in our existing regional markets and vigorously exploring growth opportunities in contiguous and new geographic markets.

      Our Lead Fabrication and Recycling business generates reliable cash flows and does not require significant capital expenditures except in connection with the lead smelting facility in Tampa, Florida. We anticipate cost cutting and improved cash flows through integration of Mayco Industries L.L.C., (now known as Mayco Industries, Inc.), the Birmingham, Alabama based lead product fabricator and manufacturer that we completed acquiring on September 30, 2004. (Previously we had owned 50% of Mayco through a joint venture.) We do not currently intend to acquire additional smelting facilities and under certain conditions, we would consider divestiture of our facility. However, we will vigorously explore strategic opportunities to increase our market share in lead fabrication.

      Expansion of Scrap Recycling. We will continue to seek expansion opportunities both within our Western New York metropolitan markets and elsewhere in the eastern United States. We will look to continue leveraging owned facilities through strategic tuck-ins. We are considering developing an auto-shredding capacity, either through a strategic joint venture or internal growth, in order to compete in that segment of the scrap recycling industry. In new markets, the Company will identify and attempt to acquire platform facilities that provide growth opportunities. We will continue to grow through sales and marketing and explore selective joint ventures with metals processors and suppliers.

      Complete Value-Creating Acquisitions. Our strategy is to target acquisition candidates we believe will earn after-tax income in excess of our cost of capital. With a strong balance sheet, improving cash flows and available debt and equity capital, we believe the Company is in an attractive position to make acquisitions of operations fitting our long-term strategic plans, if reasonable purchase prices can be attained.

      Expansion of Capacity. In Tampa, our Gulf Coast Recycling, Inc., subsidiary (“Gulf Coast”) is in the advanced stages of obtaining permits to construct and operate a reverbatory furnace that when combined with the existing blast furnace will increase production capacity from 26,500 tons per year to approximately 55,000 tons per year. The expansion, if permitted, would significantly increase sales, reduce unit production costs and allow Gulf Coast more flexibility in addressing customer needs and changes in lead metal markets.

      Invest in State-of-the-Art Processing and Manufacturing. Our goal is to be an efficient and competitive producer of both recycled metals and fabricated lead products in order to maximize the operating margins for both operations. To meet this objective, we emphasize the cost-effective purchasing and efficient processing of metals. We have made significant investments in state-of-the-art equipment to ensure that our operations have cost effective technology producing high quality products and maximizing economies of scale. We have also made significant investments in facility improvements designed to enhance productivity and protect the environment. We continue to invest in modern equipment to improve the operating capabilities of our businesses. Over the last three years, we have spent $6.2 million on capital improvements.

      Capture Benefits of Integration. We have historically sought to capture the benefits of business integration whenever possible. Our aluminum melting and recovery facility located in Lackawanna, New York, outside of Buffalo, currently consumes many of the grades of aluminum scrap that the Buffalo and Rochester scrap yards process. This relationship allows these subsidiaries to take advantage of transportation efficiencies, to avoid some of the processing costs associated with preparing scrap for sale to third parties, to internalize pricing mark-ups, and to expand customer service. Intercompany transactions are executed at market rates so that no “selling” subsidiary is required to sacrifice more profitable “third-party” sales. We have installed a rotary furnace in our existing aluminum melting and recovery facility that should be operational by year end. The addition of this second furnace will expand the grades and volume of scrap processed by the facility and therefore improve the opportunities to realize benefits from expanded subsidiary interaction.

      The Company believes it enjoys a competitive advantage over non-vertically integrated lead fabrication and recycling companies as a result of its lead smelting and refining capabilities. Our secondary lead smelter has the capability to provide the lead fabrication and recycling facilities with a predictable, high quality supply of non-alloyed or alloyed lead for production of any of their lead-based products. The smelter also uses certain lead byproducts generated by the lead fabrication and recycling facilities as a raw material.

FERROUS AND NON-FERROUS SCRAP METAL RECYCLING

      Our recycling operations encompass buying, processing and selling scrap metals. The principal forms in which scrap metals are generated include industrial scrap and obsolete scrap. Industrial scrap results as a by-product generated from residual materials from metal product manufacturing processes. Obsolete scrap consists primarily of residual metals from old or obsolete consumer and industrial products such as doors and window frames, appliances, plumbing fixtures, automobiles and demolition of structures.

     Ferrous Operations

      Ferrous Scrap Purchasing. We purchase ferrous scrap from two primary sources: (i) manufacturers who generate steel and iron, known as prompt or industrial scrap; and (ii) scrap dealers, peddlers, auto wreckers, demolition firms, railroads and others who generate steel and iron scrap, known as obsolete scrap. We also collect ferrous scrap from sources other than those that are delivered directly to our processing facilities by placing retrieval boxes at these sources. In addition to these sources, we purchase, at auction or through competitive bidding, obsolete steel and iron from large industrial accounts. The primary factors that determine prices are market demand, competitive bidding, and the composition, quality, size, and quantity of the materials.

      Ferrous Scrap Processing. We prepare ferrous scrap metal for resale through a variety of methods including sorting, torching, shearing, cutting, baling, briquetting or breaking. We produce a number of differently sized and shaped products depending upon consumer specifications and market demand.

Sorting. After purchasing ferrous scrap metal, we inspect the material to determine how it can most efficiently be processed to maximize profitability. In some instances, scrap may be sorted and sold without further processing. We separate scrap for further processing according to its size and metallurgical composition by using conveyor systems, front-end loaders, crane-mounted electromagnets or claw-like grapples.

Torching, Shearing or Cutting. Pieces of oversized ferrous scrap, such as obsolete steel girders and used drill pipes, which are too large for other processing, are cut with hand-held acetylene torches, crane-mounted alligator shears or stationary guillotine shears. After being reduced to specific lengths or sizes, the scrap is then sold and shipped to those consumers who can accommodate larger materials in their furnaces, such as mini-mills.

Baling. We process light-gauge ferrous metals such as clips and sheet iron, and by-products from industrial manufacturing processes, such as stampings, clippings and excess trimmings, by baling these materials into large, dense, uniform blocks. We use cranes, front-end loaders and conveyors to feed the metal into hydraulic presses, which compress the materials into cubes at high pressure to achieve higher density for transportation and handling efficiency.

Briquetting. We process borings and turnings made of steel and iron into briquettes using cold briquetting methods, and sell these briquettes to steel mills or foundries. We possess the technology to control the metallurgical content of briquettes to meet customer specifications.

Breaking of Furnace Iron. We process cast iron which includes blast cast iron, steel pit scrap, steel skulls and beach iron. Large pieces of iron are broken down by the impact of forged steel balls dropped from cranes. The fragments are then sorted and screened according to size and iron content.

      Ferrous Scrap Sales. We sell processed ferrous scrap to end-users such as steel mini-mills, integrated steel makers and foundries, and brokers who aggregate materials for large consumers. Most of our consumers purchase processed ferrous scrap according to a negotiated spot sales contract that establishes the price and quantity purchased for the month. The price at which we sell our ferrous scrap depends upon market demand and competitive pricing, as well as quality and grade of the scrap. In many cases, our selling price also includes the cost of rail or truck transportation to the buyer. Ferrous scrap is shipped via truck and rail transportation. Ferrous scrap transported via truck is sold predominately to mills usually located in Pennsylvania, New York and metropolitan Toronto within eight hours of our recycling facilities. Ferrous scrap transported via rail can be shipped anywhere in the continental United States. Our recycling facilities ship primarily via rail to consumers in Pennsylvania, Ohio, Illinois, and Indiana. As the table under “Results of Operations” in Item 2 below illustrates, ferrous scrap metal sales accounted for 30.1% of revenue for the nine months ended September 30, 2004. We believe our profitability may be enhanced by our offering a broad product line to a diversified group of scrap metal consumers. Our ferrous scrap sales are accomplished through a calendar month sales program managed regionally.

Non-Ferrous Operations

      Non-Ferrous Scrap Purchasing. We purchase non-ferrous scrap from three primary sources: (i) manufacturers and other non-ferrous scrap sources who generate waste aluminum, copper, stainless steel, brass, nickel-based alloys, high-temperature alloys and other metals; (ii) producers of electricity, telecommunication service providers, aerospace, defense, and recycling companies that generate obsolete scrap consisting primarily of copper wire, titanium and high-temperature alloys and used aluminum beverage cans; and (iii) peddlers who deliver directly to our facilities material which they collect from a variety of sources. We also collect non-ferrous scrap from sources other than those that are delivered directly to our processing facilities by placing retrieval boxes at the sources. The boxes are subsequently transported to our processing facilities usually by company owned trucks.

      A number of factors can influence the continued availability of non-ferrous scrap such as the level of manufacturing activity and the quality of our supplier relationships. Consistent with industry practice, we have certain long-standing supply relationships which generally are not the subject of written agreements.

      Non-Ferrous Scrap Processing. We prepare non-ferrous scrap metals, principally aluminum, stainless steel, copper and brass for resale by sorting, shearing, wire stripping, cutting, chopping, melting or baling.

Sorting. Our sorting operations separate non-ferrous scrap manually and aided by conveyor systems and front-end loaders. In addition, many non-ferrous metals are identified and sorted by using grinders and spectrometers and by torching. Our ability to identify metallurgical composition is critical to maximizing margins and profitability. Due to the high value of many non-ferrous metals, we can afford to utilize more labor-intensive sorting techniques than are employed in our ferrous operations. We sort non-ferrous scrap for further processing and upgrading according to type, grade, size and chemical composition. Throughout the sorting process, we determine whether the material can be cost effectively processed further and upgraded before being sold.

Copper and Brass. Copper and brass scrap may be processed in several ways. We sort copper predominantly by hand according to grade, composition and size. We package copper and brass scrap by baling, boxing and other repacking methods to meet consumer specifications.

Aluminum and Stainless Steel. We process aluminum and stainless steel based on type of alloy and, where necessary, size the pieces to consumer specifications. Large pieces of aluminum or stainless steel are cut using crane-mounted alligator shears and stationary guillotine shears and are baled individually along with small stampings to produce large bales of aluminum or stainless steel. Smaller pieces of aluminum and stainless steel are boxed individually and repackaged to meet consumer specifications.

The aluminum melting and recovery facility uses thermal technology in a sweat furnace to separate aluminum from scrap items such as gas meters, transmissions, engine blocks, window and door frames, kegs, and other aluminum scraps bearing iron content. When operational, the second furnace, a rotary furnace, will expand the quantity and variety of aluminum we can recycle to include turnings, road signs, cans, painted aluminum siding and other forms of aluminum scrap.

Other Non-Ferrous Materials. We process other non-ferrous metals using similar cutting, baling and repacking techniques as used to process copper and brass. Other significant non-ferrous metals we process come from such sources as catalytic convertors which contain precious metals, titanium, brass and high-temperature nickel-based alloys which are often hand sorted to achieve maximum value.

      Non-Ferrous Scrap Sales. We sell processed non-ferrous scrap to end-users such as specialty steelmakers, foundries, aluminum sheet and ingot manufacturers, copper refineries and smelters, and brass and bronze ingot manufacturers. Prices for non-ferrous scrap are driven by demand for finished non-ferrous metal goods and by the general level of national and international economic activity, with prices generally linked to quotations for primary metal on the London Metal Exchange or COMEX Division of the New York Mercantile Exchange. Suppliers and consumers of non-ferrous metals also use these exchanges to hedge against metal price fluctuations by buying or selling futures contracts. Most of our consumers purchase processed non-ferrous scrap according to a negotiated spot sales contract that establishes the price and quantity purchased for the month. Non-ferrous scrap is shipped predominately via third-party truck to consumers generally located east of the Mississippi River. Less than 5% of non-ferrous scrap sales are to foreign markets. As the table under “Results of Operations” in Item 2 below illustrates, non-ferrous metal sales accounted for 39.9% of revenue for the nine months ended September 30, 2004. The Company does not use futures contracts to hedge prices for its products.

Competition

      The markets for scrap metals are highly competitive, both in the purchase of raw scrap and the sale of processed scrap. We compete to purchase raw scrap with numerous independent recyclers and large public scrap processors as well as larger and smaller scrap companies engaged only in collecting industrial scrap. Many of these producers have substantially greater financial, marketing and other resources. Successful procurement of materials is determined primarily by the price and promptness of payment for the raw scrap and the proximity of the processing facility to the source of the unprocessed scrap. We compete in a global market with regard to the sale of processed scrap. Competition for sales of processed scrap is based primarily on the price, quantity and quality of the scrap metals, as well as the level of service provided in terms of consistency of quality, reliability and timing of delivery. Our competitive advantage derives from our ability to source and process substantial volumes, deliver a broad product line to consumers, transport the materials efficiently, and sell scrap in regional, national and international markets and to provide other value-added services to our customers.

      We occasionally face competition for purchases of unprocessed scrap from producers of steel products, such as integrated steel mills and mini-mills, that have vertically integrated their current operations by entering the scrap metal recycling business. Many of these producers have substantially greater financial, marketing and other resources. Scrap metals processors also face competition from substitutes for prepared ferrous scrap, such as pre-reduced iron pellets, hot briquetted iron, pig iron, iron carbide and other forms of processed iron. The availability of substitutes for ferrous scrap could result in a decreased demand for processed ferrous scrap, which could result in lower prices for such products.

LEAD FABRICATION AND RECYCLING

     Products

      We manufacture a wide variety of lead-based products through our sheet lead, shot, strip lead, and bulk lead product lines used primarily in radiation protection, roofing, plumbing and recreational applications:

Products	Available Form	Application

Anodes	Ball; Chunk; Oval; Flat; Round; Star	Plating: Cathodic Protection; Zinc/Copper Production
Antimony Alloys	Bar; Shot; Sheet Lead	Foundry; Ammunition; Construction
Babbitt Alloys	Bar; Ingot; Wire	Bearing Assembly and Repair; Capacitor Manufacturing
Britannia Alloys	Sheet; Strip	Engraving Metal; Organ Pipe; Gasket
Came	Extruded Channel	Stained Glass Assembly and Repair
Fusible Alloys	Bar; Wire	Low Melt; Radiation Oncology
Lead Alloys	Bar; Ingot; Ribbon; Wire; Shot; Sheet; Type; Anode; Wood; Brick; Pipe; Nuclear Case	Industrial Assembly and Repair; Stained Glass; Plumbing; Radiator; Babbitt; Pewter; Reloading
Lead Sheet	Sheet; Roll; Plate; Roof Flashings	Radiation Shielding; Sound Attenuation; Roof flashing; Storage Tanks; Shower Pans
Pewter	Bar; Ingot	Casting; Forming
Ribbon	Extruded and Roll Milled	Cladding; Performs; Assaying; X-Ray; Utility; Photographic Industry
Tin Alloys	Bar; Ingot; Wire; Sheet; Anode; Ribbon	Industrial Assembly and Repair
Type Metals	Bar; Ingot	Work-holding Applications; Corrosion Protection

     Manufacturing Process

      Lead Shot: Ingot or bulk lead is melted at the top levels of shot towers and poured into steel sizing pans. The molten lead drops several stories through the tower, forming a sphere and hardening while in air and ultimately landing in a water tank. After additional processing, lead shot that meets specifications is sorted by size, polished, weighed and packaged as finished product.

      Sheet Lead: Ingot or bulk lead is melted and alloying elements are added. After impurities are removed from the surface, the molten lead is then poured into heated molds to form various sized slabs. The slabs are rolled down into lead sheet, strip, anodes, rolls and plates of desired thickness and cut to size.

      Extruded Product: Lead ingots in alloyed form are melted and poured into a precast die. After additional processing, the prepared lead is compressed. The cool, hardened product is then cut to the desired length and its thickness is measured to ensure the product meets specifications.

     Suppliers

      We obtain refined lead through multi-month contracts and on a spot market basis. We have historically bought large quantities of lead when we determined that commodity pricing was favorable, kept very limited amounts of finished product in inventory and scheduled production to fill orders. Principal sources of refined lead are domestic secondary lead smelters, imported primary lead marketed by brokers and, to a lesser extent, domestic primary lead smelters. We also generate refined lead by purchasing an extensive variety of scrap lead and refining it in our processing facilities. Changing lead markets may impact the Company’s ability to secure the volume of raw materials needed at pricing considered sustainable before driving consumers to consider substitute products.

     Sales, Markets and Customers Served

      We sell our lead fabrications nationally. Products are sold to distributors, wholesalers, and the plumbing and building trades and other consumers. We have stable, long-standing relationships with many of our customers in the Midwest and Northeast and throughout the western U.S. We sell substantial volumes of lead products used in home construction, such as lead flashings and pipe, in many parts of the nation.

      Our sales and marketing department consists of twelve internal salespeople who, in addition to sourcing leads for new business, function in a customer service role, working with existing customers. We also use independent sales representatives and product marketing organizations throughout the country.

     Competition

      Our lead fabrication and recycling facilities compete against one fabricator of similar products who distributes nationally, certain products of another fabricator based in the Southwest, and several smaller regional producers of similar products. To a lesser extent, we also compete against products imported from South America, Canada, Europe and Asia.

     Secondary Smelter and Refiner: Gulf Coast Recycling, Inc.

      In addition to providing product for resale to commodity metal users and fabricators, we seek to reduce raw material availability risk and reduce commodity price risk by owning and operating Gulf Coast Recycling, Inc. (“Gulf Coast”), a secondary lead smelter and refiner, as a source of supply to our fabricating operations. Gulf Coast recycles junk lead plate batteries into highly refined lead and lead alloys according to customer specifications, primarily for re-use in the manufacture of batteries, wheel weights, roofing and plumbing parts, boat keels, radiation protection products and other lead products. Gulf Coast regularly sells a portion of its production supply to our fabricators.

      As a result of strict environmental regulations, lead acid batteries are required to be recycled instead of disposed of in landfills or incinerated. A lead secondary smelting plant uses reclaimed lead battery plates, coke, limestone and cast iron to produce lead. Historically, other by-products of the refining process were discarded often haphazardly, leading to various environmental issues faced by all battery recyclers. The combination of increased environmental awareness, more refined recycling processes and better recycling technology have lead to the development of healthy secondary markets for many of the other by-products of battery recycling. A list of lead battery components and current end uses is shown below:

Recycled Components	End Uses

Lead Sulfates (oxides)	Soft Lead Alloys Ammunition
Lead and Lead Alloys	Hard Lead Alloys Fishing Lures Wheel Weights
Battery Case Materials	New Battery Cases Various Plastic Products
Sulfuric Acid	Liquid Fertilizer Leather Processing

      The price of recycled lead is closely correlated to primary lead prices as quoted on the London Metal Exchange, with an active market for both primary and recycled product. Gulf Coast’s competitive strengths include geographic location (proximity to both suppliers of junk batteries and customers), price and long-term customer and supplier relationships. Our customers are located within trucking distance of our Tampa operation and, on a combined basis, have in the past utilized 100% of the smelting capacity of our facility. Because of the consistent, predictable demand from these long-term customers, Gulf Coast does not have a dedicated sales force to pursue additional contracts.

      Tolling arrangements provide stable streams of income in addition to securing sourcing arrangements, and have evolved as a result of environmental regulations that require a manufacturer to collect one junk battery with the sale of each new battery. As a result, manufacturers have a vested interest in maintaining a healthy secondary recycling market for their batteries. Tolling agreements also reduce transportation distances of raw materials, thereby potentially reducing transportation costs associated with raw materials sourced from more distant locations. We anticipate that approximately 50% of Gulf Coast’s future revenue will be derived from tolling arrangements with battery manufacturing companies.

      Gulf Coast is supplied primarily by its tolling customer base and through open market purchases of junk batteries. We source industrial, marine, golf cart and automobile batteries as feedstock for our Gulf Coast smelting operations from a variety of supply sources available throughout the Southeast. Consistent feedstock sourcing is primarily a function of location and price.

      Competition: We believe that our major competitors in the North American lead market are eight secondary lead producers. Competition within the North American market is based primarily on plant location, quality, price, service, timely delivery and reliability. Due to its location within reasonable trucking distance of most of its major customers, Gulf Coast can provide timely delivery at a reasonable cost for those customers. We can also take advantage of Gulf Coast’s smelting capacity to reduce competitive pressures for source lead in our lead fabrication and recycling facilities. Gulf Coast is the only operating secondary lead smelter in Florida and enjoys transportation efficiencies as compared to other consumers of scrap lead and junk batteries that compete in Florida for similar raw materials. Combined with supplies provided by our tolling customers, junk batteries generated in the Florida market provide nearly all of Gulf Coast’s battery feedstock needs. We also buy scrap lead from various local sources in Florida.

SEASONALITY AND OTHER CONDITIONS

      Both the Scrap Metal Recycling and Lead Fabrication and Recycling segments of our business generally experience seasonal slowness in the months of July and December, as customers tend to reduce production and inventories. In addition, periodic maintenance shutdowns or labor disruptions at our larger customers may have an adverse impact on our operations. Our operations can be adversely affected as well by protracted periods of inclement weather or reduced levels of industrial production, which may reduce the volume of material processed at our facilities.

EMPLOYEES

      At January 31, 2005, we had 466 employees. Thirty-five of these employees, all employed in our Granite City, Illinois facility, were covered by a collective bargaining agreement which expires March 15, 2005. A strike or work stoppage could impact our ability to operate the Granite City facility if we were unable to negotiate new agreements with our represented employees. Also, our profitability could be adversely affected if increased costs associated with any future contracts are not recoverable through productivity improvements, price increases or cost reductions. We believe that we have good relations with our employees.

SEGMENT REPORTING

      See Note 20 (“Segment Reporting”) to the Company’s audited financial statements for the year ended December 31, 2003 located elsewhere in this Form 10.

CAPITAL EXPENDITURES

      In 2003, we invested approximately $2.3 million for replacement of equipment and expansion of our operations. We currently expect to spend a total of $2.5 million to $3.0 million in capital expenditures including those to improve environmental control systems during 2004.

BACKLOG

      The processing time for scrap metals is generally short, as is the production time for lead-based products. That permits us to fill orders for most of our products in time periods of generally less than thirty days. Accordingly, we do not consider backlog to be material to our business.

TRADEMARKS

      Although we own certain trademarks, we do not believe that our business is dependent on these intellectual property rights and the loss of any trademark or the use thereof would not be material to our business.

RISK FACTORS

      Set forth below are risks that we believe are material to our business operations. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business operations.

     We are highly leveraged.

      As of December 31, 2004, we had $30.2 million of total debt outstanding, net of cash on hand of $2.0 million. Subject to certain restrictions, exceptions and financial tests set forth in certain of our debt instruments, we may incur additional indebtedness in the future. We anticipate our debt service payment obligations during the next twelve months to be approximately $12.3 million, comprised of principal coming due within the next twelve months of $10.5 million plus interest of $1.8 million. As of December 31, 2004, approximately $17.7 million of our debt bears interest at variable rates and we may experience material increases in our interest expense as a result of increases in general interest rate levels. Based on actual amounts outstanding as of December 31, 2004, if the interest rate on our variable rate debt were to increase by 1%, our annual debt service payment obligations would increase by approximately $177,000. The degree to which we are leveraged could have important negative consequences to the holders of our securities, including the following:

•	a substantial portion of our cash flow from operations will be needed to pay debt service and will not be available to fund future operations;

•	our ability to obtain additional future financing for acquisitions, capital expenditures, working capital or general corporate purposes could be limited;

•	we have increased vulnerability to adverse general economic and metals recycling industry conditions; and

•	we are vulnerable to higher interest rates because interest expense on borrowings under our credit agreement (the “Credit Agreement”) is based on margins over a variable base rate.

      Our business may not generate sufficient cash flow from operations and future working capital borrowings may not be available in an amount sufficient to enable us to service our indebtedness, or make necessary capital expenditures.

      All borrowings under our Credit Agreement will come due when it terminates in May 2009 and we may be unable to find replacement financing.

     Our indebtedness contains covenants that restrict our ability to engage in certain transactions.

      Our Credit Agreement contains covenants that, among other things, restrict our ability to:

•	incur additional indebtedness;

•	pay dividends;

•	prepay subordinated indebtedness;

•	dispose of some types of assets;

•	make capital expenditures;

•	create liens and make acquisitions; and

•	engage in some fundamental corporate transactions.

      Under our Credit Agreement, we are required to satisfy specified financial covenants, including an EBITDA covenant and a capital expenditure covenant. Our ability to comply with these covenants may be affected by general economic conditions, industry conditions, and other events beyond our control. We would also be in violation of a covenant if Carlos Agüero, our Chairman, President, and Chief Executive Officer, for any reason failed to be involved in the day-to-day operations and management of our business. Our breach of any of these covenants could result in a default under our Credit Agreement. In the event of a default, the lender could elect to declare all amounts borrowed under our Credit Agreement, together with accrued interest, to be due and payable. In that event we would likely be unable to repay all such accelerated indebtedness.

     The metals recycling industry is highly cyclical.

      The operating results of the scrap metals recycling industry in general, and our operations specifically are highly cyclical in nature. They tend to reflect and be amplified by general economic conditions, both domestically and internationally. Historically, in periods of national recession or periods of slowing economic growth, the operations of scrap metals recycling companies have been materially and adversely affected. For example, during recessions or periods of slowing economic growth, the automobile and the construction industries typically experience major cutbacks in production, resulting in decreased demand for steel, copper and aluminum. This leads to significant fluctuations in demand and pricing for our products. Economic downturns in the national and international economy would likely materially and adversely affect our results of operations and financial condition. Our ability to withstand significant economic downturns in the future will depend in part on our levels of capital, debt and liquidity.

     Import and export markets can be volatile.

      Our business may be adversely affected by increases in steel imports into the United States which will generally have an adverse impact on domestic steel production and a corresponding adverse impact on the demand for scrap metals. We could also be negatively affected by strengthening in the U.S. Dollar. For example, beginning in July 1998, the domestic steel industry and, in turn, the metals recycling industry suffered a dramatic and precipitous collapse, resulting in a significant decline in the price and demand for scrap metals. The decline in the steel and scrap metal sectors was the result, in large part, of the increase in steel imports flowing into the United States during the last six months of 1998 and our results of operations were adversely impacted by reduced steel production in the United States during fiscal 1999. Export markets, including Asia and in particular China, are important to the scrap metal recycling industry. Weakness in economic conditions in Asia and in particular slowing growth in China could negatively affect us.

      Changing lead markets may impact the Company’s ability to secure the volume of raw materials needed at pricing considered sustainable before driving consumers to substitute products. Our lead fabrication and recycling facilities may be adversely impacted by increases or decreases in lead pricing. A drop in the commodity price of lead would reduce revenues at the secondary lead smelter. The lead smelter may not be able to reduce costs enough to offset the impact of lost revenues. An increase in the cost of lead, the raw material of our lead fabrication and recycling facilities, could reduce the demand for product by making non-lead-bearing alternatives more cost attractive. Additionally, fluctuations in lead pricing could negatively impact the supply of raw material for either or both the secondary lead smelter and the fabricators.

     Prices of commodities we own may be volatile.

      Although we seek to turn over our inventory of raw or processed scrap metals as rapidly as possible, we are exposed to commodity price risk during the period that we have title to products that are held in inventory for processing and/or resale. Prices of commodities, including scrap metals, can be volatile due to numerous factors beyond our control, including:

•	general economic conditions;

•	labor costs;

•	competition;

•	financial condition of our major customers;

•	the availability of imports;

•	the availability and relative pricing of scrap metal substitutes;

•	import duties; and

•	tariffs and currency exchange rates.

      In an increasing price environment, competitive conditions may limit our ability to pass on price increases to our customers. In a decreasing price environment, we may not have the ability to fully recoup the cost of raw scrap we process and sell to our customers.

The profitability of our scrap recycling operations depends, in part, on the availability of an adequate source of supply.

      We acquire our scrap inventory from numerous sources. These suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metals to us. In periods of low industry prices, suppliers may elect to hold scrap waiting for higher prices. If a substantial number of scrap suppliers cease selling scrap metals to us, we would be unable to recycle metals at desired levels and our results of operations or financial condition would be materially and adversely affected. In addition, the slowdown and loss of industrial production in the U.S. has reduced the supply of industrial grades of scrap.

The loss of any member of our senior management team or a significant number of our managers could have a material adverse effect on our operations.

      Our operations depend heavily on the skills and efforts of our senior management team, including Carlos E. Agüero, our Chairman, President and Chief Executive Officer, Michael J. Drury, our Executive Vice-President and three other employees who constitute our Executive Management Team. In addition, we rely substantially on the experience of the management of our subsidiaries with regard to day-to-day operations. While we have employment agreements with Messrs. Agüero and Drury and certain other members of our management team, we may nevertheless be unable to retain the services of any of those individuals. The loss of any member of our senior management team or a significant number of managers could have a material adverse effect on our operations.

The concentration of our customers and our exposure to credit risk could have a material adverse effect on our results of operations or financial condition.

      Sales to the Company’s ten largest customers represented approximately 36% and 36% of consolidated net sales for the year 2003 and the nine months ended September 30, 2004, respectively. Sales to Johnson Controls, Inc. represented approximately 11% and 5% of consolidated net sales for the year 2003 and the nine months ended September 30, 2004, respectively. The loss of a significant customer or our inability to collect accounts receivables would negatively impact our revenues and profitability.

      The loss of export sales could adversely affect our results of operations or financial condition.

      The loss of any significant customers could adversely affect our results of operations or financial condition.

      In connection with the sale of our products, we generally do not require collateral as security for customer receivables. We have significant balances owing from some customers that operate in cyclical industries and under leveraged conditions that may impair the collectibility of those receivables. Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on our results of operations or financial condition.

A significant increase in the use of scrap metal alternatives by current consumers of processed scrap metals could reduce demand for our products.

      During periods of high demand for scrap metals, tightness can develop in the supply and demand balance for ferrous scrap. The relative scarcity of ferrous scrap, particularly the “cleaner” grades, and its high price during such periods have created opportunities for producers of alternatives to scrap metals, such as pig iron and direct reduced iron pellets, to offer their products to our consumers. Although these alternatives have not been a major factor in the industry to date, we cannot assure you that the use of alternatives to scrap metals may not proliferate in the future if the prices for scrap metals rise or if the levels of available unprepared ferrous scrap decrease.

Our operations are subject to stringent regulations, particularly under applicable environmental laws.

      We believe that we are currently in material compliance with applicable statutes and regulations governing the protection of human health and the environment, including employee health and safety. We can give no assurance, however, that we will continue to be in compliance or to avoid material fines, penalties and expenses associated with compliance issues in the future.

      The nature of our business and previous operations by others at facilities owned or operated by us make us subject to significant government regulation, including stringent environmental laws and regulations. Among other things, these laws and regulations impose comprehensive local, state, federal, foreign and supranational statutory and regulatory requirements concerning, among other matters, the treatment, acceptance, identification, storage, handling, transportation and disposal of industrial by-products, hazardous and solid waste materials, waste water, storm water effluent, air emissions, soil contamination, surface and ground water pollution, employee health and safety, operating permit standards, monitoring and spill containment requirements, zoning, and land use, among others. Various laws and regulations set prohibitions or limits on the release of contaminants into the environment. Such laws and regulations also require permits to be obtained and manifests to be completed and delivered in connection with the operations of our businesses, and in connection with any shipment of prescribed materials so that the movement and disposal of such material can be traced and the persons responsible for any mishandling of such material can be identified. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on us. Violation of such laws and regulations may and do give rise to significant liability, including fines, damages, fees and expenses, and closure of a site. Generally, the governmental authorities are empowered to act to clean up and remediate releases and environmental damage and to charge the costs of such cleanup to one or more of the owners of the property, the person responsible for the release, the generator of the contaminant and certain other parties or to direct the responsible party to take such action. These authorities may also impose a tax or other liens to secure the parties’ reimbursement obligations.

      Environmental legislation and regulations have changed rapidly in recent years, and it is possible that we will be subject to even more stringent environmental standards in the future. For these reasons, future capital expenditures for environmental control facilities cannot be predicted with accuracy; however, if environmental control standards become more stringent, one may expect that that the expenditures necessary to comply with them could increase substantially. Due to the nature of our Lead Fabrication and Recycling and Scrap Metal Recycling businesses, it is likely that inquiries or claims based upon environmental laws may be made in the future by governmental bodies or individuals against us and any other scrap metal recycling entities that the Company may acquire. The location of some of our facilities in urban areas may increase the risk of scrutiny and claims. We cannot predict whether any such future inquiries or claims will in fact arise or the outcome of such matters. Additionally, it is not possible to predict the amounts of all capital expenditures or of any increases in operating costs or other expenses that we may incur to comply with applicable environmental requirements, or whether these costs can be passed on to customers through product price increases.

      Moreover, environmental legislation has been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken but that have been found to affect the environment and to create public rights of action for environmental conditions and activities. As is the case with lead fabrication and recycling and scrap metal recycling businesses in general, if damage to persons or the environment has been caused, or is in the future caused, by hazardous materials activities of the Company or its predecessors, the Company may be fined and held liable for such damage. In addition, we may be required to remedy such conditions and/or change procedures. Thus, there can be no assurance that potential liabilities, expenditures, fines and penalties associated with environmental laws and regulations will not be imposed on us in the future or that such liabilities, expenditures, fines or penalties will not have a material adverse effect on our results of operations and financial condition.

      We are subject to potential liability and may also be required from time to time to clean up or take certain remedial action with regard to sites currently or formerly used in connection with our operations. Furthermore, we may be required to pay for all or a portion of the costs to clean up or remediate sites we never owned or on which we never operated if we are found to have arranged for transportation, treatment or disposal of pollutants or hazardous or toxic substances on or to such sites. We are also subject to potential liability for environmental damage that our assets or operations may cause nearby landowners, particularly as a result of any contamination of drinking water sources or soil, including damage resulting from conditions existing prior to the acquisition of such assets or operations. Any substantial liability for environmental damage could materially adversely affect our operating results and financial condition, and could materially adversely affect the marketability and price of our stock.

      Contamination exists at certain of our sites, and we are responsible for certain off-site contamination as well. Such sites require investigation, monitoring and remediation. The existence of such contamination typically results in federal, state, local and/or private enforcement or cost recovery actions against the Company, possibly resulting in disruption of our operations, and/or substantial fines, penalties, damages, costs and expenses being imposed against us. We expect to require future cash outlays as we incur costs relating to the remediation of environmental liabilities and post-remediation compliance. These costs may have a material adverse effect on the Company’s results of operation and financial condition.

      Environmental impairment liability insurance, which we carry on our lead smelting facilities, is prohibitively expensive and limited in the scope of its coverage. Our general liability insurance policies in most cases do not cover environmental damage. If we were to incur significant liability for environmental damage not covered by insurance; or for which we have not adequately reserved; or for which we are not adequately indemnified by third parties; our results of operations and financial condition could be materially adversely affected.

      In the past we have upon occasion been found not to be in compliance with certain environmental laws and regulations, and have incurred fines associated with such violations which have not been material in amount. We may in the future incur additional fines associated with similar violations. We have also paid a portion of the costs of certain remediation actions at certain sites. No assurance can be given that material fines, penalties, damages and expenses resulting from additional compliance issues and liabilities will not be imposed on us in the future.

      There are risks associated with certain by-products of our operations. Our operations produce recurring amounts of wastes. For example, our secondary lead smelter generates slag as a waste product of the lead smelting process. The slag is tested for hazardous materials and if determined non-hazardous, disposed of at a local sanitary landfill. Slag that tests hazardous is put back into the furnace feedstock and rerun through the furnace. We can give no assurance, however, that such a process will be successful in continuing to remove hazardous contaminants or that the higher charges for waste handling and disposal will be avoided.

      Due diligence reviews in connection with our acquisitions to date and environmental assessments of our operating sites conducted by independent environmental consulting firms have revealed that some soil, surface water and/or groundwater contamination, including various metals, arsenic, petrochemical byproducts, waste oils, and volatile organic compounds, is present at certain of our operating sites. Based on our review of these reports, we believe that it is likely that migratory contamination at varying levels may exist at some of our sites, and we anticipate that some of our sites could require investigation, monitoring and remediation in the future. Moreover, the costs of such remediation could be material. The existence of contamination at some of our facilities could adversely affect our ability to sell our properties, and, will generally require us to incur significant costs to take advantage of selling opportunities.

      Descriptions of environmental proceedings pending at this time are set out in Item 8 below, Legal Proceedings.

We may not be able to negotiate future labor contracts on favorable terms.

      Approximately 8% of our active employees, all located at our facility in Granite City, Illinois, are represented by the United Steelworkers of America. As our agreement with the union expires on March 15, 2005, we may not be able to negotiate extensions or replacements on terms favorable to us, or at all, or avoid strikes, lockouts or other labor actions from time to time. We cannot assure you that a new labor agreement will be reached with our union as the current labor contract expires. Any labor action resulting from the failure to reach an agreement with our union may have a material adverse effect on our operations.

      On January 12, 2005, a local of the International Union of Operating Engineers in Buffalo, New York filed a petition with the National Labor Relations Board seeking to organize ten employees of our Lake Erie Recycling Corp. subsidiary. The petition was withdrawn on January 31, 2005. At this time we do not know if another petition will be filed or, if another petition is filed, whether it will result in conducting a vote on representation by the affected employees, whether such voting would result in approval of union representation, or how such representation would affect our operations at Lake Erie Recycling Corp.

There has been no established public trading market for our common stock, and we cannot guarantee that our stock price will not decline after the effective date of this Form 10.

      There has been no established public trading market for our common stock previously, and we cannot predict the price at which our common stock will trade after the effective date of this Form 10. The price at which our common stock trades may fluctuate significantly, particularly until an orderly market develops. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including our financial results, developments generally affecting our industries, the performance of each of our business segments, our capital structure (including the amount of our indebtedness), general economic, industry and market conditions, the depth and liquidity of the market for our common stock, fluctuations in metal prices, investor perceptions of our business and us, reports by industry analysts, negative announcements by our customers, competitors or suppliers regarding their own performances, and the impact of other Risk Factors discussed in this Form 10.

Applicable Securities and Exchange Commission rules governing the trading of “penny stocks” limits the trading and liquidity of our common stock, which may affect the trading price of our common stock.

      Our common stock currently trades on the Pink Sheets. Until recently, our common stock traded below $5.00 per share. When stock trades below $5.00 per share it is considered a “penny stock” and is subject to Securities and Exchange Commission rules and regulations, which impose limitations upon the manner in which the shares can be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser’s written agreement to a transaction prior to sale. If our common stock is considered a “penny stock”, these regulations would have the effect of limiting the trading activity of our common stock and reducing the liquidity of an investment in our common stock.

Our operations present significant risk of injury or death.

      Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors of our operations, notwithstanding the safety precautions we take. Our operations are subject to regulation by federal, state and local agencies responsible for employee health and safety, including the Occupational Safety and Health Administration (“OSHA”). We have been fined in regard to some of these incidents. While we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future and these types of incidents may have a material adverse effect on our financial condition.

Item 2.	Financial Information

SELECTED HISTORICAL FINANCIAL DATA

(Unaudited)

	Nine Months Ended	Nine Months Ended	Year Ended	Year Ended
	September 30,	September 30,	December 31,	December 31,
	2004	2003	2003	2002

	($ thousands, except share data)
Selected Income Statement Data:
Revenue	$75,988	$44,413	$61,322	$59,262

Costs and expenses
Operating expenses	60,753	35,555	49,942	46,439
Selling, general and administrative expenses	5,521	3,893	5,303	6,016
Depreciation and amortization	1,852	1,456	2,068	2,085
Impairment and other losses and net realized loss on non operating property	—	—	458	—

	68,126	40,904	57,771	54,540

Operating income	$7,862	$3,509	$3,551	$4,722

Income from continuing operations(1)	$4,951	$3,694	$4,853	$3,850
Discontinued operations(2)	(123)	(4,382)	(2,872)	(1,051)

Net income (loss)	$4,828	$(688)	$1,981	$2,799

Earnings (loss) per common share:
Basic:
Income (loss) from continuing operations	$0.31	$0.40	$0.53	$0.35
Discontinued operations, net	(0.01)	(0.77)	(0.50)	(0.18)

Net income (loss)	$0.30	$(0.37)	$0.03	$0.17

Diluted:
Income (loss) from continuing operations	$0.22	$0.16	$0.21	$0.17
Discontinued operations, net	(0.01)	(0.19)	(0.13)	(0.05)

Net income (loss)	$0.21	$(0.03)	$0.08	$0.12

Weighted Average Common Shares
Outstanding:
Basic	13,683,222	5,722,765	5,727,243	5,733,418

Diluted	22,064,992	22,814,682	22,805,670	22,468,655

Selected Balance Sheet Data:
Total Assets	$87,515	$52,806	$58,027	$53,882
Total Debt (Including Current Maturities)	$30,576	$8,339	$11,001	$9,195
Redeemable Preferred and Common Stock	$200	$8,823	$9,023	$8,673
Stockholders Equity	$43,486	$18,547	$20,708	$20,577

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2001	2000	1999

	($ thousands, except share data)
Selected Income Statement Data:
Revenue	$71,436	$81,338	$66,934

Costs and expenses
Operating expenses	58,948	65,141	54,718
Selling, general and administrative expenses	6,963	7,416	7,224
Depreciation and amortization	2,723	2,527	2,104
Impairment and other losses and net realized loss on non operating property	563	—	249

	69,197	75,084	64,295

Operating income	$2,239	$6,254	$2,639

Income from continuing operations(1)	$10,156	$1,788	$(654)
Discontinued operations(2)	68	(6,483)	(4,328)

Net income (loss)	$10,224	$(4,695)	$(4,982)

Earnings (loss) per common share:
Basic:
Income (loss) from continuing operations	$1.50	$0.10	$(0.29)
Discontinued operations, net	0.01	(1.13)	(0.72)

Net income (loss)	$1.51	$(1.03)	$(1.01)

Diluted:
Income (loss) from continuing operations	$0.54	$0.11	$(0.29)
Discontinued operations, net	—	(.40)	(0.72)

Net income (loss)	$0.54	$(0.29)	$(1.01)

Weighted Average Common Shares
Outstanding:
Basic	5,741,856	5,741,856	5,985,000

Diluted	18,919,584	16,236,834	5,985,000

Selected Balance Sheet Data:
Total Assets	$55,930	$70,247	$65,102
Total Debt (Including Current Maturities)	$13,926	$39,618	$37,945
Redeemable Preferred and Common Stock	$7,474	$3,750	$650
Stockholders Equity	$19,763	$11,090	$15,931

(1)	During 2001 the Company entered into a termination agreement with certain lenders and was released by such lenders from approximately $16,648 of debt and accrued interest of $627 in exchange for payment of $18,000 and issuance of common stock warrants to such lenders for 17% of the fully diluted equity of the Company. As a result of the debt forgiveness and extinguishment of such debt, the Company realized a gain on the extinguishment of approximately $17,275.

(2)	Discontinued Operations — During December 2003 the Company idled the operations of its secondary lead smelting and refining plant in College Grove Tennessee. The company previously recorded impairment losses for goodwill and property and equipment in 1999 and 2000. In 2001 the Company sold the stock of a subsidiary that owned an apartment complex located in Tampa, Florida.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the audited and unaudited consolidated financial statements and notes thereto included elsewhere in this Form 10.

General

      The Company operates primarily in two distinct business segments: (i) ferrous and nonferrous scrap metal recycling (“Scrap Metal Recycling”), and (ii) product manufacturing, fabricating, smelting and refining of lead and other metals (“Lead Fabrication and Recycling”). The Scrap Metal Recycling segment includes scrap metal recycling yards located in Buffalo and Rochester, New York, and an aluminum de-ox plant and a scrap handling company each located in Lackawanna, New York.

      The Lead Fabrication and Recycling segment includes five lead fabrication and recycling plants located in Birmingham, Alabama; Healdsburg and Ontario, California; Carson City, Nevada and Granite City, Illinois and a secondary lead smelting and refining plant located in Tampa, Florida.

Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires the use of estimates and judgments that affect the reported amounts and related disclosures of commitments and contingencies. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

      We believe the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Contingencies

      We establish reserves for estimated liabilities, which primarily includes environmental remediation. A loss contingency is accrued when our assessment indicates that it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Our estimates are based upon currently available facts and presently enacted laws and regulations. These estimated liabilities are subject to revision in future periods based on actual costs or new information.

Valuation of Long-lived Assets and Goodwill

      We regularly review the carrying value of certain long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if an impairment of such asset is necessary. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value.

      Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill be reviewed at least annually for impairment based on the fair value method. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 30 years.

Revenue Recognition

      The Company recognizes revenue when it has a contract or purchase order from a customer with a fixed price, the title and risk of loss transfer to the buyer, and collectibility is reasonably assured which is generally upon shipment. Brokerage sales are recognized upon receipt of the materials by the customer. Brokerage sales and costs are reported net in product revenues. The Lead Fabrication and Recycling segment records revenue when goods are shipped and when services are performed under tolling agreements. Tolling arrangements are provided by our smelting plant and occasionally by our shot manufacturers. Based on a per pound fee, our smelting plant receives a customer’s junk batteries (auto, golf cart, marine, etc.) and will return refined lead alloyed to the customer’s specifications. For our shot manufacturers a customer will deliver recovered shot and, for a fee, be supplied new shot sized and alloyed to the customer’s specifications. Ferrous and nonferrous recycled metal sales and sales of finished lead are generally made on open account. Historically, there have been very few sales returns and adjustments that impact the ultimate collection of revenues; therefore no provisions are made when the sale is recognized.

Accounts Receivable and Allowance for Uncollectible Accounts Receivable

      Accounts receivable consist primarily of amounts due from customers from product sales. The allowance for uncollectible accounts receivable totaled $292,000, $287,000 and $335,000 at December 31, 2003, 2002, and 2001, respectively and $602,000 at September 30, 2004. Our determination of the allowance for uncollectible accounts receivable includes a number of factors, including the age of the accounts, past experience with the accounts, changes in collection patterns and general industry conditions.

      The loss of any significant customer could adversely affect our results of operations or financial condition. While we believe our allowance for uncollectible accounts is adequate, changes in economic conditions or any weakness in the steel, metals, or construction industry could adversely impact our future earnings.

Inventory

      Our inventories consist of ferrous and non-ferrous scrap metals and lead metals and lead products. Inventories are valued at the lower of cost or market determined on a first-in, first-out basis. Quantities of inventories are determined based on our inventory systems and are subject to periodic physical verification using techniques including observation, weighing and estimates. Prices of commodities we own may be volatile. We are exposed to risks associated with fluctuations in the market price for both ferrous and non-ferrous metals, which are at times volatile. We attempt to mitigate this risk by seeking to turn our inventories promptly and efficiently.

Deferred Taxes

      The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Generally accepted accounting principles require the recording of a valuation allowance against the net deferred tax asset if it is “more likely than not” that the Company will not be able to utilize the benefits to offset future taxes. Management judgment is required in determining the Company’s valuation allowance and the recoverability of the deferred tax asset. It is based on estimates of future taxable income and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or the Company adjusts these estimates in future periods, a change in the valuation allowance would need to be recorded.

RESULTS OF OPERATIONS

      The Company is divided into two industry segments: Scrap Metal Recycling, which breaks down into two general product categories, ferrous and non-ferrous metals, and Lead Fabrication and Recycling, comprised of lead fabrication and recycling and lead smelting.

      The following table sets forth information regarding the breakdown of revenues between the Company’s Scrap Metal Recycling segment and its Lead Fabrication and Recycling segment ($, pounds and tons in thousands):

	Revenues

	Nine Months Ended			Nine Months Ended
	September 30, 2004			September 30, 2003			December 31, 2003			December 31, 2002			December 31, 2001

		Net			Net			Net			Net			Net
	Weight	Sales	%	Weight	Sales	%	Weight	Sales	%	Weight	Sales	%	Weight	Sales	%

	(Weight in thousands)
Scrap Metal Recycling
Ferrous metals (tons)	108.4	$22,894	30.1	87.8	$9,346	21.1	117.7	$13,037	21.3	98.5	$9,539	16.1	72.5	$5,406	7.5
Non-ferrous metals (lbs.)	43,247	$30,315	39.9	37,721	$17,556	39.5	52,255	$25,081	40.9	56,190	$23,300	39.3	44,344	$20,754	29.1
Scrap Handling		$2,376	3.1

Total Scrap Metal Recycling		$55,585	73.1		$26,902	60.6		$38,118	62 .2		$32,839	55.4		$26,160	36.6

Lead Fabrication and Recycling
Fabricating (lbs.)	18,432	$11,541	15.2	21,698	$10,412	23.4	27,248	$13,423	21.9	29,950	$17,085	28.8	60,879	$35,418	49.6
Smelting (lbs.)	31,126	$8,862	11.7	36,535	$7,099	16.0	51,196	$9,781	15.9	48,738	$9,338	15.8	57,027	$9,858	13.8

Total Lead Fabrication and Recycling	49,558	$20,403	26.9	58,233	$17,511	39.4	78,444	$23,204	37.8	78,688	$26,423	44.6	117,906	$45,276	63.4

Total Revenue		$75,988	100.0		$44,413	100.0		$61,322	100.0		$59,262	100.0		$71,436	100.0

      The results of the Scrap Metal Recycling segment operations depend in large part upon demand and prices for recycled metals in world markets and steel products in the Northeastern United States. For example, increasing steel demand and prices led to improved profitability for the industry during the years 1995 through 1997. However, during the years 1998 and 1999, the Asian financial crisis severely curtailed demand and decreased prices, causing a negative impact on the results of our Scrap Metal Recycling segment. During the year 2000, the Company saw demand for recycled metal rise, but unusually large supplies of recycled ferrous metal became available from certain countries that were part of the former Soviet Union, thereby holding prices down. In addition, domestic demand for finished steel products was strong, but lower cost imports, primarily from Asia, caused average prices to generally decline. In the year 2001, the demand for recycled metals declined in the United States as domestic steel production declined; however, demand in Asia, particularly in China, remained firm. Selling prices also continued to be adversely affected by supplies coming out of the former Soviet Union and during the first six months of the year 2002, recycled metals prices approached record lows due primarily to this surplus coupled with weak domestic demand. Domestic demand for finished steel products declined due to the slowing United States economy and competition from lower cost imports. The result was a record low average net selling price for the ferrous manufacturing business during the year 2002.

      During the second half of the year 2002, certain countries of the former Soviet Union started imposing export tariffs and bans on recycled ferrous metal. As a result, recycled ferrous metal supplies to global markets declined causing prices to increase. Demand, which is being fueled primarily by Asia, continued to remain strong and the Company continues to experience improved market conditions. Throughout much of the remainder of the year 2003, selling prices continued to rise primarily due to the tight supply of ferrous metal available in the export market and the weakness of the U.S. dollar relative to other foreign currencies.

      The ferrous manufacturing business saw higher average selling prices and higher sales volumes during the 2003 and into 2004 due primarily to a higher valued product sales mix and lower volumes of competing imported steel, which is partially attributed to the weakness of the U.S. dollar.

      The Lead Fabrication and Recycling segment is influenced by the price of lead raw metals. The lead fabrication and recycling businesses are positively affected by lower pricing of raw lead metals while the smelting businesses are negatively affected by lower pricing. During 2001, 2002 and the first half of 2003 the price of raw lead metals was at low pricing levels due primarily to strong supply into the U.S. principally by China and the U.S. government selling off warehoused stockpiles. Beginning with the third quarter of 2003 pricing of lead raw materials began to increase primarily due to China changing from a supplier of lead to a consumer. Between September 30, 2003 and September 30, 2004, the price of lead on the London Metal Exchange increased 74%. In a business environment of increasing raw material costs like this, lead fabricators rely on their ability to pass on these increased lead raw material prices to maintain their profitability.

      Revenue in the Lead Fabrication and Recycling segment, for the nine months ended September 30, 2004 and years ended December 31, 2003, 2002 and 2001, include one specific customer (which accounted for 10% or more of total revenue of the Company in some of those years), together with the receivable due from the customer:

	September 30,
	2004	2003	2002	2001

Revenue to customer as a percentage of sales	5%	11%	11%	9%
Receivable balance at end of period	$890,000	$935,000	$1,216,000	$1,131,000

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

      Consolidated net sales increased by $31.6 million (71.1%) to $76.0 million in the nine months ended September 30, 2004, compared to consolidated net sales of $44.4 million in the nine months ended September 30, 2003. The increase in consolidated net sales is primarily due to higher average selling prices accounting for $26.8 million of the total increase in sales over the same nine-month period of the prior year. Increases in sales volumes for ferrous products of $2.3 million and non-ferrous products of $2.9 million were offset by a $2.8 decrease in sales volumes for our Lead Fabricating and Recycling segment. Additionally the acquisition of a scrap handling company in February 2004, added another $2.4 million to the total increase in sales.

Scrap Metal Recycling

Ferrous Sales

      Ferrous sales increased by $13.6 million (145.0%) to $22.9 million in the nine months ended September 30, 2004, compared to ferrous sales of $9.3 million in the nine months ended September 30, 2003. The increase was attributable to a 99% increase in average selling prices accounting for $11.3 million of the total increase in sales of ferrous products combined with a 23% increase in sales volumes or an additional 20,600 tons representing an increase in sales of $2.3 million. The average selling price for ferrous products was approximately $211 per ton for the nine months ended September 30, 2004, compared to $106 per ton for the nine months ended September 30, 2003. We benefited from strong international demand during the first quarter of 2004 and robust domestic demand during the third quarter of 2004.

Non-Ferrous Sales

      Non-ferrous sales increased by $12.8 million (72.7%) to $30.3 million in the nine months ended September 30, 2004, compared to non-ferrous sales of $17.5 million in the nine months ended September 30, 2003. The increase was due to higher average selling prices and higher sales volumes. The average selling price for non-ferrous products was approximately $0.70 per pound for the nine months ended September 30, 2004, compared to $0.47 per pound for the nine months ended September 30, 2003, an increase of approximately

49% accounting for approximately $9.8 million of the total increase in sales. An increase in sales volume of approximately 5.9 million pounds sold contributed $2.9 million to the total increase in sales of non-ferrous products over the same nine month period of the prior year.

      As indicated in the discussions above, the Company has significantly benefited from increases in metal commodity prices accounting for approximately 85% of the total increase in sales for the nine month period ending September 30, 2004 as compared to the same nine month period of 2003. While the supply of non-ferrous scrap has increased as the U.S. economy has strengthened, resulting in increased domestic manufacturing activity, selling prices have remained strong due to robust global demand. Additionally, scrap consumers have been undeterred by higher pricing due to high demand for their products. Due to the volatile nature of metal commodity prices, it is difficult for us to predict future revenue trends as shifting international and domestic demand can significantly impact the prices of our products and effect anticipated future results.

Lead Fabrication and Recycling

      Lead Fabrication and Recycling sales increased by $2.9 million or 16.5% to $20.4 million for the nine months ended September 30, 2004, compared to sales of $17.5 million for the nine months ended September 30, 2003. The primary reason for the increase in sales is an increase in refined lead sales ($3.2 million) partially offset by a reduction of tolling sales ($1.5 million) at our lead smelting facility. Tolling arrangements receive an agreed upon amount for each pound of lead processed for a customer. Refined lead sales per pound exceed the tolling amount per pound sold because they include the cost of raw materials. Lead fabrication sales increased by $1.1 million in the first nine months of 2004 versus 2003. While the company has experienced a $5.6 million increase in sales due to higher average selling prices, a 15% decrease in the total volume of lead products shipped amounting to $2.7 million, has offset the total increase and produced the overall $2.9 increase in Lead Fabrication and Recycling sales.

Gross Profit

      Gross profit was $15.2 million or 20.0% of sales for the nine months ended September 30, 2004, compared to $8.9 million or 19.9% of sales during the nine months ended September 30, 2003. The $6.3 million improvement in the nine months ended September 30, 2004 was due primarily to the Scrap Metal Recycling segment’s improved results of operations which contributed $6.8 million to the increase in gross profit offset by reduced gross profit in the Lead Fabrication and Recycling segment of $466,000. While operating expenses decreased as a percentage of sales from 29.4% of sales for the nine months ended September 30, 2003 to 22.0% sales for the nine months ended September 30, 2004 due to more efficient processing of metals, these efficiencies were partially offset by an increase in the cost of purchased metals from 50.7% of sales for the nine months ended September 30, 2003 to 58.0% sales for the nine months ended September 30, 2004.

Selling, General and Administrative

      Selling, general and administrative expenses were $5.5 million or 7.3% of sales for the nine months ended September 30, 2004, compared to $3.9 million or 8.8% of sales for the nine months ended September 30, 2003. The percentage of general and administrative expenses to sales for the first nine months of 2004 and 2003 decreased while total costs increased by $1.6 million. The increase in costs is primarily due to the acquisition of a scrap handling company in February 2004, adding an additional $264,000, start-up of our new aluminum de-ox plant in October of 2003 adding $169,000 and increased wages and benefits of $541,000, increased professional service fees of $309,000 and other miscellaneous general and administrative expenses of $345,000.

Depreciation and Amortization

      Depreciation and amortization expenses were $1.9 million or 2.4% of sales for the nine months ended September 30, 2004, compared to $1.5 million or 3.3% of sales for the nine months ended September 30, 2003. The increase is due to the depreciation of capital expenditures, or $3.1 million, recorded during the first nine months of 2004.

Operating Income

      Operating income for the nine months ended September 30, 2004 increased $4.4 million or 124% to $7.9 million compared to $3.5 million for the nine months ending September 30, 2003 and is a result of the factors discussed above.

Financial and Other Income/(Expense)

      Interest expense was $891,000 or 1.2% of sales during the nine months ended September 30, 2004, compared to $675,000 (1.5% of sales) during the nine months ended September 30, 2003. The increase in interest expense during 2004 was due to financing the acquisition of the scrap handling company in February 2004, adding $2.6 million in additional debt, the building of the aluminum de-ox plant activated in October 2003 for approximately $1.5 million and the financing of higher receivable and inventory balances.

Income from Joint Venture

      Income from Mayco Industries, L.L.C. (Mayco Industries, Inc. since September 30, 2004) was $1.1 million for the nine months ended September 30, 2004, compared to $696,000 for the nine months ended September 30, 2003. During the second half of year 2003 and into the year 2004, the price of lead we purchase as a raw material for our products increased significantly. The London Metal Exchange reported the following increases of spot bid pricing as follows:

June 30, 2003	$.220 per pound
September 30, 2003	$.250 per pound
December 31, 2003	$.332 per pound
March 31, 2004	$.385 per pound
June 30, 2004	$.392 per pound
September 30, 2004	$.436 per pound

      Mayco Industries, L.L.C. was able to pass the higher raw material costs through to its customers and increase unit volume sales, resulting in increased earnings.

Income Taxes

      For the nine months ended September 30, 2004, the Company recognized income tax expense of $3.2 million, resulting in an effective income tax rate of 39%. This was an increase from the 4% effective rate for the nine months ended September 30, 2003. We have significant net operating loss carryforwards and have provided a valuation allowance against the related deferred tax assets due to the uncertainty of the realization of the related benefit. In the last quarter of 2003 the valuation allowance was reduced based upon the Company’s anticipation of future taxable income from increased profitability of our lead fabrication and recycling subsidiaries and the idling of a secondary lead smelting subsidiary during the fourth quarter of 2003. We expect that the future effective tax rates will continue to be approximately 40%.

Discontinued Operations

      For the nine months ended September 30, 2004, we recorded a discontinued operations loss of $123,000, compared to discontinued operations losses for the nine months ended 2003 of $4.4 million. During the fourth quarter of 2003, the company idled operations at its secondary lead smelting and refining plant in College Grove, Tennessee. The plant was substantially inactive during the fourth quarter of 2003 except for certain clean-up activities in preparation to ready the plant for sale in the future. An impairment loss on property and equipment was recognized in the second quarter of 2003 for approximately $2.3 million.

December 31, 2003 Compared to December 31, 2002

      Consolidated net sales for the year ending December 31, 2003 increased $2.0 million to $61.3 million from $59.3 million for the year ending December 31, 2002. The increase in consolidated net sales was primarily due to higher average selling prices for both ferrous and non-ferrous metals and higher volumes of ferrous metals. Ferrous metals contributed $1.9 million due to higher volumes and $1.6 million due to higher selling prices. The increase in higher average selling prices for non-ferrous scrap metal contributed $3.7 million offset by $1.9 million due to lower volume of non-ferrous scrap products sold. Partially offsetting these increases in Scrap Metal Recycling segment was a loss of sales in our lead fabrication and recycling segment of $3.3 million primarily due to the contribution to Mayco, on March 18, 2002, of certain assets, including customer lists. Mayco was at that time a 50%-owned joint venture. The assets contributed to Mayco generated $3.9 million of sales during the first quarter of 2002 prior to the contribution. As of March 19, 2002, the Company’s assets and related sales contributed to Mayco were no longer consolidated into the Company’s financial statements but were reported in Mayco’s results of operations.

      On April 30, 2002, a Company subsidiary acquired a substantial portion of the assets and business operations of a competitor ferrous and non-ferrous scrap metal recycling operation. The results of operations generated from these assets have been included in the consolidated financial statements since that date. The purchase price was approximately $3.3 million.

Scrap Metal Recycling

Ferrous Sales

      Ferrous sales increased $3.5 million or 36.7% to $13.0 million for the year ended December 31, 2003 compared to $9.5 million for the year ended December 31, 2002. The increase in ferrous metal sales was attributable to an increase in volume sold of approximately 19,200 tons amounting to $1.8 million in additional sales coupled with a 14% increase in average selling prices which produced an increase of $1.6 million in sales. The average selling price for ferrous products was approximately $111 per ton for the year ended December 31, 2003 compared to approximately $97 per ton for the year ended December 31, 2002 an increase of approximately $14 per ton or 14.4%. The Company sold 117,700 tons of ferrous metals in 2003 and 98,500 tons in 2002.

Non-Ferrous Sales

      Non-ferrous sales increased $1.8 million or 7.6% to $25.1 million for the year ended December 31, 2003 compared to $23.3 million for the year ended December 31, 2002. The increase in revenues for non-ferrous products was primarily attributable to higher average selling prices for the year ending December 31, 2003 which amounted to an increase of $3.6 million in sales, partially offset by a decrease in volume sold. The total sales volume for non-ferrous products decreased by 7.0% representing approximately 3.9 million pounds. The average selling price for non-ferrous products was approximately $0.48 per pound for the year ended December 31, 2003 compared to $0.41 per pound for the year ended December 31, 2002, an increase of approximately $0.07 per pound or 15.7%.

Lead Fabrication and Recycling

Lead Fabrication

      Lead fabrication sales decreased $3.7 million or 21.4% to $13.4 million for the year ended December 31, 2003 compared to $17.1 million for the year ended December 31, 2002. The decrease is primarily attributable to the contribution to Mayco, a 50% owned joint venture, on March 18, 2002, of certain assets, and their corresponding sales. Sales attributable to the assets contributed to Mayco during the first quarter of 2002 prior to the contribution were approximately $3.9 million (7.0 million pounds). Average selling prices (excluding sales attributable to the assets contributed to Mayco) were approximately $0.493 per pound for the year ending December 31, 2003 compared to $0.570 per pound for the year ending December 31, 2002 a decrease of 13.5%.

Lead Smelting

      Lead smelting sales increased $443,000 or 4.7% to $9.8 million for the year ending December 31, 2003 compared to $9.3 million for the year ending December 31, 2002. The increase is primarily attributable to a 5% increase in pounds sold. The average selling price for lead smelting sales inclusive of tolling was approximately $0.191 per pound for the year ending December 31, 2003 compared to $0.192 per pound for the year ending December 31, 2002.

Gross Profit

      For the year ended December 31, 2003, consolidated gross profit amounted to $11.4 million or 18.6% of total sales, a decrease of $1.4 million or 11.3% compared to $12.8 million or 21.6% of total sales for the year ended December 31, 2002. The decrease in gross profit is primarily attributable to the Lead Fabrication and Recycling segment. Gross profit at our lead smelting plant decreased $1.3 million in 2003 versus 2002 primarily due to increased operating and environmental costs. The Scrap Metal Recycling segment reported increased gross profit of $474,000 due to the previously discussed increases in sales pricing and volumes.

Selling, General and Administrative

      Selling, general and administrative expenses were $5.3 million for the year ended December 31, 2003 compared to $6.0 million for the year ended December 31, 2002 a decrease of $0.7 million. Approximately $0.5 million of the decrease was due to the reduction of selling, general and administrative expenses associated with the assets contributed to Mayco. Selling and general administrative costs for the year 2003 were consistent with those of 2002 although the Company recorded higher sales in 2003 due to diligent cost monitoring efforts by company management.

Depreciation and Amortization

      Depreciation and amortization for the year ended December 31, 2003 was $2.1 million and was unchanged from the $2.1 million expense recorded for the year ended December 31, 2002.

Impairment and Other Losses and Net Realized Gain/Loss on Nonoperating Property

      During the year 2003 an impairment loss of $610,000 offset by a gain on the sale of property of $152,000 was incurred for environmental remediation costs of a decommissioned plant site in Tennessee.

Operating Income

      Operating income for the year ended December 31, 2003 decreased $1.2 million or 24.8% to $3.5 million compared to $4.7 million for the year ended December 31, 2002 and is a result of the factors discussed above.

Financial and Other Income/(Expense)

      For the year ended December 31, 2003, other expense totaled $69,000 as compared to $363,000 for the year ended December 31, 2002, a decrease of $294,000. The change in other expense resulted from a mix of items. Equity income from Mayco rose from $189,000 in 2002 to $756,000 in 2003 due to a full year of earnings in 2003 and improved profits. During 2002 there was a gain from the termination and final distribution of assets of a defined benefit plan of $247,000. During 2002 there was a gain from the extinguishment of debt of $385,000 versus $62,000 in 2003. Interest expense decreased approximately $300,000 to $983,000 for the year ended December 31, 2003 compared to $1.3 million for the year ended December 31, 2002. The decrease in interest expense reflects a lower average of outstanding debt in 2003 compared to 2002 and lower interest rates charged to the Company under our senior secured credit facility.

Income Taxes

      For the year ended December 31, 2003, the Company reported a tax benefit of $1.4 million resulting from a $2.6 million decrease in the Company’s valuation allowance on net deferred tax assets. Management’s decision to reduce its valuation allowance is based upon increased anticipated future taxable income from increased profitability of our lead fabrication and recycling subsidiaries and the idling of a secondary lead smelting subsidiary during the fourth quarter of 2003. For the year ended December 31, 2002, income taxes reflected a charge of $509,000 primarily for state income taxes. We expect that the future effective tax rates will continue to be approximately 40%.

Discontinued Operations

      Discontinued operations reflect a loss of $2.9 million net of income tax effects for the year ending December 31, 2003. In October 2003, the Company idled its secondary lead smelting subsidiary in College Grove, Tennessee. The loss of $2.9 million reflects the operating activity of the facility through October 2003 and certain clean-up activities in connection with the idling of the plant. For the year ended December 31, 2002, the discontinued operations of the idled subsidiary resulted in a loss of $1.1 million.

Net Income

      Net income was $2.0 million for the year ended December 31, 2003, a reduction of $800,000 compared to net income of $2.8 million in the year ended December 31, 2002 as a result of the factors discussed above.

December 31, 2002 Compared to December 31, 2001

      Consolidated net sales for the year ended December 31, 2002 decreased $12.1 million to $59.3 from $71.4 million for the year ended December 31, 2001. The decrease in consolidated net sales was primarily due to our contribution of assets to Mayco on March 18, 2002 as previously discussed. For the year ended December 31, 2001, our revenues reflected a full year of these lead fabrication and recycling operations.

Scrap Metal Recycling

Ferrous Sales

      Ferrous sales increased $4.1 million or 76.5% to $9.5 million for the year ended December 31, 2002 compared to $5.4 million for the year ended December 31, 2001. The increase is attributable to increased sales volume accounting for approximately $2.0 million of the total increase, coupled with higher average selling prices which accounted for the remaining $2.1 million. The total sales volume for ferrous products increased by approximately 26,000 tons or 35.9% over the same twelve month period of the prior year. In April 2002, the Company purchased certain assets, including the customer list, of another scrap yard in the Buffalo, New York market, and is primarily responsible for the entire increase in sales volumes. The average selling price for ferrous products was approximately $97 per ton for the year ended December 31, 2002 compared to $75 per ton for the year ended December 31, 2001, an increase of approximately $22 per ton or 29.9%.

Non-Ferrous Sales

      Non-ferrous sales increased $2.5 million or 12.3% to $23.3 million for the year ended December 31, 2002 compared to $20.8 million for the year ended December 31, 2001. The increase in sales is attributable to an increase in pounds sold partially offset by lower average selling prices. The total sales volume for non-ferrous products increased by 26.7% representing approximately 11.8 million additional pounds sold over the previous year and amounted to approximately $5.7 million. In April 2002 the Company purchased certain assets, including the customer list, of another scrap yard in Buffalo, New York and is responsible for $2.7 million of the increase in sales volumes. Lower average selling prices offset the increase in sales volumes by approximately $3.2 million. The average selling price for non-ferrous products was approximately $0.41 per pound for the year ending December 31, 2002 compared to $0.47 per pound for the year ending December 31, 2001 a decrease of approximately $0.06 per pound or 11.4%.

Lead Fabrication and Recycling

Lead Fabrication

      Lead fabrication sales decreased $18.3 million or 51.8% to $17.1 million for the year ended December 31, 2002 compared to $35.4 million for the year ended December 31, 2001. The decrease in lead fabrication sales was primarily due to our contribution of assets to Mayco on March 18, 2002. Those contributed assets were reported on the equity method and not consolidated into Metalico’s financial statements after March 18, 2002. For the year ending December 31, 2001, our revenues reflected a full year of these lead fabrication operations ($20.4 million or 33.7 million pounds) versus two and a half months in 2002 ($3.9 million or 7.0 million pounds).

Lead Smelting

      Lead smelting sales decreased $520,000 or 5.3% to $9.3 million for the year ended December 31, 2002 compared to $9.9 million for the year ended December 31, 2001. The decrease is attributable to lower volumes in 2002 versus 2001 which accounted for a decrease in sales of $1.4 million. Partially offsetting the volume decreases was an increase in the average selling price from $0.17 per pound for the year ended December 31, 2001 compared to $0.19 per pound for the year ended December 31, 2002 or a total of $880,000 in sales.

Gross Profit

      For the year ended December 31, 2002, consolidated gross profit amounted to $12.8 million or 21.6% of total sales, an increase of $335,000 or 2.7% compared to $12.5 million or 17.5% of total sales for the year ended December 31, 2002. The increase in gross profit is primarily attributable to the Scrap Metal Recycling segment. Gross profit increased $2.2 million or 3.7% for the year 2002 versus 2001. The increases were due to the above mentioned increases in volumes and pricing. The Lead Fabrication and Recycling segment gross profit decreased by $1.9 million due to our contribution of assets to Mayco on March 18, 2002. Those contributed assets were reported on the equity method and not consolidated into Metalico’s financial statements after March 18, 2002. For the year ending December 31, 2001, our gross profit included $3.0 million for the assets contributed to Mayco versus $752,000 for 2002. Partially offsetting the gross profit deceases in the Lead Fabrication and Recycling segment were increases in the smelting business gross profit of $675,000.

Selling, General and Administrative

      Selling, general and administrative expenses were $6.0 million for the year ended December 31, 2002 compared to $7.0 million for the year ended December 31, 2001 a decrease of $1.0 million. The elimination of selling, general and administrative expenses associated with the assets contributed to Mayco amounted to $1.8 million, which was partially offset. Additional costs were incurred in our Buffalo scrap yard due to the acquisition of certain operating assets in the same market.

Depreciation and Amortization

      Depreciation and amortization for the year ended December 31, 2002 amounted to $2.1 million compared to the year ended December 31, 2001 of $2.7 million. The decrease occurred principally due to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, which requires that goodwill be reviewed at least annually for impairment based on the fair value method. Prior to January 1, 2002 goodwill was amortized on a straight-line basis over 30 years ($503,000 in year 2001). The Company did not recognize any impairment charges for the year ended December 31, 2002.

Impairment and Other Losses

      During the year 2001 an impairment loss of $563,000 was recorded for a non-operating subsidiary located in Connecticut.

Operating Income

      Operating income for the year ended December 31, 2002 increased $2.5 million or 111% to $4.7 million compared to $2.2 million for the year ended December 31, 2001 and is a result of the factors discussed above.

Financial and Other Income/(Expense)

      For the year ended December 31, 2002, other expense totaled $363,000 as compared to income of $14.6 million for the year ended December 31, 2001, a decrease of $14.9 million.

      On May 31, 2001, the Company entered into a termination agreement with certain lenders and was released by such lenders from approximately $16.6 million of debt and $627,000 of accrued interest. As a result of the extinguishment of such debt, the Company recorded a gain in 2001 of approximately $17.3 million.

      The remainder of the change was caused by a variety of items. Equity income from Mayco, which did not exist in 2001, was $189,000 in 2002. During 2002 the Company had a gain in the amount of $247,000 from the termination and final distribution of assets of a defined benefit plan. During 2002 we incurred a gain from the extinguishment of debt of $385,000.

      Interest expense totaled $1.3 million in 2002, a reduction of $1.5 million from 2001. The reduction in interest expense is due to lower average borrowings in 2002 versus 2001 and lower interest rates charged to the Company under its senior secured credit facility.

Income Taxes

      For the year ending December 31, 2002, we reflect tax expense of $509,000 versus $6.7 million in 2001. The tax decrease is primarily the result of a deferred tax charge of approximately $6.7 million in 2001 as a result of a reduction in net deferred tax assets attributable to the approximate $17.3 million gain on extinguishment of debt recognized in that same year for book purposes. Such gain and related deferred tax effect in 2001 was not a recurring item and, as a result, was not applicable in 2002.

Discontinued Operations

      Discontinued operations reflect a loss of $1.1 million net of income tax effects for the year ending December 31, 2002 and a gain of $53,000 in 2001. In October 2003, the Company idled its secondary lead smelting subsidiary in College Grove, Tennessee. The $1.1 million loss and the $53,000 gain reflect the operating activity of the facility for the years 2002 and 2001, respectively.

      On June 4, 2001, the Company sold a subsidiary that owned an apartment complex located near Tampa, Florida, for approximately $3.9 million, net of closing costs. The agreement required the Company to be responsible for all remaining costs in connection with the environmental cleanup of the site (as discussed below) and landscaping immediately thereafter.

      As of the closing date, June 4, 2001, the Company’s estimated remaining costs in connection with the clean up and landscaping were approximately $678,000, and the gain on sale recognized by the Company in 2001 was reduced by this amount. In the opinion of management, as of December 31, 2003, the clean up and remediation efforts at the site were substantially complete. As of December 31, 2003 and 2002, the Company had included in its accrued remediation liabilities approximately $165,000 and $155,000 related to its estimated remaining monitoring and other costs applicable to the site. The gain on sale (net of tax effect of $111,000) recognized in 2001 was $15,000.

Net Income

      Net income was $2.8 million for the year ending December 31, 2002, a reduction of $7.4 million compared to net income of $10.2 million in the year ending December 31, 2001 and is a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

      The Company has certain contractual obligations and commercial commitments to make future payments. The following table summarizes these future obligations and commitments as of December 31, 2003 ($ in thousands):

		Less Than	1-3	4-5	After
	Total	1 Year	Years	Years	5 Years

Debt Obligations(1)	$10,558	$7,217	$2,037	$974	$330
Capital Lease Obligations	443	225	148	70	—
Operating Lease Obligations	1,027	435	523	69	—
Letters of Credit	193	78	115	—	—
Environmental Obligations	4,215	2,245	827	552	591

Total	$16,436	$10,200	$3,650	$1,665	$921

(1)	Approximately 64% of debt obligations as of December 31, 2003 required interest at a variable rate (the lender’s base rate plus a margin). Approximately 21% of debt obligations as of December 31, 2003 required interest at fixed rates (5% or less). The remaining 15% of debt obligations as of December 31, 2003 were paid in January 2004 or converted to equity in May 2004. Interest expense for 2004 is estimated to approximate $1.7 million. Interest expense thereafter will increase or decrease based on the amount of outstanding borrowings and fluctuations in market based interest rates.

Cash Flows

      During the nine months ended September 30, 2004, our operating activities generated net cash of $1.5 million compared to net cash generated of $3.3 million for the nine months ended September 30, 2003. During the first nine months of 2004 accounts receivable increased by $6.7 million (used in operating activities) due to increased sales. This usage in operating activities was partially offset by net income of $4.8 million, noncash items of depreciation and amortization of $1.9 million and deferred income taxes of $2.7 million. During the first nine months of 2003 the net loss of $688,000 was offset by the non-cash impairment loss of $2.3 million for the write-down of fixed assets at our College Grove, Tennessee plant (plant idled in October 2003).

      We used $12.2 million in net cash for investing activities in the first nine months of 2004 compared to using net cash of $1.6 million in the first nine months of 2003. During the first nine months of 2004 we purchased a scrap handling company located in Lackawanna, New York and the outstanding membership interests of Mayco Industries, LLC. The remaining cash expenditures for both years were for purchases of equipment.

      During the first nine months of 2004 we generated $13.5 million of net cash from financing activities compared to using $983,000 of net cash during the first nine months of 2003. During the first nine months of 2004 we borrowed $7.5 million under our existing credit line and an additional $9.0 million from other sources for financing the acquisition of a scrap handling company and the outstanding membership interests of Mayco Industries, LLC, equipment purchases and other working capital needs.

      Operating activities generated net cash of $3.0 million, $3.9 million and $3.9 million for the years 2003, 2002, and 2001, respectively. The primary reason for operating cash flow is net income adjusted by non-cash items ($2.9 million in 2003, $4.7 million in 2002, and $3.6 million in 2001). For the year ended December 31, 2003, a decrease in accounts receivable primarily resulting from the idling of our College Grove Tennessee facility generated $1.7 million in operating cash. Increases in accounts payable and accrued expenses added an additional $380,000 in cash while inventories, decreased as a result of improved operating efficiencies, used $2.2 million in operating cash of which $773,000 reflects the reduction of inventory at our College Grove facility. For the year ended December 31, 2002, higher accounts receivable balances from increased revenues in our scrap metal recycling segment used $3.0 million in operating cash but was partially offset by increased payables and accrued expenses of $2.1 million. For the year ended December 31, 2001, decreases in accounts receivable of $1.1 million and inventory of $1.6 million generating a total of $2.7 million in operating cash was partially offset by reduced accounts payable and accrued expenses of $2.1 million in operating cash.

      Investing activities used $3.4 million and $2.8 million in 2003 an 2002, respectively, while in 2001 investing activities provided $1.4 million. During 2003 and 2002 the principal uses were for capital expenditures and acquisitions. During 2001 the Company sold an apartment complex in Tampa, Florida for $3.9 million. Capital expenditures in that year were $2.6 million.

      During 2003, the Company generated cash from financing activities of $462,000. Financing activities consumed $2.3 million and $6.2 million, respectively, for the years ended December 31, 2002 and December 31, 2001. In 2001 the Company paid down $14.6 million of debt and entered into a new senior secured credit facility. The Company also issued $3.5 million of convertible preferred stock primarily for working capital needs and debt reduction. During 2002 the Company paid down both its revolving line of credit by $1.6 million and other debt by $1.6 million. During 2002 the Company issued $600,000 of preferred stock for general working capital purposes. During 2003 the Company borrowed $2.2 million under its revolving credit facility for working capital and debt repayments purposes and paid down $1.6 million of other debt.

      On June 29, 2004, our loan agreement was amended and extended to May 31, 2009 (a three year extension). The agreement provides maximum credit facilities of up to $35 million and is comprised of term, equipment, real estate and revolving loans, collateralized by substantially all assets of the Company. Borrowings under the revolving credit facility are generally limited to percentages of eligible accounts receivable and inventory and recent collections on accounts receivable. Total borrowings under the revolver were limited to a maximum of $21.0 million at September 30, 2004. Interest on revolving advances is payable monthly at the lender’s base rate plus a margin (an effective rate of 5.25% at September 30, 2004) or, if a LIBOR option loan, at the LIBOR rate plus a margin (an effective rate of 4.93% at September 30, 2004).

      Under the terms of the loan agreement, the Company is required to maintain certain depository accounts with the lender and comply with certain financial covenants, including minimum EBITDA and not to exceed maximum capital expenditures. The Company also is generally restricted from entering into financing, equity, and certain other transactions, as defined in the loan agreement, without written consent of the primary lender. In addition, the Company is responsible to the lender for a monthly servicing fee, a contingent anniversary fee each May if its EBITDA for the fiscal year immediately prior to such anniversary date is less than its projected EBITDA for such fiscal year, unused line of credit and letter of credit fees equal to a percentage of the average daily unused portion of the Revolver and letters-of-credit and certain other fees. Lender fees (excluding those capitalized as debt issue costs in year of issuance) are included as a component of interest expense in the period assessed.

      The Company did not achieve the minimum amount of EBITDA for the year ended December 31, 2003 required under our loan agreement as a result of operating losses at our College Grove, Tennessee secondary lead smelting and refining plant and impairment losses upon the idling of the plant. At the time that the original EBITDA covenant level was set in 2001, we did not anticipate idling the plant. The resulting violation of our EBITDA covenant was waived by our senior secured lender.

      Upon giving effect to the closing of our Mayco acquisition and the refinancing of Mayco debt on September 30, 2004, the Company exceeded the maximum funded amount available under a term loan commitment provided under our loan agreement. Our lender waived this violation provided the excess was paid in full by December 1, 2004. The excess was timely paid.

      Except as described in the immediately preceding paragraph, the Company was in compliance with all covenants as of September 30, 2004. As of February 4, 2005, the Company had outstanding borrowings of approximately $20.2 million under the loan agreement. As of February 4, 2005 the Company had $8.2 million of borrowing availability under the Company’s loan agreement with its primary lender.

      The agreement contains a holdback provision limiting total borrowings to $27.5 million until certain minimal conditions are met.

      Our ability to meet financial ratios in the future may be affected by events beyond our control, including severe negative market fluctuation in metal prices. We currently expect to be in compliance with the covenants and satisfy the financial tests. In the event of default, the lenders could elect not to make loans to us and declare all amounts borrowed under the loan agreement to be due and payable.

Future Capital Requirements

      We expect to fund our working capital needs, interest payments and capital expenditures over the next twelve months with cash generated from operations, supplemented by borrowings available under the loan agreement and potentially available elsewhere, such as vendor financing, manufacturer financing, operating leases and other equipment lines of credit that are offered to us from time to time.

Refinancing and Restructuring

      In an effort to restructure the Company’s balance sheet and provide operating liquidity, in 2001, the Company refinanced a significant portion of its debt and entered into a Termination Agreement with certain lender banks. As a result of the Termination Agreement, the Company was released by from approximately $16.6 million of debt and accrued interest of $627,000 in exchange for payment of $18 million, and issuance of common stock warrants representing 3,624,185 shares of common stock or 17% of the fully diluted equity of the Company to such lenders. As a result of the debt forgiveness and extinguishment of such debt, the Company recorded a gain on the extinguishment of approximately $17.3 million in its 2001 statement of income. The Company was not released from $1.0 million of debt plus $269,000 of accrued interest. This debt and accrued interest was replaced by subordinated notes of the Company. The Company entered into agreements with the banks during 2002 through 2004 for the payment of the debt, interest and redemption of all the outstanding warrants. The conditions for the release called for cash payments prior to the expiration date of the subordinated notes. The cash settlement payments were applied to debt and then interest. Amounts paid for the estimated value of the warrants were generally negotiated between the parties as a part of the agreements. The Company made total payments of approximately $1.7 million retiring debt of $1.3 million, interest of $392,000 and redemption of warrants of $251,000. The Company recognized additional gains from debt forgiveness of $62,000 in 2002 and $104,000 in 2003 resulting from the settlement agreements with the banks.

Conversion of Debt to Equity and Changes in Preferred Stock

      Effective May 24, 2004, Metalico, Inc. entered into an Exchange Agreement with the holders of its preferred stock whereby the existing outstanding shares of Class A and B preferred stock, including all rights associated with such stock were exchanged for 16,510,658 newly issued shares of preferred stock. The Company had no outstanding shares of Class B2 preferred stock at the time. The Company amended and restated its Certificate of Incorporation (the “Amended Certificate”) to, among other things, terminate the Class A, B, and B2 existing series of preferred stock, provide for revised terms for the new preferred stock, and restate and integrate into a single instrument all of the provisions of the Company’s Certificate of Incorporation as so amended. Also included in the Amended Certificate were provisions that eliminated the redeemable features of the prior preferred stock and its dividend participation requirements. The holders of preferred stock are entitled to receive dividends as the Board of Directors may determine at its sole discretion, and will share with common stockholders on an as-converted basis in all dividends declared on common stock. The preferred stock ranks senior to the common stock as to the payment of dividends and the distribution of assets upon liquidation.

      In addition, debt of $870,000 owed to a stockholder was converted to 435,000 shares of common stock at a conversion rate of $2.00 per share.

     Off-Balance Sheet Arrangements

      Other than operating leases, we do not have any significant off-balance sheet arrangements that are likely to have a current or future effect on our financial condition, result of operations or cash flows.

      Upon formation, Mayco Industries, LLC entered into a three-year loan agreement with Foothill Capital Corporation. The agreement was structured to follow the existing Metalico, Inc. loan agreement as a template. In order to secure the financing for its 50% owned subsidiary, Metalico agreed to guarantee Mayco’s borrowings under the agreement. On September 30, 2004, the Company completed the acquisition of the outstanding membership interests of Mayco Industries, L.L.C., and the conversion of Mayco to a corporation renamed Mayco Industries, Inc. Simultaneously with closing, the Company retired all of the outstanding Mayco debt, including the Foothill debt, thereby canceling the guarantee.

Mayco Industries; Real Estate Acquisition

      On March 18, 2002, Mayco Industries, L.L.C. (Mayco) was formed as a joint venture among Mayfield Manufacturing Company, Inc. (50%), an unaffiliated third party, and our Metalico-Evans, Inc. (25%), and Metalico-Granite City, Inc. (25%) subsidiaries (the L.L.C. members). Mayco entered into Asset Contribution Agreements with such members whereby substantially all of the assets and operations, except for real property, of Mayfield Manufacturing Company, Inc. and Metalico-Evans, Inc., and the lead fabricating division of Metalico-Granite City, Inc. were contributed to Mayco in return for the issuance of its L.L.C. interests to the members and the assumption by Mayco of substantially all the liabilities of the members, except those applicable to assets and operations not transferred. The net assets contributed by Metalico-Evans, Inc. and Metalico-Granite City, Inc., at the date of transfer, were reclassified to the investment in joint venture account at carrying amounts as reported by the subsidiaries, and such investment was reported in accordance with the equity method of accounting. Our participation in the joint venture was considered a strategic expansion of our lead fabrication segment. The purchase price of the 50% membership interest acquired in 2004 was determined as a result of a contractual bid process that was initiated by the Mayfield Manufacturing member. The bidding was based upon a trailing twelve-month EBITDA with each member having the opportunity to counter bid until a receiving member deemed a bid acceptable. The acquisition of the membership interests held by our co-venturers strategically enhances our position in the lead fabrication industry and allows us to exploit synergies with our other fabricating units. We are in the process of appraising certain intangible assets.

      The Company completed the acquisition of the outstanding membership interests of Mayco Industries, L.L.C., and the conversion of Mayco to a corporation renamed “Mayco Industries, Inc.” on September 30, 2004. The purchase was funded with debt, including borrowings under our loan agreement and convertible debt issued at a 10% discount bearing an interest rate of 7% per annum and maturing on September 30, 2005. The convertible debt, in the aggregate amount of $3.9 million, may be converted at the option of individual holders to our common stock at a rate of $2.75 per share until the later to occur of (a) the date that is two weeks after the effective date of the listing of our common stock on the American Stock Exchange or any comparable exchange or its functional equivalent, and (b) December 31, 2004. In connection with the Mayco acquisition, the Company assumed and refinanced Mayco’s outstanding indebtedness of $5.4 million.

      The contractual bidding process for the Mayco membership interest further obligated us to buy the underlying real estate for Mayco’s Birmingham, Alabama lead fabrication plant from an affiliate of Mayfield Manufacturing in a separate transaction. We closed the real estate acquisition on January 7, 2005 for a purchase price of $3.2 million. Approximately $2.2 million of the purchase price was financed with the proceeds of a term loan provided under an amendment to our loan agreement, with the remainder funded by revolving borrowings under the same agreement. Interest on the term loan accrues at a floating rate equal to the base rate under our credit agreement plus 1%. The term loan is payable in monthly principal installments plus interest based on a five-year amortization with a one-year balloon maturity. We expect to deliver a mortgage on the Birmingham property to our lender by April 7, 2005. Including the real estate transaction the total debt assumed and incurred in the Mayco transaction is approximately $16.6 million, financed as follows:

Source	Amount	Terms

Convertible debt	$3,850	See above
Credit facility	$10,380	Please refer to Liquidity and Capital Resources
Equipment financing	$200	Please refer to Liquidity and Capital Resources
Mortgage	$2,170	See above

      Of the $16.6 million financed, $12.7 million is debt with variable interest rates subject to change. A hypothetical increase or decrease in interest rates by  1/8% would increase or decrease interest expense on these variable borrowings by approximately $15,900 per year, with a corresponding change in cash flows.

Contingencies

      In 2000, the Company received correspondence from the United States Environmental Protection Agency (the “EPA”) alleging potential liability for a release of hazardous substances from at least 16 properties (and potentially one additional property) contaminated with lead leaching from contaminated waste battery chips in and around College Grove, Tennessee (collectively the “Site”). No accrual for remediation costs was recorded by the Company at that time because it was not able to reasonably estimate the amount of any range of potential obligation for remediation of the Site.

      The Company subsequently received a letter from the EPA dated January 27, 2003 (the “Notice”) that included a demand for payment of approximately $10.3 million plus interest for response costs relating to the EPA’s determination that there was a release of hazardous substances from the Site. The EPA alleges battery chips were stockpiled between 1950 and 1970 by General Smelting and Refining, Inc. (“GSR”), which subsequently became a Company subsidiary, were made available to the general public during that time period, and were transported from the GSR plant facility to the properties that make up the Site. The 2003 letter from the EPA stated that it has cleaned 86 properties relating to the Site and excavated/ disposed of approximately 91,000 tons of contaminated soil and battery chip debris. The letter also stated the EPA anticipates that (i) additional funds may be expended on the Site, (ii) the Company is potentially liable for such expenditures plus interest, and (iii) the demand for payment amount is preliminary, and does not limit the EPA from providing a revised figure as additional costs are identified. In its letter the EPA also sought Metalico Inc.’s agreement to assume responsibility for any future removal and other remediation activities that are discovered relating to the Site.

      The Company responded to the Notice on April 4, 2003 through its external legal counsel. The response pointed out that the Company, our Metalico-College Grove, Inc. subsidiary (“MCG”), which purchased certain assets from GSR as discussed below, and GSR are separate corporations. The response also observed that GSR is not the owner or operator of the Site and argued, based on certain deposition testimony in a prior case, that GSR did not arrange for deposit of hazardous materials on the Site. The response also pointed out that neither the Company nor MCG are or could be “arrangers” with respect to the disposal of the subject hazardous materials. Finally, the response argued that under governing federal and state law pertaining to the relationship of parent and subsidiary companies neither the Company nor MCG has any liability for the alleged activities of GSR.

      The EPA replied to the Company’s response on June 28, 2004, when it issued a Third Request for Information (the “Third Request Letter”). The Third Request Letter stated that it was intended to help the EPA evaluate information previously provided by the Company but also increased the EPA’s demand for costs through June 23, 2004 to $11,778,000. The Company’s external legal counsel filed a response to the Third Request Letter with the EPA on September 10, 2004. In October 2004, the EPA asked the Company to consider entering into a tolling agreement for purposes of tolling any statute of limitations potentially applicable to the EPA’s claim. In January of 2005 the Company and the EPA entered into an agreement to toll any such statute of limitations for the period from January 19, 2005 through May 31, 2005.

      There has been no further response from the EPA to the Company’s submissions. External legal counsel has advised the Company that it is too early at this time to determine how the EPA will ultimately react to the Company’s submissions, whether the matter will result in litigation, or what the ultimate outcome will be. As a result, management and the Company’s legal counsel are unable to reasonably estimate the amount of ultimate liability, if any, which may be incurred with respect to this matter. The Company intends to vigorously contest the EPA’s claim. The financial statements accompanying this Form 10 do not include any adjustments that might result from the outcome of this uncertainty.

      We are involved in certain other legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such other proceedings and litigation will not materially affect the Company’s financial position, results of operations, or cash flows.

      The Company does not carry, and does not expect to carry for the foreseeable future, significant insurance coverage for environmental liability because the Company believes that the cost for such insurance is not economical. Accordingly, if the Company were to incur liability for environmental damage in excess of accrued environmental remediation liabilities, its financial position, results of operations, and cash flows could be materially adversely affected.

Quantitative and Qualitative Disclosures About Market Risk

      We are exposed to financial risk resulting from fluctuations in interest rates and commodity prices. We seek to minimize these risks through regular operating and financing activities. We do not use derivative financial instruments.

Interest rate risk

      We are exposed to interest rate risk on our long-term fixed interest rate indebtedness and on our floating rate borrowings. As of December 31, 2004, variable rate borrowings mainly consisted of outstanding borrowings of $17.7 million under our loan agreement. Borrowings under our loan agreement bear interest at either the prime rate of interest plus a margin or LIBOR plus a margin. Any increase in either base rate would lead to higher interest expense. We do not have any interest rate swaps or caps in place which would mitigate our exposure to fluctuations in the interest rate on this indebtedness. Assuming our variable borrowings were to equal the average borrowings under our loan agreement during a fiscal year, a hypothetical increase or decrease in interest rates by 1% would increase or decrease interest expense on our variable borrowings by approximately $177,000 per year, with a corresponding change in cash flows.

Commodity price risk

      We are exposed to risks associated with fluctuations in the market price for both ferrous and non-ferrous metals which are at times volatile. See the discussion under the section entitled “Risk Factors — The metals recycling industry is highly cyclical and export markets can be volatile.” We attempt to mitigate this risk by seeking to turn our inventories quickly instead of holding inventories in speculation of higher commodity prices.

Foreign currency risk

      International sales account for an immaterial amount of our consolidated net sales and all of our international sales are denominated in U.S. dollars. We also purchase a small percentage of our raw materials from international vendors and these purchases are also denominated in local currencies. Consequently, we do not enter into any foreign currency swaps to mitigate our exposure to fluctuations in the currency rates.

METALICO, INC. AND SUBSIDIARIES AND MAYCO INDUSTRIES, INC.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2004
($ in thousands)
(Unaudited)

      On September 30, 2004 Metalico, Inc. (“Metalico”) purchased the remaining 50% interest owned by Mayfield Manufacturing, Inc. (Mayfield) of Mayco Industries, Inc. (Mayco). In addition, Metalico is obligated to purchase the underlying real estate for Mayco’s Birmingham, Alabama lead fabrication plant (that is owned by an affiliate of Mayco) in a separate transaction to take place before November 30, 2004. Below are the Pro Forma Condensed Consolidated Income Statements of Metalico and Mayco as if the acquisitions had occurred at the beginning of the year ended December 31, 2003 or the beginning of the six months ended June 30, 2004. The Pro Forma Condensed Consolidated Balance Sheet assumes the acquisitions occurred on June 30, 2004.

	Metalico, Inc.	Mayco	Pro Forma		Pro Forma
	and subsidiaries	Industries, Inc.	Adjustments		Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$1,144	$400	$—		$1,544
Trade receivables	11,555	6,077	(387	)C	17,245
Inventories	7,941	3,138	—		11,079
Prepaid expenses and other	725	177	(20	)C	882

Total current assets	21,365	9,792	(407)		30,750
Property and Equipment, net	19,366	3,991	3,183	B	26,540
Goodwill	17,979	492	6,329	A	24,800
Investment in Joint Venture	2,703		(2,703	)A	—
Other Long-Term Assets	6,271	128	(650	)C	5,749

	$67,684	$14,403	$5,752		$87,839

LIABILITIES & STOCKHOLDERS’ AND MEMBERS’ EQUITY
Current Liabilities:
Accounts payable	$5,464	$3,285	$(407	)C	$8,342
Short-term debt	1,837	4,291	8,115	A	14,243
Current maturities of long-term debt	3,559	328	3,183	B	7,070
Accrued expenses	4,678	823	—		5,501

Total current liabilities	15,538	8,727	10,891		35,156

Long-Term Liabilities
Long-term debt, less current maturities	9,716	1,277	(650	)C	10,343
Accrued and other	859	34	—		893

Total long-term liabilities	10,575	1,311	(650)		11,236

Redeemable Common Stock	200	—	—		200

Stockholders’ and Members’ Equity
Capital stock
Preferred	39,132				39,132
Common	6				6
Members’ equity		2,280	(2,280	)A	—
Additional paid-in capital	10,654				10,654
Retained earnings	(8,296)	2,334	(2,334	)A	(8,296)
Accumulated other comprehensive income (loss) —					—
unrecognized pension costs of joint venture investee	(125)	(249)	125	A	(249)

Total stockholders’ and members’ equity	41,371	4,365	(4,489)		41,247

Total liabilities and stockholders’ and members’ equity	$67,684	$14,403	$5,752		$87,839

A	To account for acquisition of remaining interests in Mayco as a step acquisition, financing related thereto, and elimination of applicable amounts in consolidation. Note that Metalico is in process of obtaining an appraisal of identifiable intangible assets from a certified appraiser for recognition apart from goodwill recorded as a part of the acquisition; thus, the allocation of the purchase price is subject to adjustment. Identifiable intangible assets of significance that may be identified are customer-related intangible assets including (a) customer lists and (b) trademarks. Once a value has been obtained for such intangible assets, they will be reclassified apart from goodwill and amortized over their estimated useful lives from 7-10 years. If identifiable intangible assets were valued at $1.5 million or $2.5 million the income statement would incur (assuming a 10 year amortization) additional annual amortization expense of $150,000 or $250,000 per year. In addition, and by no later than January 15, 2005, the purchase price will be adjusted by the amount of a tax distribution payable by Metalico to the owners of Mayfield determined based on the income tax owed by the Mayfield members applicable to taxable income of Mayco for January 1 through September 30, 2004.

The Company’s allocation of its investment in Mayco to the net assets it obtained a controlling interest in the pro forma balance sheet is as follows:

Assets:
Cash	$400
Accounts receivable	6,077
Inventories	3,138
Other current assets	177
Property and equipment	3,991
Other assets	128
Goodwill	6,821
Liabilities Assumed:
Debt	(5,896)
Accounts payable and accrued expenses	(4,108)
Other liabilities	(34)

Net assets	10,694
Less Metalico investment in joint venture net of unrecognized pension costs as of June 30, 2004	2,579

Purchase price for the remaining 50% membership interest in Mayco	$8,115

B	In connection with the acquisition of remaining interests in Mayco, Metalico acquired the underlying real estate for Mayco’s Birmingham, Alabama lead fabrication plant from an affiliate of the seller of the Mayco interests in a separate transaction on January 7, 2005 subject to certain provisions allowing for delays in the process of closing on the real estate purchase. The purchase price of the real estate was approximately $3,183. Metalico primarily funded the purchase with debt with one year balloon payment terms.

C	To eliminate trading balances and intercompany transactions between Metalico and Mayco.

PROFORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the nine months ended September 30, 2004
($ in thousands, except per share information)
(Unaudited)

	Metalico, Inc.	Mayco	Pro Forma		Pro Forma
	and subsidiaries	Industries, Inc.	Adjustments		Consolidated

Net sales	$75,988	$34,409	$(2,695	)A	$107,702

Costs and expenses
Operating expenses	60,753	27,088	(2,695	)A	85,146
Selling, general and administrative	5,521	3,903	90	A	9,244
			(270	)E
Depreciation and amortization	1,852	894	65	E	2,811

	68,126	31,885	(2,810)		97,201

Operating income	7,862	2,524	115		10,501

Financial and other income (expense)
Equity in net income of joint venture investee	1,124	—	(1,124	)B	—
Interest expense	(891)	(264)	25	A	(1,941)
			(653	)C
			(158	)E
Other income	44	(12)	65	A	97

Total financial and other income (expense)	277	(276)	(1,845)		(1,844)

Income from continuing operations before income taxes	8,139	2,248	(1,730)		8,657
Income taxes	3,188	—	181	D	3,369

Income from continuing operations	$4,951	$2,248	$(1,911)		$5,288

Earnings (loss) per common share:
Basic:
Income from continuing operations	$0.31				$0.33

Diluted:
Income from continuing operations	$0.22				$0.23

Weighted Average Common Shares Outstanding
Basic	13,683,222				13,683,222

Diluted	22,064,992				23,464,992

A	To eliminate intercompany sales ($2,695) and purchases ($2,695) management fee ($90) and interest income ($25).

B	To eliminate equity in net income of joint venture investee ($1,124).

C	To record estimated interest expense for debt incurred for acquisition ($653).

D	To record estimated income tax effect ($181) on additional interest expense, effect of acquisition of underlying real estate and incremental earnings from Mayco.

E	To record depreciation ($65) and interest ($158) on acquisition of underlying real estate for Mayco’s Birmingham, Alabama lead fabrication plant (that is owned by an affiliate of the seller of the Mayco interests) and eliminate rent expense ($270) applicable to the lease with such affiliate.

PROFORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2003

($ in thousands, except per share information)
(Unaudited)

	Metalico, Inc.	Mayco	Pro Forma		Pro Forma
	and subsidiaries	Industries, Inc.	Adjustments		Consolidated

Net sales	$61,322	$32,656	$(2,479	)A	$91,499

Costs and expenses
Operating expenses	49,942	25,163	(2,479	)A	72,626
Selling, general and administrative	5,303	4,382	120	A	9,466
			(339	)E
Depreciation and amortization	2,068	1,120	87	E	3,275

	57,313	30,665	(2,611)		85,367

Operating income	4,009	1,991	132		6,132

Financial and other income (expense)
Equity in net income of joint venture investee	756	—	(756	)B	—
Interest expense	(983)	(298)	35	A	(2,280)
			(828	)C
			(206	)E
Other income	(300)	(182)	85	A	(397)

Total financial and other income (expense)	(527)	(480)	(1,670)		(2,677)

Income from continuing operations before income taxes	3,482	1,511	(1,538)		3,455
Income taxes (credit)	(1,371)	—	(10	)D	(1,381)

Income from continuing operations	$4,853	$1,511	$(1,528)		$4,836

Earnings (loss) per common share:
Basic:
Income from continuing operations	$0.53				$0.52

Diluted:
Income from continuing operations	$0.21				$0.22

Weighted Average Common Shares Outstanding
Basic	5,727,243				5,727,243

Diluted	22,805,670				24,205,670

A	To eliminate intercompany sales ($2,479) and purchases ($2,479); management fee ($120); interest income ($35).

B	To eliminate equity in net income of joint venture investee ($756).

C	To record estimated interest expense for debt incurred for acquisition ($828).

D	To record estimated income tax effect ($10) on additional interest expense, effect of acquisition of underlying real estate and incremental earnings from Mayco.

E	To record depreciation ($87) and interest ($206) on acquisition of underlying real estate for Mayco’s Birmingham, Alabama lead fabrication plant (that was owned by an affiliate of the seller of the Mayco interests) and eliminate rent expense ($339) applicable to the lease with such affiliate.

QUARTERLY FINANCIAL INFORMATION

(Unaudited)

	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	3/31/2002	6/30/2002	9/30/2002	12/31/2002	3/31/2003	6/30/2003	9/30/2003	12/31/2003	3/31/2004	6/30/2004	9/30/2004

	($ thousands, except share data)
Selected Income Statement Data:
Revenue	$15,850	$13,974	$14,920	$14,518	$13,836	$15,342	$15,235	$16,909	$23,884	$24,742	$27,362

Costs and expenses
Operating expenses	12,537	10,727	11,445	11,730	11,317	12,362	11,876	14,387	18,911	20,113	21,729
Selling, general and administrative expenses	1,725	1,355	1,470	1,466	1,283	1,226	1,384	1,410	1,645	1,982	1,894
Depreciation and amortization	590	435	499	561	462	467	527	612	559	651	642

	14,852	12,517	13,414	13,757	13,062	14,055	13,787	16,409	21,115	22,746	24,265

Operating Income(a)	$998	$1,457	$1,506	$761	$774	$1,287	$1,448	$500	$2,769	$1,996	$3,097

Income (loss) from continuing operations(b)	$655	$1,178	$1,737	$280	$655	$1,539	$1,500	$1,159	$1,691	$1,211	$2,049
Discontinued operations(c)	(231)	(343)	(566)	89	(335)	(4,047)	—	1,510	(41)	43	(125)

Net Income (loss)	$424	$835	$1,171	$369	$320	$(2,508)	$1,500	$2,669	$1,650	$1,254	$1,924

Earnings (loss) per common share:
Basic:
Income (loss) from continuing operations	$0.04	$0.12	$0.22	$(0.03)	$0.04	$0.19	$0.18	$0.13	$0.21	$0.08	$0.09
Discontinued operations, net	(0.04)	(0.06)	(0.10)	0.02	(0.06)	(0.71)	—	0.26	(0.01)	—	(0.01)

Net income (loss)	$—	$0.06	$0.12	$(0.01)	$(0.02)	$(0.52)	$0.18	$0.39	$0.20	$0.08	$0.08

Diluted:
Income (loss) from continuing operations	$0.03	$0.05	$0.08	$(0.03)	$0.03	$0.07	$0.07	$0.05	$0.08	$0.06	$0.09
Discontinued operations, net	(0.01)	(0.02)	(0.02)	0.02	(0.02)	(0.18)	—	0.07	—	—	(0.01)

Net income (loss)	$0.02	$0.03	$0.06	$(0.01)	$0.01	$(0.11)	$0.07	$0.12	$0.08	$0.06	$0.08

Weighted Average Common Shares
Outstanding:
Basic	5,741,856	5,741,856	5,741,856	5,708,378	5,701,856	5,701,856	5,764,356	5,739,396	5,727,243	12,511,497	22,704,878

Diluted	20,788,474	22,435,865	23,348,834	5,708,378	22,870,231	22,907,347	22,668,429	22,794,486	21,241,285	21,816,937	22,945,293

(a)	Operating income — During the fourth quarter of 2002 lower operating income was recognized due to lower earnings in lead fabrication.
(b)	Income (loss) from continuing operations — During the third quarter of 2002 the Company recognized gains from the termination of a defined benefit pension plan of $247 and from forgiveness of debt of $385.
(c)	Discontinued operations — During the fourth quarter of 2003 the Company idled its secondary lead smelting and refining plant in College Grove, Tennessee.

Item 3.	Property

      Our facilities generally comprise:

•	indoor and outdoor processing areas;

•	various pieces of production equipment;

•	warehouses for the storage of repair parts and of unprocessed and processed ferrous and non-ferrous scrap;

•	storage yards for unprocessed and processed scrap;

•	machine or repair shops for the maintenance and repair of vehicles and equipment;

•	scales for weighing scrap;

•	loading and unloading facilities;

•	administrative offices; and

•	garages for transportation equipment.

      Our scrap processing facilities have specialized equipment and furnaces for processing various types and grades of scrap metal, which may include: grapples and magnets and front-end loaders to transport and process both ferrous and non-ferrous scrap, crane-mounted alligator or stationary guillotine shears to process large pieces of scrap, wire stripping and chopping equipment, balers and torch cutting stations. Processing operators transport inbound and outbound scrap on a fleet of rolloff trucks, dump trucks, stake-body trucks and lugger trucks.

      The majority of our outbound ferrous scrap products are shipped in rail cars generally provided by the railroad company which services each of the Company’s locations.

      Fabrication facilities include shot towers, rolling mills of various sizes, extrusion presses, mold casting lines, refining kettles, battery breaking equipment and a blast furnace used to process and make a variety of lead-based products.

      The following table sets forth information regarding our principal properties:

		Bldg(s).

		Approx.	Approx.	Leased/
Location	Operations	Square Feet	Acreage	Owned

Metalico, Inc.	Corporate Headquarters	3,500	N/A	Leased	(1)
186 North Avenue East
Cranford, New Jersey
Lake Erie Recycling Corp.	Office/Scrap Metal Processor/	312,966	13	Owned
127 Fillmore Avenue	Storage
Buffalo, New York
Metalico Aluminum Recovery, Inc.	Office/Aluminum Melting/	83,550	2	Leased	(2)
1951 Hamburg Turnpike	De-ox Production and Storage
Lackawanna, New York
Buffalo Hauling Corp.	Office/Scrap Handling/	28,992	12	Leased	(3)
1951 Hamburg Turnpike	Rail sitings for transshipping/
Lackawanna, New York	Storage
Metallico Lyell Acquisitions, Inc.	Office/Scrap Metal Processor/	74,175	12.7	Owned
1515 Scottsville Road	Storage
Rochester, New York

		Bldg(s).

		Approx.	Approx.	Leased/
Location	Operations	Square Feet	Acreage	Owned

Metallico Lyell Acquisitions, Inc.	Office/Scrap Processor/ Metal	27,500	3.2	Owned
d/b/a Diversified	Storage
50 Portland Avenue
Rochester, New York
Samuel Frank Metal Company, Inc.	Office/ Scrap Metal Processor/	30,000	6.25	Leased	(4)
600 West Avenue	Storage
Rochester, New York
Gulf Coast Recycling, Inc.	Lead Smelting and Refining	92,987	10	Owned
1901 North 66th Street
Tampa, Florida
Mayco Industries, Inc.	Office/Lead Product	96.183	7.5	Owned
18 West Oxmoor Road	Fabrication and Manufacturing
Birmingham, Alabama
Metalico-Granite City, Inc.	Office/Lead Production	180,570	12.5	Owned
1200 16th Street	and Fabrication
Granite City, Illinois
Santa Rosa Lead Products, Inc.	Office/Lead Product	12,000	1.5	Leased	(5)
33 So. University Street	Fabrication and Storage
Healdsburg, California
33 Healdsburg Avenue	Warehouse	4,000	N/A	Leased	(6)
Healdsburg, California
3949 Guasti Road	Office/Production/Storage	6,000	N/A	Leased	(7)
Ontario, California
West Coast Shot, Inc.	Office/Lead Product	6,225	1.5	Owned
32 Red Rock Road	Fabrication
Carson City, Nevada

(1)	The lease on our corporate headquarters is currently scheduled to expire October, 31, 2005, subject to an automatic annual renewal clause that is effective unless we give notice at least four months prior to the then-effective termination date. The current annual rent is $79,332.

(2)	The lease currently expires April 30, 2006. We have the right to renew for two successive three-year periods. The annual rent is $146,860 for the year ending April 30, 2005 and $218,999 for the year ending April 30, 2006.

(3)	The lease currently expires May 31, 2007. We have the right to renew for two successive three-year periods. The annual rent is $66,872 for the year ending May 31, 2005, $68,878 for the year ending May 31, 2006, and $70,945 for the year ending May 31, 2007.

(4)	The lease currently expires November 17, 2005. We have the right to renew for one additional year. The annual rent is $90,000. We also have an option to purchase the underlying premises for a price to be determined. The option expires upon the expiration of the term of the lease, including any renewal term.

(5)	The lease currently expires September 30, 2009. At this time the landlord is constructing additional space at the same location. Until such time as we can occupy the newly constructed space (“Substantial Completion”), the monthly rent is $3,500. Upon Substantial Completion, the monthly rent will increase to $8,000. As of April 1, 2007, the monthly rent will increase to $8,400 and the annual rent will be $100,800.

(6)	We occupy this warehouse on a month-to-month lease at a monthly rent of $2,556. Upon occupancy of the newly constructed space described in note (6) above, we will terminate the lease and vacate this space.

(7)	The lease currently expires June 15, 2007. The annual rent is $53,375 for the year ending June 15, 2005, $55,017 for the year ending June 15, 2006, and $56,660 for the year ending June 15, 2007.

      We also have an agreement to sell 3.7 acres of real property in Atlanta, Georgia previously occupied by our Metalico-Evans, Inc. subsidiary. Consummation of this agreement is not certain.

      We believe that our facilities are suitable for their present and intended purposes and that we have adequate capacity for our current levels of operation.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth the beneficial ownership of our common stock and our preferred stock as of December 10, 2004, by (i) each stockholder who we know to own beneficially more than 5% of each class, if any, and (ii) each director and named executive officer and all directors and executive officers as a group. Shares of our preferred stock are convertible into shares of our common stock on a share for share basis at the option of the holder or upon the occurrence of certain events more fully described in Item 11 below, Description of Registrant’s Securities to Be Registered. Our convertible debt is described in connection with the Mayco Industries acquisition in Item 2 above, Financial Information, and in Paragraphs 6 and 7 of Item 7 below, Certain Relationships and Related Transactions.

      A holder of our common stock has one vote per share at a meeting of our stockholders and a holder of preferred stock has one vote per share at a meeting of our stockholders.

      Except as indicated otherwise, each person named has sole voting and investment power over the shares that person beneficially owns, except to the extent that person shares that power with a spouse. Unless otherwise stated, the address of each person in the table is c/o Metalico, Inc., 186 North Avenue East, Cranford, New Jersey 07016.

					Percent of
				Percent	Fully Diluted
	Title of	Number of		of	Voting
Name and Address of Beneficial Owner	Stock Class	Shares(1)(2)(3)		Class(4)	Power(5)

5% Shareholders
RFE Investment Partners V, L.P.	Common	0			17.1%
36 Grove Street	Preferred	4,517,561		27.4%
New Canaan, Connecticut 06840
First Analysis Corporation	Common	15,000	(6)	*	17.0%
The Sears Tower, Suite 9500	Preferred	4,476,799	(7)	27.1%
233 South Wacker Drive Chicago, Illinois 60606-6502
Seacoast Capital Partners Limited	Common	120,000		1.2%	7.8%
Partnership	Preferred	1,954,963		11.8%
55 Ferncroft Road Danvers, Massachusetts 01923
The Argentum Group	Common	313,529	(8)	3.2%	6.8%
60 Madison Avenue, 7th Floor	Preferred	1,489,326	(9)	9.0%
New York, New York 10010
Kitty Hawk Capital Limited Partnership IV	Common	100,000		1.0%	4.7%
2700 Coltsgate Road, Suite 202	Preferred	1,147,825		7.0%
Charlotte, North Carolina 28211

Directors and Executive Officers

Carlos E. Agüero, Director and Chairman, President and Chief Executive Officer	Common	3,606,468		36.4%	22.0%
	Preferred	2,197,676		13.3%

					Percent of
				Percent	Fully Diluted
	Title of	Number of		of	Voting
Name and Address of Beneficial Owner	Stock Class	Shares(1)(2)(3)		Class(4)	Power(5)

Michael J. Drury, Director and Executive Vice President	Common	238,492	(10)	2.4%	1.1%
	Preferred	65,629		*
Earl B. Cornette, Director	Common	122,500		1.2%	*
2463 Cobb’s Way	Preferred	131,258		*
Palm Harbor, Florida 34684
Bret R. Maxwell, Director	Common	230,240		2.3%	17.8%
c/o MK Capital	Preferred	4,476,799	(11)	27.1%
1033 Skokie Boulevard, Suite 430
Northbrook, Illinois 60062
Walter H. Barandiaran(12), Director	Common	313,529		3.2%	6.8%
c/o The Argentum Group	Preferred	1,489,326		9.0%
60 Madison Avenue, 7th Floor
New York, New York 10010
Arnold S. Graber, Executive Vice President, General Counsel and Secretary	Common	15,278		*	*
	Preferred	0
Eric W. Finlayson, Senior Vice President and Chief Financial Officer	Common	80,706		*	*
	Preferred	70,611		*
Executive Officers and Directors as a group (7 persons)	Common	4,617,213		46.6%	51.1%
	Preferred	8,431,299		%

*	Represents beneficial ownership of less than 1% of the outstanding shares of common stock or preferred stock or less than 1% of combined voting power, as applicable.

(1)	Includes shares of common stock held directly as well as by spouses or minor children, in trust and other indirect ownership, over which shares the individuals effectively exercise sole voting and investment power.

(2)	Includes shares of common stock issuable upon the exercise of options which as of December 15, 2004, were unexercised but were exercisable within a period of 60 days from that date. These amounts include the following numbers of shares of common stock for the following individuals: Carlos E. Agüero, 50,129; Michael J. Drury, 16,546; Arnold S. Graber, 15,278; and Eric W. Finlayson, 10,317.

(3)	Includes shares of common stock issuable upon conversion of outstanding convertible debt and exercise of warrants described below in Paragraphs 6 and 7 of Item 7, Certain Relationships and Related Transactions.

(4)	Calculations include shares of common stock issuable upon the exercise of vested options (as described in Footnote 2 above), the conversion of debt securities (as described in Footnote 3 above), the exercise of warrants, and any other securities deemed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(5)	Assumes all preferred stock and convertible debt (as described in Footnote 3 above) is converted to common stock and all warrants and vested options (as described in Footnotes 2 and 4 above) are exercised.

(6)	Warrants are held by First Analysis Securities Corporation, an affiliate.

(7)	Includes 2,148,853 shares (13.0% of class) held by Infrastructure & Environmental Private Equity Fund III, LP, 895,363 shares (5.4%) held by The Productivity Fund III, L.P., 839,350 shares (5.1%) held by Apex Investment Fund III, LP, 537,226 shares (3.3%) held by Environmental & Information Technology Private Equity Fund III, and 56,008 shares (0.3%) held by Apex Strategic Partners, LLC.

(8)	Shares held by Argentum Capital Partners II, L.P.

(9)	Includes 1,241,162 shares (7.5% of class) held by Argentum Capital Partners II, L.P. and 248,164 shares (1.5%) held by Argentum Capital Partners, L.P.

(10)	Includes Warrant for 90,000 shares of our common stock.

(11)	All shares are held by venture capital funds with which Mr. Maxwell is affiliated.

(12)	All shares are held by venture capital funds with which Mr. Barandiaran is affiliated.

Item 5.	Directors and Executive Officers

MANAGEMENT

      The names of our directors and executive officers, their ages as of November 15, 2004, and certain other information about them are set forth below:

Name	Age	Current Positions

Carlos E. Agüero	52	Chairman of the Board, President, Chief Executive Officer and Director
Michael J. Drury	48	Executive Vice President and Director
Earl B. Cornette(1)(2)	79	Director
Bret R. Maxwell(1)(2)	45	Director
Walter H. Barandiaran(1)	52	Director
Arnold S. Graber	51	Executive Vice President, General Counsel and Secretary
Eric W. Finlayson	46	Senior Vice President and Chief Financial Officer

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

      Carlos E. Agüero founded the Company in August of 1997 and has served as our Chairman, President and Chief Executive Officer and as a Director since that time. From February 1988 to December 1996, he held the position of President, Chief Executive Officer and Director of Continental Waste Industries, Inc., which he founded in February 1988 and helped guide through more than thirty acquisitions and mergers. Continental commenced trading on the NASDAQ National Market in November of 1993 and was acquired by Republic Industries, Inc., in December of 1996.

      Michael J. Drury has been an Executive Vice President of the Company since its founding in August 1997 and a director since September 1997. He served as Secretary of the Company from March 2000 to July 2004. From February 1988 through June 1997, Mr. Drury was Senior Vice President, Chief Financial Officer, and a member of the Board of Directors of Continental Waste Industries, Inc. His responsibilities include acquisition development, investor relations, operations, and debt management.

      Earl B. Cornette has been a Director of the Company since September 1997. Since 1995 Mr. Cornette has been President of EBC Consulting, Inc., a consulting firm in the lead and environmental industries based in Palm Harbor, Florida. From 1990 through 1995, Mr. Cornette was Chairman of the Board of Directors of Schuylkill Holdings Corporation, a secondary lead smelter. From 1989 through 1997, Mr. Cornette was Chairman of the Association of Battery Recyclers, an organization composed of secondary lead smelting companies dedicated to sound recycling practices and good environmental controls. From 1995 through 1997, Mr. Cornette was also a consultant to ENTACT, Inc., a firm that specializes in environmental cleanups, especially lead related.

      Bret R. Maxwell has been a Director of the Company since September of 1997. He has been the managing general partner of MK Capital LP, a venture capital firm specializing in investments in technology and outsourcing companies, since its formation in 2001. From May of 1982 to January of 2002 Mr. Maxwell was employed by First Analysis Corporation, where he founded a venture capital practice in 1985 and served as co-chief executive officer from February of 1998 until his departure. Mr. Maxwell holds his seat on the Board as a Director designated by, collectively, five investment funds managed by First Analysis Corporation that hold a portion of the Company’s preferred stock, pursuant to the Stockholders’ Agreement described below. He is the managing general partner of each of the five funds. Mr. Maxwell chairs the Board’s Compensation Committee.

      Walter H. Barandiaran has been a Director of the Company since June of 2001. He is a founder and a managing partner of The Argentum Group, a New York-based private equity firm founded in 1987 that serves as a general partner of several investment funds. Since March 2002, Mr. Barandiaran has been Chairman of Horizon Wimba, Inc., a software platform for live, web-based teaching, learning, and interactive communica-

tions formerly known as Horizon Live.com, Inc. Since March 2003, he has been the Chairman of AFS Technologies, Inc., a provider of ERP software to the food processing and distribution industries. He also serves on the Boards of Directors of several privately held corporations in which The Argentum Group or its affiliates have invested. He chairs the audit committees of AFS Technologies, Inc., Horizon Wimba, Inc., LifeStar Response, Inc., MCubed Technologies, Inc., and Medsite, Inc., and sits on the compensation committees of AFS Technologies, Inc., Horizon Wimba, Inc., LifeStar Response, Inc., and Medsite, Inc. He is a former member of the compensation committee of MCubed Technologies, Inc. and served as chief executive officer of AFS Technologies, Inc. from December 2002 to April 2003 and in the same capacity for Horizon Live.com, Inc. from March 2002 to June 2004. Mr. Barandiaran holds his seat on the Board as a Director designated by, collectively, two investment funds (Argentum Capital Partners, L.P., and Argentum Capital Partners II, L.P.) that hold a portion of the Company’s preferred stock, pursuant to the Stockholders’ Agreement described below. The Argentum Group is also a general partner of two other funds that hold a portion of the Company’s preferred stock, Infrastructure & Environmental Private Equity Fund III, LP, and Environmental & Information Technology Private Equity Fund III, LP. Mr. Barandiaran chairs the Board’s Audit Committee and is an Audit Committee Financial Expert.

      Arnold S. Graber joined the Company as Executive Vice President and General Counsel in May of 2004. From 2002 until that time he practiced law with the firm of Otterbourg, Steindler, Houston & Rosen, P.C. in New York, New York. From 1998 to 2001 he served as general counsel of TSR Wireless LLC, a privately held paging carrier and telecommunications retailer based in Fort Lee, New Jersey, which filed a petition under Chapter 7 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of New Jersey on December 8, 2000. From 1988 to 1998 Mr. Graber was a member of the Law Department of The First National Bank of Chicago. He was appointed the Company’s Secretary on July 1, 2004.

      Eric W. Finlayson has been Senior Vice President and Chief Financial Officer of the Company since its founding in August of 1997. Mr. Finlayson has responsibility for our Corporate Cash Management and Insurance programs, accounting, pensions, and transitioning newly acquired companies into the policies and procedures of Metalico. From September 1993 through June 1997, Mr. Finlayson was Corporate Controller of Continental Waste Industries, Inc., where his primary duties included SEC reporting, cash management, accounting, and investor relations. Mr. Finlayson is a Certified Public Accountant.

STOCKHOLDERS’ AGREEMENT

      We have entered into a Second Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement) with certain holders of our preferred stock and certain of our significant stockholders and members of management. Under the Stockholders’ Agreement, the Company and holders who owned collectively 16,066,075 (or about 97%) of the Company’s outstanding preferred stock and 3,254,159 (or about 57%) of the Company’s outstanding common stock as of May 24, 2004 (collectively, about 87% of our voting stock on a fully diluted basis) agree to vote, as stockholders, their shares of our equity securities for the election, as directors of our company, of the four individuals designated by, respectively:

(i) Seacoast Capital Partners Limited Partnership,

(ii) collectively, five investment funds affiliated with First Analysis Corporation (i.e., Apex Investment Fund III, LP, Apex Strategic Partners, LLC, Infrastructure & Environmental Private Equity Fund III, LP, Environmental & Information Technology Private Equity Fund III, and The Productivity Fund III, L.P.),

(iii) RFE Investment Partners V, L.P., and

(iv) collectively, two investment funds affiliated with The Argentum Group (i.e., Argentum Capital Partners, L.P. and Argentum Capital Partners II, L.P.),

in each case so long as such individual or collective entity, all of whom are investors in the Company, owns at least 75% of the preferred stock held by it on May 24, 2004. Each such individual or collective entity may withdraw its designation of an individual director or designate a new individual to be a director of the Company in its own discretion from time to time. At such time as any such individual or collective entity identified in clauses (i) through (iv) above owns less than 75% of the preferred stock held by it on May 24, 2004, its designated director will be removed from the board and the remaining individual and collective entities, voting together as a group, will designate a successor director, provided that at the time of designation such remaining investors collectively own 50% of the preferred stock owned by all of the investors identified in clauses (i) through (iv) above on May 24, 2004. If they do not, the successor director will be elected by the holders of all voting capital stock voting together as a single class, with each remaining holder of preferred stock being entitled to cast the number of votes equal to the number of votes which could be cast by such holder upon conversion of the holder’s preferred stock to common stock as described in Item 11 below, Description of Registrant’s Securities to Be Registered. Effective December 31, 2004, Seacoast Capital Partners Limited Partnership and RFE Investment Partners V, L.P., have waived their rights to designate directors. The summary of the Stockholders’ Agreement in the Description of Registrant’s Securities below also states the conditions for termination of the Stockholders’ Agreement.

COMMITTEES OF THE BOARD OF DIRECTORS

      Our Board of Directors has a Compensation Committee and an Audit Committee. The Board may also establish other committees from time to time to assist in the discharge of its responsibilities.

Compensation Committee

      The Compensation Committee conducts a general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the Compensation Committee reviews our chief executive officer’s recommendations on compensating our officers and adopting and changing major compensation policies and practices, and reports its recommendations to the whole board of directors for approval and authorization. The Compensation Committee also administers our employee benefit plans. Our Compensation Committee currently consists of Mr. Maxwell, the chairman, and Mr. Cornette.

Audit Committee

      The Audit Committee makes recommendations to the Board of Directors regarding the independent auditors to be nominated for election by the stockholders and reviews the independence of such auditors, approves the scope of the annual audit activities of the independent auditor, approves the audit fee payable to the independent auditor and reviews such audit results with the independent auditor. The Audit Committee is currently composed of Mr. Barandiaran, the chairman and an Audit Committee Financial Expert, and Messrs. Cornette and Maxwell. McGladrey & Pullen, LLP currently serves as our independent auditor.

Compensation Committee Interlocks and Insider Participation

      The members of our Compensation Committee are Messrs. Maxwell, Cornette and Foster. None of the members of our Compensation Committee has at any time been one of our officers or employees. None of our executive officers serves as a director or compensation committee member of any entity that has one or more of its executive officers serving as one of our directors or on our Compensation Committee.

DIRECTOR COMPENSATION

      Mr. Cornette receives a payment of $1,000 per meeting of the Board of Directors attended. By agreement, none of the other outside Directors is compensated for service to the Company and we do not pay additional fees for membership on committees of the Board.

Item 6.	Executive Compensation

COMPENSATION SUMMARY

      The following table sets forth the total compensation for the Chief Executive Officer and all other executive officers (the “Named Officers”) whose total compensation exceeded $100,000 during 2004 for their services to the Company and its subsidiaries for each of the years ended December 31, 2004, 2003 and 2002. Employees not deemed to be “executive officers” of the Company who earned more than $100,000 in salary and bonus are excluded from this table.

SUMMARY COMPENSATION TABLE

				Long Term
				Compensation
		Annual Compensation		Securities
				Underlying	All Other
		Salary	Bonus(a)	Options/SARS	Compensation
Name and Principal Position	Year	($)	($)	(#)	($)

Carlos E. Agüero	2004	251,455	35,000	—	10,251	(b)
President and Chief Executive Officer	2003	195,000	125,000	10,000	10,609	(b)
	2002	199,835	50,000	10,000	6,775	(b)
Michael J. Drury	2004	189,726	35,000	—	12,026	(c)
	2003	146,000	75,000	20,000	8,602	(c)
Executive Vice President and Secretary(1)	2002	147,000	50,000	10,950	5,356	(c)
Eric W. Finlayson	2004	125,120	35,000	—	8,523	(d)
Senior Vice President	2003	96,600	50,000	10,000	6,163	(d)
and Chief Financial Officer	2002	96,226	30,000	8,200	6,202	(d)
Arnold Graber	2004	121,154	35,000	—	892	(e)
Executive Vice President, General Counsel
and Secretary

(1)	Mr. Drury resigned as Secretary effective July 1, 2004.

(a)	Cash bonuses are included in compensation for the year for which they were earned, even if actually paid in the subsequent year.

(b)	Includes matching contribution payments made to the Company’s 401(k) Plan (4% of eligible compensation) for the benefit of Mr. Agüero of $10,251, $8,802 and $5,732 and the dollar value of term life insurance premiums paid for the benefit of Mr. Agüero of $2,154, $1,807 and $1,043 for the years ending December 31, 2004, December 31, 2003, and December 31, 2002 respectively.

(c)	Includes matching contribution payments made to the Company’s 401(k) Plan (4% of eligible compensation) for the benefit of Mr. Drury of $10,357, $7,199 and $4,360 and the dollar value of term life insurance premiums paid for the benefit of Mr. Drury of $1,669, $1,403 and $996 for the years ending December 31, 2004, December 31, 2003, and December 31, 2002 respectively.

(d)	Includes matching contribution payments made to the Company’s 401(k) Plan (4% of eligible compensation) for the benefit of Mr. Finlayson of $7,309, $5,120 and $5,420 and the dollar value of term life insurance premiums paid for the benefit of Mr. Finlayson of $1,213, $1,043 and $782 for the years ending December 31, 2004, December 31, 2003, and December 31, 2002 respectively.

(e)	Includes the dollar value of term life insurance premiums paid for the benefit of Mr. Finlayson of $893 for the year ending December 31, 2004.

OPTION GRANTS IN LAST FISCAL YEAR

      The numbers of stock options to be granted to the Named Officers for 2004 will be based in part on the Company’s EBITDA for that year as confirmed in our annual audit. As of the date of this registration statement, our annual audit has not been completed and the numbers of 2004 stock option grants have not been determined. When they are determined, awards will be made effective as of December 31, 2004 for purposes of setting an exercise price and commencing the three-year monthly vesting schedule.

      The following table sets forth information concerning stock option grants made to the Named Officers by the Company during 2003.

	Individual Grants(1)				Potential Realizable
					Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options	Exercise		Price Appreciation for
	Underlying	Granted	of Base		Option Term(2)
	Options	to Employees	Price	Expiration
Name	Granted (#)	in Fiscal Year	($/Sh)	Date	5% ($)	10% ($)

Carlos E. Agüero	10,000	11%	2.00	12/31/08	5,526	12,210
Michael J. Drury	20,000	22%	2.00	12/31/08	11,051	24,420
Eric W. Finlayson	10,000	11%	2.00	12/31/08	5,526	12,210

(1)	All grants were made pursuant to the 1997 Long Term Incentive Plan adopted by our Board of Directors and described in Item 9 below, Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters.

(2)	In all cases the option term is five years.

EMPLOYMENT CONTRACTS

      We have an employment agreement with our President and Chief Executive Officer, Carlos E. Agüero for a three-year term ending on December 31, 2006. The agreement automatically extends for additional one-year periods unless either we or Mr. Agüero terminate it upon thirty days written notice. The agreement provides for specified minimum annual compensation. In the event that we terminate Mr. Agüero’s employment without cause or there is a “Change of Control” as defined in the agreement, we will be required to pay him an amount equal to the greater of $870,000 or the total amount of base salary that would otherwise have been paid to him from the date of such termination or Change of Control until the last day of the initial three-year term of the agreement. The required payment would reduce dollar-for-dollar the principal amount of existing unsecured advances owed by the Company to Mr. Agüero. Mr. Agüero is also eligible to participate in our Executive Management Stock Option and Bonus Plan. The Company also provides Mr. Agüero with a $250,000 life insurance policy under the agreement.

      We also have an employment agreement with Michael J. Drury, our Executive Vice President and Secretary, for a three-year term ending on December 31, 2006. The agreement automatically extends for additional one-year periods unless either we or Mr. Drury terminate it upon thirty days written notice. The agreement provides for specified minimum annual compensation. In the event that we terminate Mr. Drury’s employment without cause or there is a “Change of Control” as defined in the agreement, we will be required to pay him an amount equal to his base salary for twelve months. Mr. Drury is also eligible to participate in our Executive Management Stock Option and Bonus Plan. The Company also provides Mr. Drury with a $250,000 life insurance policy under the agreement.

      We additionally have an employment agreement with Eric W. Finlayson, our Senior Vice President and Chief Financial Officer, for a three-year term ending on December 31, 2006. The agreement automatically extends for additional one-year periods unless either we or Mr. Finlayson terminate it upon thirty days written notice. The agreement provides for specified minimum annual compensation. In the event that we terminate Mr. Finlayson’s employment without cause or there is a “Change of Control” as defined in the agreement, we will be required to pay him an amount equal to his base salary for twelve months. Mr. Finlayson is eligible to participate in our Executive Management Stock Option and Bonus Plan. The Company also provides Mr. Finlayson with a $250,000 life insurance policy under the agreement.

      Effective as of May 3, 2004, the Company entered into an employment agreement with our Executive Vice President and General Counsel, Arnold S. Graber. The employment agreement provides for specified annual compensation for a term ending December 31, 2006 and automatically extends for additional one-year periods unless either we or Mr. Graber terminate it upon thirty days written notice. In the event that we terminate Mr. Graber’s employment without cause or there is a “Change of Control” as defined in the agreement, we will be required to pay him an amount equal to his base salary for twelve months. Mr. Graber is eligible to participate in our Executive Management Stock Option and Bonus Plan. The Company also provides Mr. Graber with a $250,000 life insurance policy under the agreement. As an inducement to accept his employment by the Company, Mr. Graber was also awarded options to purchase 15,000 shares of our common stock at $.01 per share, 20,000 shares of our common stock at $1.00 per share, and 15,000 shares of our common stock at $3.00 per share. Those options vest in ratable monthly installments over a three-year period commencing with May of 2004 and expire on May 2, 2009.

EXECUTIVE INCENTIVE BONUS PLAN

      Our Board of Directors has approved an incentive compensation plan for 2004 for our executive officers to be administered by the Board’s Compensation Committee. The Compensation Committee has identified a series of corporate and individual goals for 2004. Each executive officer has been allocated a measure of responsibility for particular goals. (In some cases more than one officer has been assigned the same goal.) Individual incentive awards are to be based on the achievement of allocated goals and discretionary evaluations of the eligible employees. Awards are contemplated to include a cash payment and a grant of options on our common stock.

STOCK OPTION AND INCENTIVE PLAN

      The Company has adopted the 1997 Long-Term Incentive Plan. The option plan allows for a number of shares of our common stock equal to up to 10% of the total authorized amount of common shares to be issued upon the exercise of stock options to be granted to our officers, consultants and employees from time to time. The purpose of the option plan is to provide additional performance and retention incentives to officers and employees by facilitating their purchase of a stock interest in us. The plan is administered by the Compensation Committee of our Board of Directors. Options vest over a period determined by the Compensation Committee. Options are granted based upon several factors, including seniority, job duties and responsibilities, job performance, and our overall performance. Under the terms of the plan, officers, consultants and our employees may be granted options to purchase our common stock at values set on the date an option is granted as determined by our Board of Directors. Options generally vest in equal monthly installments over three years and may be exercised for up to five years from the date of grant. However, the 78,750 options granted as of December 31, 2002 vest in equal monthly installments on a three-year schedule with an acceleration of the last year on the second anniversary of the grant date, resulting in full vesting at the end of two years (that is, December 31, 2004).

      The Company receives no monetary consideration for the granting of stock options pursuant to the option plan. However, it receives the option price for each share issued to optionees upon the exercise of the options. Shares issued as a result of the exercise of options will be authorized but unissued shares. The exercise of options and payment for the shares received would contribute to the Company’s equity.

Item 7.	Certain Relationships and Related Transactions

      1. Mr. Agüero is a limited partner of Infrastructure & Environmental Private Equity Fund III, L.P., and of Argentum Capital Partners II, L.P., two of the Company’s venture capital investors. His holdings in each fund are less than 1% of such fund’s limited partnership interests.

      2. On March 1, 2003, the Company restructured and consolidated certain outstanding obligations to Mr. Agüero with the approval of our Board of Directors. Pursuant to the restructuring, $150,000 of principal and approximately $58,000 of accrued interest owed to Mr. Agüero was paid, $400,000 of indebtedness was converted to 76,924 shares of Class B Preferred Stock, Mr. Agüero forgave approximately $55,000 of accrued interest, and the remaining obligations were consolidated in a promissory note in the principal amount of $870,000 executed on behalf of the Company. The original obligations arose from advances provided from time to time as short-term bridge financing to help fund certain acquisitions and to provide working capital. Interest on the consolidated note was payable monthly at a rate of 5% per annum and principal was due in full at maturity in December of 2005. In June of 2004 Mr. Agüero agreed, with the approval of our Board of Directors, to accept 435,000 shares of the Company’s common stock in exchange for the principal indebtedness represented by the $870,000 note. The note was cancelled as of June 1, 2004 upon the issuance and delivery of the common stock to Mr. Agüero. Our Class B Preferred Stock was exchanged for shares of newly issued preferred stock on May 24, 2004, as described in Item 10, Recent Sales of Unregistered Securities and Item 11, Description of Registrant’s Securities to Be Registered, set out below. We believe these transactions were on terms at least as favorable to the Company as we would expect to negotiate with unrelated third parties.

      3. On February 6, 2004, with the approval of our Board of Directors, Mr. Agüero and Mr. Drury advanced $500,000 and $250,000, respectively, to the Company in exchange for promissory notes executed on behalf of the Company and payable to Mr. Agüero in the principal amount of $600,000 and Mr. Drury in the principal amount of $300,000. The Company used the proceeds of the advances to redeem indebtedness (which accrued interest at a rate of 12% per annum) owed to and warrants held by a former lender under the termination agreement entered into on May 31, 2001, described in Item 2 above, Financial Information. Interest accrues under each note at a rate of 5% per annum, payable monthly. Principal is due in full at maturity on February 5, 2005. Although each note is legended “Mortgage Note” and states that it is secured by land located in Atlanta, Georgia owned by Metalico-Evans, Inc, a wholly owned subsidiary of the Company, no mortgage has been executed or recorded against the real property securing either note or otherwise in favor of either Mr. Agüero or Mr. Drury. The indebtedness represented by the notes is expressly subordinated to our indebtedness to Wells Fargo Foothill, Inc. under our senior secured credit facility described in Item 2 above, Financial Information. Mr. Agüero and Mr. Drury have agreed to extend the maturity of their notes for one year in exchange for an increase in the interest rate to 7% per annum, subject to Board approval. We believe these transactions were on terms at least as favorable to the Company as we would expect to negotiate with unrelated third parties.

      4. On February 9, 2004, Mr. Agüero advanced $700,000 to us under the terms of a promissory note executed on behalf of the Company and approved by our Board of Directors. Interest accrues under the note at a rate of 5% per annum, payable monthly. Principal is due in full at maturity on February 9, 2005. The advances were used as short-term bridge financing in order to help fund the acquisition of assets of by our scrap handling subsidiary in Buffalo, New York on February 9, 2004. We believe this transaction was on terms at least as favorable to the Company as we would expect to negotiate with unrelated third parties.

      5. Mr. Agüero, as a holder of our now-cancelled Class A and Class B Preferred Stock, and Mr. Drury, as a holder of our now-cancelled Class B Preferred Stock, participated in the exchange of all outstanding preferred stock for newly issued preferred stock on May 24, 2004 described below in Item 10, Recent Sales of Unregistered Securities, and Item 11, Description of Registrant’s Securities to Be Registered. Their respective holdings after giving effect to the exchange are set forth in Item 4 above, Security Ownership of Certain Beneficial Owners and Management. We believe this transaction was on terms at least as favorable to the Company as we would expect to negotiate with unrelated third parties.

      6. On September 30, 2004, the Company closed a limited private offering of convertible debt to unaffiliated third-party accredited investors and certain related parties identified below. The offering was arranged to raise capital for our purchase of membership interests in Mayco Industries, L.L.C. not already owned by us. In exchange for their respective advances, the Company, with the approval of the disinterested members of our Board of Directors, issued to each individual holder a subordinated unsecured convertible promissory note (each a “September Convertible Note”) in a principal amount representing a premium over funds provided of 10%. Interest accrues under the notes at a rate of 7% per annum, payable monthly. Principal is due in full at maturity on September 30, 2005. Each noteholder also has the option of converting the principal amount of his or her note to shares of our common stock at a rate of $2.75 per share at any time until the later to occur of (a) the date occurring two weeks after our listing on the American Stock Exchange or any comparable exchange or its functional equivalent becomes effective and (b) December 31, 2004. The terms of the September Convertible Notes were offered to and accepted by unaffiliated third parties in arm’s-length transactions. Mr. Agüero holds a September Convertible Note in the principal amount of $495,000. Argentum Capital Partners II, LP, a holder of both common and preferred stock in the Company, holds a September

Convertible Note in the principal amount of $330,000. Seacoast Capital Partners Limited Partnership, a holder of preferred stock in the company, holds a September Convertible Note in the principal amount of $330,000. Kitty Hawk Capital Limited Partnership IV, another holder of preferred stock in the Company, holds a September Convertible Note in the principal amount of $275,000. Bret R. Maxwell, a director of the Company and the representative of five investment funds that hold preferred stock in the Company, has an interest in a September Convertible Note in the principal amount of $220,000 held by the Bret R. Maxwell Revocable Trust. Earl B. Cornette, a director of the Company who also controls both common and preferred stock in the Company through a trust of which he is the trustee, has an interest in a September Convertible Note in the principal amount of $165,000 held by the Earl B. Cornette Trust.

      7. Between November 18, 2004 and December 15, 2004, the Company closed a limited private offering of convertible debt to unaffiliated third-party accredited investors and certain related parties identified below. The offering was arranged to raise capital for our purchase of Samuel Frank Metal Company, Inc. and to provide for future acquisitions and working capital. (Closing dates vary in accordance with the dates on which individual noteholders funded.) In exchange for their respective advances, the Company, with the approval of the disinterested members of our Board of Directors, issued to each individual holder a subordinated unsecured convertible promissory note (each a “November Convertible Note”) in the principal amount of the funds provided by such holder. Interest accrues under the notes at a rate of 7% per annum, payable monthly. Principal is due in full at maturity on the second anniversary of the date of such holder’s respective November Convertible Note. Each noteholder also has the option of converting the principal amount of his or her note to shares of our common stock at a rate of $3.25 per share at any time until the day before maturity. The outstanding principal balance of the November Convertible Notes will automatically convert to shares of our common stock at the conversion price of $3.25 per share at such time as (a) the common stock underlying such conversion has been registered under applicable securities laws and our common stock issued upon conversion of the November Convertible Notes is freely tradable and (b) shares of our common stock have traded for a price equal to or greater than $4.00 per share for twenty trading sessions on the American Stock Exchange or a comparable securities exchange or its equivalent. Each holder of a November Convertible Note also received warrants to purchase 0.20 shares of our common stock for every one share of our common stock into which the principal amount of such holder’s respective November Convertible Note may be converted, exercisable for a period of three years from the date of the Note with an exercise price of $4.00 per share. The terms of the November Convertible Notes were offered to and accepted by unaffiliated third parties in arm’s-length transactions. Mr. Agüero holds a November Convertible Note in the principal amount of $130,000. Argentum Capital Partners II, LP, a holder of both common and preferred stock in the Company, holds two November Convertible Notes (reflecting two distinct fundings) in the respective principal amounts of $300,000 and $400,000. Bret R. Maxwell, a director of the Company and the representative of five investment funds that hold preferred stock in the Company, has an interest in a November Convertible Note in the principal amount of $200,000 held by the Bret R. Maxwell Revocable Trust.

Item 8.	Legal Proceedings

      From time to time, we are involved in various litigation matters involving ordinary and routine claims incidental to our business. A significant portion of these matters result from environmental compliance issues and workers compensation-related claims applicable to our operations. We are involved in litigation and environmental proceedings as described below.

COLLEGE GROVE, TENNESSEE

      In 2000, the Company received correspondence from the United States Environmental Protection Agency (the “EPA”) alleging potential liability for a release of hazardous substances from at least 16 properties (and potentially one additional property) contaminated with lead leaching from contaminated waste battery chips in and around College Grove, Tennessee (collectively the “Site”). No accrual for remediation costs was recorded by the Company at that time because it was not able to reasonably estimate the amount of any range of potential obligation for remediation of the Site.

      The Company subsequently received a letter from the EPA dated January 27, 2003 (the “Notice”) that included a demand for payment of approximately $10,298,000 plus interest for response costs relating to the EPA’s determination that there was a release of hazardous substances from the Site. The EPA alleges battery chips were stockpiled between 1950 and 1970 by General Smelting and Refining, Inc. (“GSR”), which subsequently became a Company subsidiary, made available to the general public during that time period, and transported from the GSR plant facility to the properties that make up the Site. The 2003 letter from the EPA stated that it has cleaned 86 properties relating to the Site and excavated/ disposed of approximately 91,000 tons of contaminated soil and battery chip debris. The letter also stated the EPA anticipates that (i) additional funds may be expended on the Site, (ii) the Company is potentially liable for such expenditures plus interest, and (iii) the demand for payment amount is preliminary, and does not limit the EPA from providing a revised figure as additional costs are identified. In its letter the EPA also sought Metalico Inc.’s agreement to assume responsibility for any future removal and other remediation activities that are discovered relating to the Site.

      The Company responded to the Notice on April 4, 2003 through its external legal counsel. The response pointed out that the Company, our Metalico-College Grove, Inc. subsidiary (“MCG”), which purchased certain assets from GSR as discussed below, and GSR are separate corporations. The response also observed that GSR is not the owner or operator of the Site and argued, based on certain deposition testimony in a prior case, that GSR did not arrange for deposit of hazardous materials on the Site. The response also pointed out that neither the Company nor MCG are or could be “arrangers” with respect to the disposal of the subject hazardous materials. Finally, the response argued that under governing federal and state law pertaining to the relationship of parent and subsidiary companies neither the Company nor MCG has any liability for the alleged activities of GSR.

      The EPA replied to the Company’s response on June 28, 2004, when it issued a Third Request for Information (the “Third Request Letter”). The Third Request Letter stated that it was intended to help the EPA evaluate information previously provided by the Company but also increased the EPA’s demand for costs through June 23, 2004 to $11,778,000. The Company’s external legal counsel filed a response to the Third Request Letter with the EPA on September 10, 2004. In October 2004, the EPA asked the Company to consider entering into a tolling agreement for purposes of tolling any statute of limitations potentially applicable to the EPA’s claim. In January of 2005 the Company and the EPA entered into an agreement to toll any such statute of limitations for the period from January 19, 2005 through May 31, 2005.

      There has been no further response from the EPA to the Company’s submissions. External legal counsel has advised the Company that it is too early at this time to determine how the EPA will ultimately react to the Company’s submissions, whether the matter will result in litigation, or what the ultimate outcome will be. As a result, management and the Company’s legal counsel are unable to reasonably estimate the amount of ultimate liability, if any, which may be incurred with respect to this matter. The Company intends to vigorously contest the EPA’s claim. The financial statements accompanying this Form 10 do not include any adjustments that might result from the outcome of this uncertainty.

      On June 17, 2004, the Tennessee Department of Environment and Conservation (“TDEC”) requested reimbursement from the Company of approximately $57,000 for costs incurred through October 2002 by the State in connection with the same College Grove properties. On December 14, 2004, TDEC increased its request to $58,000 for costs incurred through November 2003. The Company has contested TDEC’s claims largely on the same bases cited in its submissions to the EPA. As of the date of this registration statement, TDEC has not responded to correspondence from the Company dated January 25, 2005 setting forth the Company’s reasons for denying the claims.

TAMPA, FLORIDA

      Our Gulf Coast Recycling, Inc. subsidiary (“Gulf Coast”), located in Tampa, Florida, is a party to these consent orders:

1. A Consent Order filed by the EPA on April 20, 1981 required Gulf Coast to determine on-site contamination of soils and groundwater, implement a remedial plan and reduce the concentration of heavy metals in the storm discharge. The storm water discharge was eliminated several years ago and the extent of any contamination was delineated. At this time, on-going compliance requirements are met under the Resource Conservation Recovery Act (“RCRA”) and the Hazardous Solid Waste Act (“HSWA”) permits that were issued to Gulf Coast in January 2000.

2. Under an Agreed Interim Order with the Florida Department of Environmental Protection effective May 16, 1994, Gulf Coast was required to implement an EPA-approved remedial plan for on-site contamination. All remediation has been completed. There are no direct costs associated with this Order.

3. A Consent Decree filed on February 1, 1991 by the EPA required Gulf Coast to pay response costs and remediate off-site contaminated soils at the Superfund Kassouf-Kimerling Site in Hillsborough County, Florida. The site was completely remediated in 1994 and in 2002 the decree was supplemented by a Letter of Agreement which addressed the response costs and Gulf Coast’s financial assurance for oversight and monitoring. There is an annual cost to maintain the $63,000 Letter of Credit.

4. Pursuant to an Administrative Order on Consent filed by the EPA on March 17, 2004, Gulf Coast agreed to remediate a residential site located in Tampa, Florida and identified as the River Hills Battery Site. Remediation has been completed. Gulf Coast has filed suit against Henry N. Black, a Florida property owner and potentially responsible party, for contribution in connection with the cost of remediation for the River Hills Battery Site.

      The Company and its subsidiaries are at this time in material compliance with all of their obligations under the consent orders.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

MARKET INFORMATION

      There is no established public trading market for any of the Company’s securities.

HOLDERS

      As of February 7, 2005, there were 355 holders of record of our common stock, three holders of warrants to purchase our common stock, 18 holders of record of our Preferred Stock, 23 holders of Convertible Notes issued on September 30, 2004, and 18 holders of Convertible Notes issued between November 18, 2004 and December 15, 2004. As of December 31, 2004, we had 30 holders of stock options exercisable for shares of our common stock.

DIVIDENDS

      We have never declared or paid dividends on our common stock, and we do not anticipate declaring or paying dividends on our common stock for the foreseeable future. The declaration and payment of any dividends in the future will be determined by our Board of Directors in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition. In addition, at this time our senior secured credit facility prohibits the payment of dividends. There is no preferred dividend accrued or accruing on our preferred stock. The holders of our preferred stock will share with common stockholders on an as-converted basis in all dividends declared on common stock, if any. The preferred stock ranks senior to the common stock as to the payment of dividends.

EQUITY COMPENSATION PLAN INFORMATION

      We have one stockholder approved equity compensation plan, the 1997 Long Term Incentive Plan described in Item 6 above, Executive Compensation. Under the terms of the plan, officers, consultants and our employees may be granted options to purchase our common stock at values set on the date an option is granted as determined by our Board of Directors. Options generally vest in equal monthly installments over three years and may be exercised for up to five years from the date of grant. However, the 78,750 options granted as of

December 31, 2002 vest in equal monthly installments on a three-year schedule with an acceleration of the last year on the second anniversary of the grant date, resulting in full vesting at the end of two years (that is, December 31, 2004).

      We have a total 285,937 options and 120,000 warrants issued to employees and service providers outstanding at this time.

      The following table provides certain information regarding our equity incentive plans as of December 31, 2003.

(a)
	Number of		Number of Securities
	Securities to be	Weighted-	Remaining Available
	Issued Upon	Average	for Future Issuance
	Exercise of	Exercise Price	Under Equity
	Outstanding	of Outstanding	Compensation Plans
	Options,	Options,	(Excluding Securities
	Warrants and	Warrants and	Reflected in
Plan Category	Rights	Rights	Column (a))

Equity compensation plans approved by security holders	332,226	$1.86	240,506
Equity compensation plans not approved by security holders	None	None	None

Total	332,226	$1.86	240,506

RULE 144 SALES

      Up to 2,423,570 shares of our common stock and 605,234 shares of our preferred stock are eligible for resale under Rule 144 of the Securities Act.

Item 10.	Recent Sales of Unregistered Securities

      Since October 1, 2001, we sold and issued the unregistered securities described below. Except with respect to options and warrants granted to employees and common stock made available to employees, each of the securities transactions from the last three years described below was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) as a transaction not involving any public offering and Regulation D promulgated under the Securities Act of 1933. In each case, the number of investors was limited, the investors were either accredited or otherwise qualified and had access to material information about the registrant, and restrictions were placed on the resale of the securities sold. We relied upon Rule 701 promulgated under the Securities Act to issue the securities described in Paragraphs 1, 8 and 10 of this Item 10.

1. Since October 1, 2001, we have granted stock options to purchase 259,500 shares of our Common stock, at exercise prices ranging from $.01 to $3.00 per share, to employees pursuant to our 1997 Long Term Incentive Plan described in Item 6 above, Executive Compensation. Of these no stock options were canceled without being exercised.

2. In April of 2002, we issued 307,509 shares of Class B convertible preferred stock, at a rate of $5.20 per share, to the holders listed in the following chart in connection with the acquisition of certain assets of United Alloys & Steel Corporation. Consideration was received in the form of cash in all cases except with respect to Class B preferred Shares issued to United Alloys and Steel Corporation, which were delivered as a component of the purchase price.

	Class B
	Preferred
Holder	Shares	Consideration

Argentum Capital Partners II, LP	14,138	$73,516
Kitty Hawk Capital Limited Partnership IV	10,771	56,007
Apex Investment Fund III, LP	6,859	35,665
Apex Strategic Partners, LLC	361	1,877
The Productivity Fund III, LP	7,220	37,543
Infrastructure & Environmental Private Equity Fund III, LP	17,328	90,103
Environmental & Information Technology Private Equity Fund III	4,332	22,526
Carlos Agüero	16,484	85,714
RFE Investment Partners V, L.P.	37,894	197,049
United Alloys and Steel Corporation	192,122	999,000

TOTAL	307,509	$1,599,000

Our Class B preferred stock was subsequently exchanged for new preferred stock as described below in Paragraph 5 of this Item 10.

3. In March of 2003, we issued 76,924 shares of our Class B convertible preferred stock, at a rate of $5.20 per share, to Mr. Agüero in exchange for and satisfaction of debt payable to Mr. Agüero in the amount of $400,000. Our Class B preferred stock was subsequently exchanged for new preferred stock as described below in Paragraph 6 of this Item 10.

4. In October of 2003 we issued 31,250 shares of our common stock, at $3.20 per share, to each of the two stockholders of a corporation from which we acquired scrap recycling assets.

5. In May of 2004, we exchanged 16,510,658 newly issued shares of new preferred stock (convertible to common stock on a one-to-one basis), as described in Item 11 below, Description of Registrant’s Securities to be Registered, in exchange for the 7,155,435 shares of our Class A preferred stock and Class B preferred stock outstanding at that time (which were convertible to 12,402,732 shares of common stock) and the rights to all accrued dividends on our Class A preferred stock and Class B preferred stock. Our Class A preferred stock and Class B preferred stock was then cancelled.

6. In June of 2004, we issued 435,000 shares of our common stock to Mr. Agüero in exchange for and satisfaction of debt payable to Mr. Agüero in the amount of $870,000.

7. In June of 2004 we issued warrants to our Executive Vice President and Secretary(1), Michael J. Drury, and our Senior Vice President and Chief Financial Officer, Eric W. Finlayson, to purchase 90,000 shares and 10,000 shares, respectively, of our common stock at an exercise price of

$.01 per share. The warrants were awarded as compensation in recognition of services performed on behalf of the Company and its subsidiaries. Both warrants were fully vested upon issuance and would expire if not exercised on or before June 1, 2009.

8. In June of 2004, we issued 10,000 shares of our common stock to Mr. Finlayson upon his exercise of the warrant to purchase that number of shares described above in Paragraph 7 of this Item 10.

9. On September 1, 2004, we issued a total of 50,000 shares of our common stock to eight charities upon their exercises of options to purchase, collectively, that number of shares at an exercise price of $1.10 per share. The options were originally granted to Bret R. Maxwell, a director of the Company and the representative of five investment funds that hold preferred stock in the Company, on

(1)	Mr. Drury resigned as Secretary effective July 1, 2004.

September 1, 1998 and were subsequently donated to the charities by Mr. Maxwell with the consent of the Company.

10. From July 30, 2004 through September 30, 2004, we offered certain of our managers and supervisors (other than executive officers) the opportunity to buy our common stock at a rate of $2.25 per share in compensation for their continuing efforts on behalf of the Company and its subsidiaries. Thirteen managers and supervisors purchased an aggregate total of 87,830 shares of our common stock pursuant to the offer.

11. On September 30, 2004, the Company issued the September Convertible Notes described in Paragraph 6 of Item 7 above. The aggregate face amount of all outstanding September Convertible Notes is $3,850,000. Individual noteholders may, at their respective options, convert the outstanding principal balances of their notes into shares of the Company’s common stock at a conversion price of $2.75 per share on or before the later to occur of (a) the date that is two weeks after the effective date of the listing of the Company’s common stock on the American Stock Exchange or any comparable exchange or its functional equivalent, and (b) December 31, 2004. The September Convertible Notes bear interest at a rate of 7% per annum and mature on September 30, 2005.

12. Between November 18, 2004 and December 15, 2004, the Company issued the November Convertible Notes described in Paragraph 7 of Item 7 above. As of December 15, 2004 the aggregate face amount of all outstanding November Convertible Notes is $4,422,375. Individual noteholders may, at their respective options, convert the outstanding principal balances of their notes into shares of the Company’s common stock at a conversion price of $3.25 per share at any time prior to the noteholder’s respective maturity date. Each November Convertible Note bears interest at a rate of 7% per annum and matures on the second anniversary of its date of issuance. The outstanding principal balance of the November Convertible Notes will automatically convert to shares of our common stock at the conversion price of $3.25 per share at such time as (a) the common stock underlying such conversion has been registered under applicable securities laws and our common stock issued upon conversion of the November Convertible Notes is freely tradable and (b) shares of our common stock have traded for a price equal to or greater than $4.00 per share for twenty trading sessions on the American Stock Exchange or a comparable securities exchange or its equivalent. Each holder of a November Convertible Note also received warrants to purchase 0.20 shares of our common stock for every one share of our common stock to which the principal amount of such holder’s respective November Convertible Note may be converted, exercisable for a period of three years from the date of the Note with an exercise price of $4.00 per share.

13. In November of 2004 we issued 200,000 shares of our common stock to the sole stockholder of Samuel Frank Metal Company, Inc., a New York corporation (“Frank Metal”), as part of the consideration for our purchase of Frank Metal. The stockholder has the right to put all or any portion of the stock delivered to him to us for a price of $5.00 per share at any time, or from time to time, from and after November 18, 2005, provided that our obligation to accept the put terminates if, from and after such time as any and all legal restrictions (including without limitation any restrictions imposed by applicable securities law) on the stockholder’s ability to transfer the stock have been removed, and before we have received a written demand for payment from the stockholder, shares of our common stock have traded for a price equal to or greater than $5.00 per share for twenty trading sessions on the American Stock Exchange or a comparable securities exchange or its equivalent.

14. In December of 2004, six of our employees exercised a total of 44,133 options to purchase our common stock (at either $2.50 or $1.00 per share, depending on the date of the original grant) that were due to expire by the end of the year. These employees included Michael J. Drury, our executive vice president, who purchased 10,000 shares at a rate of $2.50 per share and 15,000 shares at a rate of $1.00 per share, and Eric W. Finlayson, our senior vice president and chief financial officer, who purchased 1,508 shares at a rate of $2.50 per share and 5,500 shares at a rate of $1.00 per share.

Item 11.	Description of Registrant’s Securities to be Registered

General

      Our authorized capital stock consists of 40,000,000 shares of common stock, par value $0.001 per share, and 16,650,000 shares of convertible preferred stock, par value $0.001 per share. As of February 7, 2005, there were 6,603,543 shares of common stock outstanding, with 355 holders of record, and 16,510,658 shares of preferred stock outstanding, with eighteen holders of record. There are outstanding warrants exercisable for an aggregate of 392,147 shares of common stock. We have also issued outstanding options exercisable for an aggregate of 285,937 shares of common stock, 156,729 of which will be vested by April 15, 2005.

COMMON STOCK

      The holders of common stock are entitled to one vote for each share held of record on all matters on which the Company’s stockholders are entitled to vote. The holders of common stock are entitled to receive, ratably, dividends when, as and if declared by our Board of Directors. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled, subject to the rights of the holders of preferred stock, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock having preference over the common stock at the time of such liquidation, dissolution or winding-up.

      The holders of common stock have no preemptive or conversion rights and they are not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and nonassessable.

      The Board of Directors consists of seven directors. Four directors are designated and elected as provided in the Stockholders’ Agreement discussed below. The three remaining directors are elected by the holders of all voting capital stock voting together as a single class, with each holder of preferred stock being entitled to cast the number of votes equal to the number of votes which could be cast by such holder upon conversion of the holder’s preferred stock to common stock as described below.

PREFERRED STOCK

      Our Certificate of Incorporation authorizes the issuance of up to 16,650,000 shares of preferred stock, $.001 par value, in a single series. All of the outstanding shares of preferred stock were issued on May 24, 2004 in exchange for all then-outstanding shares of Class A 5% convertible preferred stock, par value $0.001 per share, and Class B 5% convertible preferred stock, par value $0.001 per share previously issued and cancelled as of May 24, 2004, together with all rights associated with the Class A 5% convertible preferred stock and the Class B 5% convertible preferred stock. Preferred stock ranks ahead of common stock with respect to dividend rights and rights on liquidation.

      The following is a summary of the material provisions of the preferred stock.

Conversion

      Each holder of preferred stock may convert the shares of preferred stock into shares of our common stock at any time based upon a conversion ratio equal to the $3.00 per share issue price of the preferred stock divided by the conversion price in effect at the time of conversion. The conversion price is currently $3.00 per share, thereby making the initial conversion ratio one share of our common stock for each share of preferred stock.

      Each share of preferred stock will automatically convert into common stock when:

•	holders of 67% of the preferred stock have requested conversion of their shares to common stock; or

•	we have obtained the effectiveness of a registration statement under the Securities Act, covering a single offering of shares of common stock having a value of at least $7.50 per share and at least $30,000,000 in the aggregate; or

•	we have closed any of the following transactions:

any acquisition of the Company by means of a merger of the Company with or into any other company or other entity or person or other form of corporate reorganization in which the Company shall not be the continuing or surviving entity of such merger or reorganization (other than a mere reincorporation transaction) or a transaction in which the Company is the surviving entity, but the shares of the Company’s capital stock outstanding immediately prior to the transaction are exchanged or converted by virtue of the transaction into other property, whether in the form of securities, cash or otherwise, or a sale of all or substantially all of the assets of the Company, or any transaction where the holders of a majority of the capital stock of the Company immediately prior to such transaction are no longer holders of a majority of the capital stock of the Company immediately following such transaction, or a transaction resulting in a reduction below 4/7ths of the fraction representing the number of directors that the holders of preferred stock have the right to elect to the Company’s Board of Directors (as described below), and as a term of any such transaction the holder of each share of common stock issued upon conversion of preferred stock receives either:

(a) cash with a value per share of common stock of $7.50, or

(b) securities that are freely tradable on the New York Stock Exchange, the American Stock Exchange, or the Nasdaq National Market (provided the securities have achieved an average weekly trading volume for the preceding forty consecutive trading days of 5% of the issuer’s fully diluted stock) with a value per share of common stock of $7.50 (calculated by determining the average closing sales price of such securities for the preceding forty (40) consecutive trading days); or

•	our common stock becomes freely tradable on the New York Stock Exchange, the American Stock Exchange, or the NASDAQ National Market (provided our common stock has achieved an average weekly trading volume for the preceding forty consecutive trading days of 5% of our fully diluted common stock) with a value per share of at least $7.50 (calculated by determining the average closing sales price of our common stock for the preceding forty (40) consecutive trading days).

      Any share of preferred stock that a holder transfers (other than a share transferred by a holder to one of its equityholders, including but not limited to, a limited partner, member, stockholder, or trust) will automatically convert to common stock upon its transfer.

      The conversion price (and therefore the conversion ratio) is subject to anti-dilution adjustments as the result of the payment of dividends (and other distributions) in common stock on the outstanding shares of common stock and subdivisions, combinations and reclassifications of common stock. Specifically, if we declare or pay any dividend on our common stock payable in common stock (or other securities directly or indirectly exercisable for our common stock) or effect a subdivision or split of our outstanding shares of common stock, the conversion price will be arithmetically decreased. If we combine or consolidate outstanding shares of our common stock into a lesser number of shares, then the conversion price will be arithmetically increased. The terms of the preferred stock are also subject to anti-dilution adjustments in the event the terms of our common stock are changed or our common stock is exchanged for different securities in connection with a capital reorganization or reclassification (other than a subdivision, combination, dividend, stock split, or distribution provided for above) or a merger or consolidation of the Company with another company.

      The conversion price will also be adjusted downward on a full ratchet basis for certain issuances of our common stock at a purchase price less than the then-effective conversion price, which issuances exclude:

•	stock splits, stock dividends or like transactions;

•	the issuance of securities in connection with certain merger or acquisition transactions;

•	the issuance of securities pursuant to currently outstanding options, warrants or other rights to acquire securities of the Company; and

•	the issuance of capital stock to our employees, officers or directors directly or pursuant to stock option or restricted stock plans approved by our Board of Directors.

Voting Rights

      Each share of preferred stock is entitled to a number of votes equal to the number of shares of common stock into which such shares of preferred stock is convertible based on the then-applicable conversion price and shall be entitled to vote with the holders of common stock (except where a separate class is required by law) as one class on all matters submitted to a vote of the stockholders of the Company.

      As long as at least 50% of the shares of preferred stock outstanding as of May 24, 2004 remains outstanding, the holders of 67% of the preferred stock have the right to approve or disapprove the creation of any new security by our company that is senior to or on a parity with the preferred stock with respect to dividends and/or rights on liquidation.

Dividends

      We will pay dividends on the preferred stock only as, if and when our Board of Directors declares dividends in its sole discretion. Dividends on the preferred stock will not accrue and are not cumulative. This means that holders of preferred stock will not have any claim against our company if dividends are not paid during any period unless declared. The holders of our preferred stock will share with common stockholders on an as-converted basis in all dividends declared on common stock, if any. The preferred stock ranks senior to the common stock as to the payment of dividends.

Liquidation Preference

      Upon any liquidation, dissolution or winding-up of our company or a merger or other combination in which our company is not the surviving corporation, holders of the preferred stock will be entitled to receive a liquidation preference in an amount equal to the greater of:

(a) the product of the total number of shares of Class A 5% convertible preferred stock and Class B 5% convertible preferred stock exchanged for the newly issued preferred stock on May 24, 2004 times $5.20, determined ratably, with respect to each share of preferred stock, by dividing such product by the number of shares of Preferred Shares received in the exchange, and

(b) the amount holders of preferred stock would be entitled to receive as holders of common stock upon giving effect to the conversion of all outstanding preferred stock to common stock.

      Preferred stockholders will be entitled to receive this distribution before any distributions are made in respect of our common stock. In the event that the net assets of our company are insufficient to pay holders of preferred stock the entire liquidation preference to which they are entitled, the entire net assets of our company will be distributed to such holders ratably in proportion to the full preferential amounts to which each such holder would otherwise be entitled. After the holders of the preferred stock are paid the full amount of their liquidation preference, the holders will not be entitled to any further distributions on liquidation.

Preemptive Rights

      The holders of preferred stock do not have preemptive rights to acquire securities offered by us the future.

Redemption

      Neither we, nor the holders, have any right to redeem shares of the preferred stock.

ANTI-TAKEOVER EFFECT OF PROVISIONS IN OUR CERTIFICATE OF INCORPORATION, BYLAWS, AND STOCKHOLDERS’ AGREEMENT

      Our Certificate of Incorporation and Bylaws include provisions that may have the effect of delaying, deterring or preventing a change in control, even if a change in control would be beneficial to you. For example, a special meeting of the stockholders may be called only by the President of the Company, our Board of Directors, or the Secretary of the Company on the written request of holders of not less than 20% of all shares entitled to vote at the meeting. No other person may call a special meeting, including any stockholder who might want to call a special meeting to seek stockholder approval of a change-of-control transaction. In addition, unless otherwise allowed by statute or by our Certificate of Incorporation, a director or the entire Board of Directors may be removed from office, with or without cause, only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock entitled to vote at a properly convened special meeting of the stockholders called for that purpose. This provision may make it more difficult to remove and replace members of our Board of Directors in an effort to change or influence control. Members of our Board of Directors may also have interests in relation to a change of control that differ from yours. These interests could cause them to resist a change in control that would help you better realize the value of your investment.

      Our Certificate of Incorporation also authorizes our Board of Directors to issue preferred stock without the approval of holders of common stock and upon such terms as our Board of Directors may determine, subject to the approval of 67% of the holders of preferred stock as long as at least 50% of the shares of preferred stock outstanding as of May 24, 2004 is still outstanding as of the date of the proposed new issuance. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging a person from acquiring a majority of the outstanding common stock. We currently have 16,650,000 shares of preferred stock authorized, of which 16,510,658 shares are outstanding. No other shares of preferred stock are presently outstanding, and we have no present plans to issue any additional shares of preferred stock.

      Our Certificate of Incorporation and our Stockholders’ Agreement (described in more detail below) provide that holders of our preferred stock may designate four of our seven directors. The Stockholders’ Agreement also requires an affirmative vote of holders of 67% of preferred stock to amend our Certificate of Incorporation or Bylaws or to dispose of all or substantially all of our assets (or all or substantially all of the assets of any subsidiary having aggregate assets worth more than $500,000), in each case as long as at least 50% of the shares of preferred stock outstanding as of May 24, 2004 is still outstanding. These provisions affect the rights of holders of our common stock and could also deter or prevent a change of control.

AUTHORIZED BUT UNISSUED SHARES

      The authorized but unissued shares of common stock will be available for future issuances without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our stock by means of a proxy contest, tender offer, merger or otherwise.

STOCKHOLDERS’ AGREEMENT AND REGISTRATION RIGHTS AGREEMENT

      We have entered into a Second Amended and Restated Stockholders’ Agreement with certain holders of our preferred stock and certain of our significant stockholders and members of management. We have also entered into a Registration Rights Agreement with certain holders of our preferred stock. The following description summarizes the material provisions of the Stockholders’ Agreement and the Registration Rights Agreement.

Stockholders’ Agreement

      Under the Second Amended and Restated Stockholders’ Agreement, the Company and stockholders who owned collectively 16,066,075 (or about 97%) of the Company’s outstanding preferred stock and 3,254,159 (or about 56%) of the Company’s outstanding common stock as of May 24, 2004 (collectively, about 87% of our voting stock on a fully diluted basis) agree to vote, as stockholders, their shares of our equity securities for the election, as directors of our company, of the four individuals designated by, respectively,

(i) Seacoast Capital Partners Limited Partnership,

(ii) collectively, five investment funds affiliated with First Analysis Corporation (i.e., Apex Investment Fund III, LP, Apex Strategic Partners, LLC, Infrastructure & Environmental Private Equity Fund III, LP, Environmental & Information Technology Private Equity Fund III, and The Productivity Fund III, L.P.),

(iii) RFE Investment Partners V, L.P., and

(iv) collectively, two investment funds affiliated with The Argentum Group (i.e., Argentum Capital Partners, L.P., and Argentum Capital Partners II, L.P.),

in each case so long as such individual or collective entity, all of whom are investors in the Company, owns at least 75% of the preferred stock held by it on May 24, 2004. Each such individual or collective entity may withdraw its designation of an individual director or designate a new individual to be a director of the Company in its own discretion from time to time. At such time as any such individual or collective entity identified in clauses (i) through (iv) above owns less than 75% of the preferred stock held by it on May 24, 2004, its designated director will be removed from the board and the remaining individual and collective entities, voting together as a group, will designate a successor director, provided that at the time of designation such remaining investors collectively own 50% of the preferred stock owned by all of the investors identified in clauses (i) through (iv) above on May 24, 2004. If they do not, the successor director will be elected by the holders of all voting capital stock voting together as a single class, with each remaining holder of preferred stock being entitled to cast the number of votes equal to the number of votes which could be cast by such holder upon conversion of the holder’s preferred stock to common stock as described above. Effective December 31, 2004, Seacoast Capital Partners Limited Partnership and RFE Investment Partners V, L.P., have waived their rights to designate directors.

      Stockholders party to the Stockholders’ Agreement have agreed, upon the request of the Company or the underwriters managing any public offering of the Company’s equity securities, not to sell or transfer any of the Company’s securities for a period of up to 180 days following the effective date of a Securities Act registration statement covering the public sale of shares of common stock issued or issuable upon conversion of the preferred stock.

      The Stockholders’ Agreement terminates upon the first to occur of (i) the consummation of an issuance of our common stock having a value of at least $30,000,000 pursuant to a registration statement under the Securities Act in a single offering, (ii) the occurrence of any event described above causing an automatic conversion of all shares of outstanding preferred stock (other than a request for conversion by holders of 67% of the preferred stock), or (iii) the written agreement of the holders of 95% of the fully diluted capital stock held by parties to the Stockholders’ Agreement.

Registration Rights Agreement

      Under the terms of the Registration Rights Agreement, the holders of preferred stock are entitled to certain rights to have the sale of shares of common stock issued or issuable upon conversion of their shares of preferred stock (the “Registrable Securities”) registered under the Securities Act.

      Under the Registration Rights Agreement, we are required to file a registration statement on Form S-1 under the Securities Act covering the public sale of the Registrable Securities not later than sixty days after receipt of a written notice from holders of our capital stock party to the Registration Rights Agreement owning at least 50% of the Registrable Securities requesting that the Company register any Registrable Securities specified in the notice under the Securities Act and under other relevant securities laws for disposition in accordance with methods stated in the notice. The holders may deliver the notice of request at any time after six months after the effective date of the first registration statement filed by the Company covering a public offering of its debt or equity securities. The Company is not required to make more than two registrations under this provision. The Company is also permitted to delay effecting a registration under this provision for up to 180 days after receipt of the notice from the holders if and for so long as the Company reasonably believes such registration would interfere with a material acquisition, but the Company may implement such a delay only once.

      We are required to file a registration statement under the Registration Rights Agreement on Form S-2 or Form S-3 under the Securities Act, referred to as a “short form registration,” after receipt of a written notice from holders of our capital stock party to the Registration Rights Agreement owning at least 50% of the Registrable Securities requesting that the Company register any Registrable Securities specified in the notice on a “short form.” The holders may deliver a request for a “short form registration” at any time that the Company is a registrant entitled to use a short form to register Registrable Securities. The Company is further required to use its best efforts to make an expeditious registration under the Securities Act on the short form specified in such a notice.

      The Registration Rights Agreement will also entitle holders of preferred stock to include their Registrable Securities in any other registered public offering of securities that we are making. This “piggy-back” registration right will not apply to registrations relating solely to employee benefit plans or to any other form or type of registration which does not permit inclusion of Registrable Securities pursuant to Commission rule or practice.

      The ability of holders to include their Registrable Securities in a “piggy-back” registration is subject to certain limitations, including those imposed if an underwriter is of the good faith opinion that such inclusion would adversely affect the success of such an underwriting.

      We will pay all expenses, if any, in connection with any registration statement filed under the Registration Rights Agreement, except for underwriting discounts and selling commissions.

      Stockholders party to the Registration Rights Agreement have agreed, upon the request of the Company or the underwriters managing any public offering of the Company’s equity securities, not to sell or transfer any of the Company’s securities for a period of up to 180 days following the effective date of a Securities Act registration statement covering the public sale of shares of common stock issued or issuable upon conversion of the preferred stock.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for our common stock and our preferred stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado 80209-3244.

Item 12.	Indemnification of Directors and Officers

      The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

      Section 145 further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses

(including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      The indemnification provided for in Section 6A of the Company’s Certificate of Incorporation is substantially consistent with the permissive indemnification provisions of Section 145 of the Delaware General Corporation Law. Section 6B of the Company’s Certificate of Incorporation states that the right to indemnification is a contract right between each director to be indemnified and the Company.

      Additionally, Section 145 provides that indemnification pursuant to its provisions, known as “permissive indemnification,” shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. Section 6A of the Company’s Certificate of Incorporation is consistent with this provision.

      Section 145 further provides that, to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145’s permissive indemnification provisions, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

      In any suit brought against the Company to enforce these indemnification rights, it shall be a defense that the person seeking indemnification has not met the applicable standard of conduct set forth in the Delaware General Corporation Law.

      Section 145 provides that the indemnification provided by, or granted pursuant to, that section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A similar provision is included in Section 6D of the Company’s Certificate of Incorporation.

      As authorized by Section 102(b)(7) of the Delaware General Corporation Law, the Company’s Certificate of Incorporation provides that a director of the Company shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware General Corporation Law (which relates to liability of directors for unlawful dividend payments or unlawful stock purchases or redemptions), or for any transaction from which the director derived an improper personal benefit. This provision, in effect, eliminates the rights of the Company and its stockholders (through stockholders’ derivative suits on the corporation’s behalf) to recover monetary damages from a director for breach of his or her fiduciary duty of care as a director, except in the situations described. In addition, the Certificate of Incorporation does not alter the liability of directors under federal securities laws, and does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach in a director’s duty of care.

      The Company maintains a director and officer liability insurance policy providing for the insurance on behalf of any person who is or was a director or officer of the Company or a subsidiary for any claim made during the policy period against the person in any such capacity or arising out of the person’s status as such.

Item 13.	Financial Statements and Supplementary Data

      See Item 15(a).

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      Not applicable.

Item 15.	Financial Statements and Exhibits

      (a) FINANCIAL STATEMENTS

      The following financial statements and pro forma financial information are included as part of this registration statement beginning on page F-1:

Page

Condensed Statements of Income (Unaudited) for the Six Months Ended June 30, 2004 and 2003	F-70
Condensed Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2004 and 2003	F-71
Notes to Condensed Financial Statements (Unaudited)	F-72

          (b)     EXHIBITS

      The following exhibits are filed as part of this registration statement:

3	.1.*	Third Amended and Restated Certificate of Incorporation of Metalico, Inc.
3	.2.*	Second Amended and Restated Bylaws of Metalico, Inc.
4	.1.*	Specimen Common Stock Certificate
4	.2.*	Specimen Preferred Stock Certificate
4	.3*	Note in the original principal amount of $600,000 dated as of February 6, 2004 issued by Metalico, Inc. as maker to Carlos E. Agüero as payee
4	.4*	Note in the original principal amount of $300,000 dated as of February 6, 2004 issued by Metalico, Inc. as maker to Michael J. Drury as payee
4	.5*	Note in the original principal amount of $700,000 dated as of February 9, 2004 issued by Metalico, Inc. as maker to Carlos E. Agüero as payee
4	.6*	Form of Convertible Note dated as of September 30, 2004 issued by Metalico, Inc. as maker to various Noteholders (formerly identified as Exhibit 10.10 in the Form 10 filed October 25, 2004)
4	.7*	Form of Convertible Note dated as of November 18, 2004 and thereafter issued by Metalico, Inc. as maker to various Noteholders
4	.8*	Form of Warrant Agreement dated as of November 18, 2004 and thereafter issued by Metalico, Inc. to holders of Convertible Notes in form filed as Exhibit 4.7
10	.1.*	Second Amended and Restated Stockholders’ Agreement dated as of May 24, 2004 between Metalico, Inc. and the Holders of Common Stock and Preferred Stock signatory thereto
10	.2.*	Second Amended and Restated Registration Rights Agreement dated as of May 24, 2004 between Metalico, Inc. and the Holders of Preferred Stock signatory thereto
10	.3.*	Employment Agreement dated as of January 1, 2004 between Metalico, Inc. and Carlos E. Agüero
10	.4.*	Employment Agreement dated as of January 1, 2004 between Metalico, Inc. and Michael J. Drury
10	.5.*	Employment Agreement dated as of January 1, 2004 between Metalico, Inc. and Eric W. Finlayson
10	.6.*	Employment Agreement dated as of May 3, 2004 between Metalico, Inc. and Arnold S. Graber
10	.7.*	Metalico 1997 Long-Term Incentive Plan
10	.8.*	Metalico, Inc. Executive Bonus Plan
10	.9.*	Loan and Security Agreement, dated as of May 31, 2001 between Metalico, Inc. and its subsidiaries signatory thereto as borrowers and Foothill Capital Corporation as lender, as amended by First Amendment dated as of March 18, 2002, Second Amendment dated as of May 16, 2003, Third Amendment dated as of May 16, 2003, Fourth Amendment dated as of December 31, 2003, Joinder Agreement dated as of February 9, 2004, Fifth Amendment dated as of June 29, 2004, and Joinder Agreement dated as of September 30, 2004
10	.10.*	Sixth Amendment dated as of November 18, 2004, and Joinder Agreement dated as of November 18, 2004 to Loan and Security Agreement dated as of May 31, 2001 between Metalico, Inc. and its subsidiaries signatory thereto as borrowers and Foothill Capital Corporation (nka Wells Fargo Foothill, Inc.) as lender
10.11		Waiver of Rights of RFE Investment Partners V, L.P. dated as of December 31, 2004
10.12		Waiver of Rights of Seacoast Capital Partners Limited Partnership dated as of December 31, 2004
10.13		Seventh Amendment dated as of January 7, 2005 to Loan and Security Agreement dated as of May 31, 2001 between Metalico, Inc. and its subsidiaries signatory thereto as borrowers and Foothill Capital Corporation (nka Wells Fargo Foothill, Inc.) as lender
21	.1.*	List of Subsidiaries of Metalico, Inc.

*	Previously filed as an exhibit to the Form 10 filed December 20, 2004 (SEC File No. 000-50999) under the same exhibit number.

AVAILABLE INFORMATION

      We intend to furnish the holders of our common stock with annual reports and proxy statements containing financial statements audited by an independent public accounting firm and file with the Securities and Exchange Commission quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information. We also intend to furnish other reports as we may determine or as required by law. Additional information about the Company is available on our website, www.metalico.com.

      This Form 10 and its exhibits and schedules, and other documents which we file with the Securities and Exchange Commission, can be inspected and copied at, and copies can be obtained from, the Securities and Exchange Commission’s public reference room. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, our Securities and Exchange Commission filings are available to the public at the Securities and Exchange Commission’s web site at http://www.sec.gov. Information that we file with the Securities and Exchange Commission after the date of this Form 10 may supersede the information in this Form 10. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above.

      No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this registration statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

METALICO, INC.
(Registrant)

By:	/s/ CARLOS E. AGÜERO

Carlos E. Agüero
Chairman, President and Chief Executive Officer

Date: February 10, 2005

Consolidated Financial Report

12.31.03

McGladrey & Pullen, LLP is a member firm of RSM International — an affiliation of separate and independent legal entities.

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-3
Financial Statements
Consolidated balance sheets	F-4
Consolidated statements of income	F-5
Consolidated statements of stockholders’ equity	F-6
Consolidated statements of cash flows	F-7
Notes to consolidated financial statements	F-8 – F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Metalico, Inc.

      We have audited the accompanying consolidated balance sheets of Metalico, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metalico, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

      As described in Note 22 to the financial statements, the Company adopted FASB Statement No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

Peoria, Illinois
March 12, 2004, except for Note 11 and
  Note 23 as to which the date is April 13, 2004,
  and May 24, 2004, respectively.

McGladrey & Pullen, LLP is a member firm of RSM International — an affiliation of separate and independent legal entities.

METALICO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002

	($ thousands)
ASSETS
Current Assets
Cash and cash equivalents	$631	$594
Trade receivables, less allowance for doubtful accounts 2003 $292; 2002 $287	6,000	7,726
Inventories	7,641	5,288
Prepaid expenses and other	441	555
Deferred income taxes	1,209	—

Total current assets	15,922	14,163
Note Receivable, Affiliate	700	600
Investment in Joint Venture	2,305	1,902
Deferred Income Taxes	2,047	—
Property and Equipment, net	17,665	20,244
Goodwill	16,501	14,688
Other Intangible and Other Assets, net	1,123	1,538
Property Actively Marketed for Sale, net	1,764	747

	$58,027	$53,882

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term debt	$5,521	$3,410
Current maturities of long-term debt	1,921	1,052
Accounts payable	3,434	3,731
Accrued expenses	3,675	2,744

Total current liabilities	14,551	10,937

Long-Term Liabilities
Long-term debt, less current maturities	3,559	4,733
Dividends payable	8,216	6,383
Accrued and other	1,970	2,579

Total long-term liabilities	13,745	13,695

Total liabilities	28,296	24,632

Commitments and Contingencies (Notes 14, 16, 17, 18, and 23)
Redeemable Preferred and Common Stock (total liquidation preference of outstanding redeemable preferred shares 2003 $15,723)	9,023	8,673

Stockholders’ Equity
Capital stock
Preferred	21,359	21,359
Common	6	6
Additional paid-in capital	9,935	9,980
Accumulated deficit	(10,467)	(10,615)
Accumulated other comprehensive income (loss) — unrecognized pension costs of joint venture investee	(125)	(153)

	20,708	20,577

	$58,027	$53,882

See Notes to Consolidated Financial Statements.

METALICO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	($ thousands, except share data)
Revenue
Product sales	$54,297	$51,952	$64,564
Tolling services	7,025	7,310	6,872

	61,322	59,262	71,436
Costs and expenses
Operating expenses	49,942	46,439	58,948
Selling, general, and administrative expenses	5,303	6,016	6,963
Depreciation and amortization	2,068	2,085	2,723
Impairment and other losses and net realized loss on nonoperating property	458	—	563

	57,771	54,540	69,197

Operating income	3,551	4,722	2,239

Financial and other income (expense)
Net investment income	35	49	52
Interest expense	(983)	(1,276)	(2,757)
Pension plan termination gain	—	247	—
Equity in net income of joint venture investee	756	189	—
Gain on extinguishment of debt	62	385	17,275
Other	61	43	—

	(69)	(363)	14,570

Income from continuing operations before income taxes	3,482	4,359	16,809
Provision (credit) for federal and state income taxes	(1,371)	509	6,653

Income from continuing operations	4,853	3,850	10,156

Discontinued operations
Income (loss) from operations less applicable income taxes (credit) 2003 $(1,666), 2002 $(607), 2001 $0	(2,872)	(1,051)	53
Gain from sale of segment of business, less applicable income taxes $111	—	—	15

	(2,872)	(1,051)	68

Net income	1,981	2,799	10,224
Preferred stock dividends	1,833	1,832	1,551

Income available to common stockholders	$148	$967	$8,673

Earnings (loss) per common share:
Basic:
Income from continuing operations	$0.53	$0.35	$1.50
Discontinued operations, net	(0.50)	(0.18)	0.01

Net income	$0.03	$0.17	$1.51

Diluted:
Income from continuing operations	$0.21	$0.17	$0.54
Discontinued operations, net	(0.13)	(0.05)	—

Net income	$0.08	$0.12	$0.54

See Notes to Consolidated Financial Statements.

METALICO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2003, 2002 and 2001

					Accumulated
	Convertible				Other
	Preferred		Additional		Comprehensive
	Stock	Common	Paid-In	Accumulated	Income	Comprehensive
	Class A	Stock	Capital	Deficit	(Loss)	Income	Total

	($ thousands, except share data)
Balance, December 31, 2000	$21,359	$6	$9,980	$(20,255)	$—	$—	$11,090
Accrued dividends on convertible preferred stock	—	—	—	(1,551)	—	—	(1,551)
Net income	—	—	—	10,224	—	10,224	10,224

Comprehensive income						$10,224

Balance, December 31, 2001	21,359	6	9,980	(11,582)	—	$—	19,763
Accrued dividends on convertible preferred stock	—	—	—	(1,832)	—	—	(1,832)
Net income	—	—	—	2,799	—	2,799	2,799
Other comprehensive income (loss) net of tax:
Minimum pension liability adjustment applicable to joint venture investee	—	—	—	—	(153)	(153)	(153)

Comprehensive income						$2,646

Balance, December 31, 2002	21,359	6	9,980	(10,615)	(153)	$—	20,577
Redemption of common stock warrants			(100)				(100)
Gain on extinguishment of stockholder debt			55				55
Accrued dividends on convertible preferred stock	—	—	—	(1,833)	—	—	(1,833)
Net income	—	—	—	1,981	—	1,981	1,981
Other comprehensive income (loss) net of tax:
Minimum pension liability adjustment applicable to joint venture investee	—	—	—	—	28	28	28

Comprehensive income						$2,009

Balance, December 31, 2003	$21,359	$6	$9,935	$(10,467)	$(125)		$20,708

See Notes to Consolidated Financial Statements.

METALICO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	($ thousands)
Cash Flows from Operating Activities
Net income	$1,981	$2,799	$10,224
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,132	2,305	2,479
Amortization	314	331	883
Impairment losses	2,316	—	175
Provision for doubtful accounts receivable	47	126	145
Deferred income taxes	(3,256)	—	6,700
(Gain) loss on disposal of property and equipment	(152)	—	390
Equity in net income of joint venture investee, in excess of distributions	(376)	(189)	—
(Gain) from sale of segment of business	—	—	(126)
Pension plan termination gain	—	(247)	—
(Gain) on extinguishment of debt	(62)	(385)	(17,275)
Change in assets and liabilities net of acquisitions:
(Increase) decrease in:
Receivables	1,679	(2,982)	1,121
Inventories	(2,164)	(104)	1,603
Prepaid expenses and other	127	164	(285)
Increase (decrease) in:
Accounts payable, accrued expenses, and income taxes payable	380	2,071	(2,092)

Net cash provided by operating activities	2,966	3,889	3,942

Cash Flows from Investing Activities
Proceeds from sale of property and equipment	157	22	165
Purchase of property and equipment	(2,291)	(1,309)	(2,571)
(Increase) decrease in other assets	86	192	(41)
(Increase) in note receivable, affiliate	(100)	(600)	—
Cash contributed to joint venture investee at formation date	—	(4)	—
Proceeds from pension plan termination reversion	—	147	—
Proceeds from sale of segment of business	—	—	3,895
Cash paid for business acquisitions	(1,243)	(1,216)	—

Net cash provided by (used in) investing activities	(3,391)	(2,768)	1,448

Cash Flows from Financing Activities
Net borrowings (payments) under revolving lines-of-credit	2,181	(1,617)	(1,381)
Proceeds from other borrowings	76	671	6,974
Principal payments on other borrowings	(1,608)	(1,589)	(14,637)
Debt issue costs	—	—	(670)
Proceeds from issuance of convertible preferred stock	—	600	3,500
Redemption of redeemable common stock	(187)	(400)	—

Net cash provided by (used in) financing activities	462	(2,335)	(6,214)

Net increase (decrease) in cash and cash equivalents	37	(1,214)	(824)
Cash and cash equivalents:
Beginning	594	1,808	2,632

Ending	$631	$594	$1,808

See Notes to Consolidated Financial Statements.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except share data)

Note 1.	Nature of Business, Joint Venture, Merger and Business Acquisitions, and Significant Accounting Policies

      Nature of business: Metalico, Inc. and subsidiaries (the Company) operates in primarily two distinct business segments (i) product manufacturing, fabricating, smelting and refining of lead and other metals, and (ii) ferrous and non-ferrous scrap metal recycling. Metalico, Inc.’s operating subsidiaries as of December 31, 2003 included four lead product manufacturing and fabricating plants located in Healdsburg and Ontario, California, Carson City, Nevada, and Granite City, Illinois, two scrap metal recycling yards located in Buffalo and Rochester, New York, and a secondary lead smelting and refining plant located in Tampa, Florida. The Company markets its products on a national basis.

      Reference should be made to Note 18 regarding discontinued operations applicable to certain other Company subsidiaries and to Notes 9 and 17 regarding those and certain other non-operating subsidiaries of the Company. The Company also operated a lead product manufacturing and fabricating plant in Atlanta, Georgia prior to the joint venture formation on March 18, 2002. Reference should be made to the joint venture formation in 2002 (as disclosed below) regarding certain assets and operations of the subsidiaries located in Granite City, Illinois (Metalico-Granite City, Inc.), and Atlanta, Georgia (Metalico-Evans, Inc.), contributed to a joint venture investee limited liability company (L.L.C.) in return for the issuance of equal L.L.C. interests to each subsidiary together totaling 50% and the assumption by the L.L.C. of substantially all the liabilities of those subsidiaries, except those applicable to the lead shot division in Illinois.

      Joint venture: On March 18, 2002, Mayco Industries, L.L.C. (Mayco) was formed as a joint-venture between Mayfield Manufacturing Company, Inc., Metalico-Evans, Inc., and Metalico-Granite City, Inc. (the L.L.C. members) and entered into Asset Contribution Agreements with such members whereby substantially all of the assets and operations, except for real property, of Mayfield Manufacturing Company, Inc., Metalico-Evans, Inc., and the lead fabricating division of Metalico-Granite City, Inc. were contributed to Mayco in return for the issuance of its L.L.C. interests to the members and the assumption by Mayco of substantially all the liabilities of the members, except those applicable to assets and operations not transferred. The net assets contributed by Metalico-Evans, Inc. and Metalico-Granite City, Inc., at the date of transfer, were reclassified to the investment in joint venture account at carrying amounts as reported by the subsidiaries, and such investment is reported in accordance with the equity method of accounting. Mayco is in the business of fabricating, processing, and marketing lead, steel, and aluminum products.

      Business acquisitions: On October 31, 2003, a Company subsidiary acquired a substantial portion of the assets and business operations of a ferrous and non-ferrous scrap metal recycler. The results of operations acquired have been included in the consolidated financial statements since that date. The aggregate purchase price was approximately $2,600, including cash of $1,243, short and long-term debt of $1,157, and common stock valued at $200. The value of the 62,500 common shares issued was determined based on a negotiated amount between the Company and the sellers at the closing date. The following table summarizes the estimated fair values of the assets acquired at the date of acquisition. The Company is in the process of determining if any value is to be assigned to certain other amortizable intangible assets; thus, the allocation of the purchase price is subject to adjustment but is not expected to materially change.

Inventories	$189
Other current assets	13
Property and equipment	600
Goodwill	1,798

Net assets acquired	$2,600

      The $1,798 of goodwill is expected to be deductible for income tax purposes.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On April 30, 2002, a Company subsidiary acquired a substantial portion of the net assets and business operations of a ferrous and non-ferrous scrap metal recycler. The results of operations acquired have been included in the consolidated financial statements since that date. The aggregate purchase price was approximately $3,250, including cash of $1,216, short and long-term debt of $1,035, and Class B preferred stock valued at $999. The value of the 192,122 preferred shares issued was determined based on the redemption price of the Company’s Class B preferred shares at the closing date. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Inventories	$451
Other current assets	162
Equipment	572
Goodwill	1,840
Other intangible assets	482
Long-term debt assumed	(257)

Net assets acquired	$3,250

      The $482 of acquired intangible assets were assigned to covenants not-to-compete and have a useful life of approximately 4 years. The $1,840 of goodwill is expected to be deductible for income tax purposes.

      Merger of Metalico II, Inc. into Metalico, Inc.: As a condition of a debt refinancing transaction, Metalico, Inc. and the stockholders of Metalico II, Inc. entered into an Exchange Agreement on May 31, 2001 whereby each issued share of preferred stock of Metalico II, Inc. was converted into and exchanged for approximately 3.226 shares of Class B preferred stock of Metalico, Inc. and concurrent with the exchange Metalico II, Inc. was merged into Metalico, Inc. with Metalico, Inc. being the surviving corporation. Since the companies were under common ownership control, the merger was accounted for at historical cost in a manner similar to a pooling-of-interests. As a result, the financial statements for the year ended December 31, 2001, are referred to as consolidated herein as though the merger transaction and related amendments to Metalico, Inc.’s Certificate of Incorporation effectively occurred as of January 1, 2001.

      A summary of the Company’s significant accounting policies follows:

Principles of consolidation: The consolidated financial statements include the accounts of Metalico, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue recognition: Revenue from product sales is recognized as goods are shipped. Brokerage sales are recognized upon receipt of materials by the customer and reported net of costs in product sales. The Company’s lead fabrication and recycling segment performs certain services under tolling arrangements and recognizes tolling revenue as services are performed. Tolling services are primarily provided by the secondary lead smelting and refining plant in Tampa, FL whereby the plant receives a customer’s junk batteries (industrial, marine, golf cart, automobile, etc.) and will return refined lead alloyed to the customer’s specifications.

Reclassifications: Certain amounts in the accompanying statement of income for 2002 and 2001 have been reclassified, with no effect on net income, to be consistent with classifications adopted in 2003.

Cash and cash equivalents: For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents. Periodically throughout the year, the Company has amounts on deposit at financial institutions that exceed the depository insurance limits. The Company has not experienced any loss as a result of those deposits and does not expect any in the future.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Trade receivables: Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. The Company generally does not charge interest on past-due amounts or require collateral on trade receivables.

Inventories: Inventories are valued at the lower of cost or market determined on a first-in, first-out basis.

Investment in joint venture: The Company accounts for its investments in Mayco Industries, L.L.C., a 50%-owned affiliate, by the equity method of accounting under which the Company’s share of the net income of the affiliate is recognized as income in the Company’s statement of income and added to the investment account, and distributions received from the affiliate are treated as a reduction of the investment account. The fiscal year of the affiliate is the same as that of the Company. The equity in net income of joint venture investee as reported in the accompanying statement of income is for the year ended December 31, 2003 and period from March 18 (formation date) to December 31, 2002.

Property and equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated service lives of the respective classes of property and equipment ranging between 5 and 30 years for office furniture, fixtures and equipment, 3 and 7 years for vehicles, 2 and 20 years for machinery and equipment, and 3 and 39 years for buildings and improvements.

Goodwill: Effective January 1, 2002, goodwill is subject to impairment tests performed at least annually. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 30 years. Reference should be made to Note 22 regarding accounting changes with respect to goodwill effective January 1, 2002.

Other intangible assets: Covenants not-to-compete are amortized on a straight-line basis over the terms of the agreements, not exceeding 5 years.

Debt issue costs are amortized over the average term of the credit agreement using the effective interest method.

Impairment of long-lived and intangible assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are impaired, the impairment is recognized as the amount by which the carrying amount exceeds the estimated future undiscounted cash flows. Assets to be sold are reported at the lower of the carrying amount or the fair value less costs to sell.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company files its income tax return on a consolidated basis with its respective subsidiaries. The members of the consolidated group have elected to allocate income taxes among the members of the group by the separate return method, under which the parent company credits the subsidiary for income

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tax reductions resulting from the subsidiary’s inclusion in the consolidated return, or the parent company charges the subsidiary for its allocated share of the consolidated income tax liability.

Stock compensation: The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which allows companies to disclose in notes to financial statements the pro forma compensation costs for stock-based employee compensation arrangements. The Company applies the accounting provisions of Accounting Principles Board Opinion No. 25 for stock-based employee compensation arrangements.

Pro Forma Disclosures: SFAS No. 123, Accounting for Stock-Based Compensation, established financial accounting and reporting standards for stock-based compensation plans. The standard requires a fair (minimum) value-based method to determine the compensation costs of such plans. As allowed by the standard, the Company continued to account for its stock-based employee compensation plans in accordance with the prior standard under which it recognized no compensation expense in 2003, 2002 and 2001. The Company has determined that the pro forma compensation cost under SFAS No. 123 associated with the stock based employee compensation plans is immaterial for the years ended December 31, 2003, 2002 and 2001.

Earnings per common share: Basic earnings per share (EPS) data has been computed on the basis of the weighted-average number of common shares outstanding during each period presented. Accrued dividends on convertible preferred stock for each applicable year reduced the earnings available to common stockholders in the basic EPS computation. Diluted EPS data has been computed on the basis of the assumed conversion, exercise or issuance of all potential common stock instruments, unless the effect is to reduce the loss or increase the net income per common share. Common shares issuable upon exercise of the employee stock options and purchase rights (see Note 14) and certain stock purchase warrants representing 30,000 shares of common stock (see Note 12) have not been included in the diluted EPS computation because their inclusion would have had an antidilutive effect for all periods presented.

Environmental remediation costs: The Company is subject to comprehensive and frequently changing federal, state, and local environmental laws and regulations, and will incur additional capital and operating costs in the future to comply with currently existing laws and regulations, new regulatory requirements arising from recently enacted statutes, and possible new statutory enactments. The Company accrues losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recorded no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Determining (a) the extent of remedial actions that are or may be required (b) the type of remedial actions to be used (c) the allocation of costs among potentially responsible parties (PRPs) and (d) the costs of making such determinations, on a site-by-site basis, require a number of judgments and assumptions and are inherently difficult to estimate. The Company utilizes certain experienced employees responsible for site monitoring, third party environmental specialists, and correspondence and progress reports obtained from the various regulatory agencies responsible for site monitoring to estimate its accrued environmental remediation costs. The Company generally contracts with third parties to fulfill most of its obligations for remedial actions. The time period necessary to remediate a particular site may extend several years, and the laws governing the remediation process and the technology available to complete the remedial action may change before the remedial action is complete. Additionally, the impact of inflation and productivity improvements can change the estimates of costs to be incurred. It is

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reasonably possible that technological, regulatory or enforcement developments, the results of environmental studies, the nonexistence or inability of other PRPs to contribute to the settlements of such liabilities, or other factors could necessitate the recording of additional liabilities which could be material.

The majority of the Company’s environmental remediation accrued liabilities are applicable to its lead fabrication and secondary lead smelting operating segment.

Use of estimates in the preparation of financial statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.	Major Customer

      Revenue for the years ended December 31, 2003, 2002 and 2001, includes revenue from tolling services net sales to the following customer (which accounted for 10% or more of the total revenue of the Company in any of those years), together with the receivable due from the customer:

	Net Sales to Customer
	as a Percentage
	of Total Revenue,			Receivable Balances
	Years Ended			as of
	December 31,			December 31,

	2003	2002	2001	2003	2002	2001

Johnson Controls, Inc.	11%	11%	9%	$935	$1,216	$1,131

      Sales to this customer were from the lead fabrication and secondary lead smelting segment as discussed in Note 20.

Note 3.	Inventories

      Inventories as of December 31, 2003 and 2002, were as follows:

	2003	2002

Raw materials	$2,689	$2,013
Finished goods and work-in-process	1,149	1,373
Ferrous scrap metal	711	362
Non-ferrous scrap metal	3,092	1,540

	$7,641	$5,288

Note 4.	Note Receivable, Affiliate

      The Company has a note receivable as of December 31, 2003 and 2002 of $700 and $600, respectively due from Mayco Industries, L.L.C. the terms of which require monthly interest payments at a rate of 5% with principal due May 2006. The note originated in connection with the joint venture formation on March 18, 2002 as disclosed in Note 1.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.	Investment in Joint Venture and Related Party Transactions

      Reference should be made to Note 1 regarding the Company’s investment in Mayco Industries, L.L.C. (Mayco) effective March 18, 2002. Condensed audited financial information of Mayco as of December 31, 2003 and 2002, is as follows:

	2003	2002

ASSETS
Current Assets
Cash	$142	$308
Trade receivables	4,558	3,692
Inventories	2,080	1,767
Prepaid and other	174	245

Total current assets	6,954	6,012
Leasehold Improvements and Equipment, net of accumulated depreciation $5,884 and $5,885	4,211	4,524
Goodwill	492	492
Other	161	227

	$11,818	$11,255

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Revolving line-of-credit note payable	$3,114	$3,347
Current maturities of long-term debt	436	532
Accounts payable and accrued expenses	3,157	3,058

Total current liabilities	6,707	6,937
Long-term debt to related parties	1,000	1,000
Other long-term debt, less current maturities	507	459
Minimum pension obligation	34	97

Total liabilities	8,248	8,493

Members’ Equity
Contributed capital	2,691	2,691
Retained earnings	1,128	377
Accumulated other comprehensive income (loss) — unrecognized pension costs	(249)	(306)

	3,570	2,762

	$11,818	$11,255

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Condensed audited financial information of Mayco for the year ended December 31, 2003 and period from March 18 to December 31, 2002, is as follows:

	2003	2002

Net sales	$32,656	$26,380
Costs and expenses:
Cost of sales	25,163	21,169
Selling, general, and administrative expenses	4,382	3,407
Depreciation	1,120	952
Interest expense	298	348
Other expense, net	182	127
Net income	1,511	377

      The Company has sales to and purchases from Mayco. A summary of receivables and payables from these transactions as of December 31, 2003 and 2002, was as follows:

	2003	2002

Trade receivables	$348	$799
Accounts payable	114	131

      Sales to and purchases from Mayco during the year ended December 31, 2003 and for the period from March 18 to December 31, 2002, were as follows:

	2003	2002

Sales	$1,679	$1,911
Purchases	800	856

      Effective March 18, 2002, the Company entered into an agreement with Mayco for certain administrative, financial, and management services to be provided by Metalico, Inc. to Mayco. As consideration for such services, Mayco is required to pay the Company a fee of $10 per month. A majority vote of the Management Board of Mayco is required to modify such fee. The agreement may be terminated by either party 60 days after the date either such party gives written notice to the other party or such other dates as the parties may agree. Management fees for the years ended December 31, 2003 and 2002, were $120 and $90, respectively.

      Reference should be made to Note 4 for note receivable arrangements the Company has with Mayco.

      Reference should be made to Note 17 for certain commitments and contingencies of the Company applicable to Mayco.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.	Property and Equipment

      Property and equipment as of December 31, 2003 and 2002, consisted of the following:

	2003	2002

Land	$1,810	$1,478
Buildings and improvements	10,149	9,607
Office furniture, fixtures, and equipment	316	361
Vehicles and equipment	14,048	16,714
Construction in progress	134	114

	26,457	28,274
Less accumulated depreciation	8,792	8,030

	$17,665	$20,244

Note 7.	Goodwill

      Changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002, were as follows:

	2003	2002

Balance, beginning	$14,688	$13,340
Acquired during the year	1,813	1,840
Contribution to joint venture investee	—	(492)

Balance, ending	$16,501	$14,688

Note 8.	Other Intangible and Other Assets

      Other intangible and other assets as of December 31, 2003 and 2002, consisted of the following:

	Gross		Net
	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount

	2003

Covenants not-to-compete	$1,102	$679	$423
Debt-issue costs	793	405	388
Lease and other deposits	312	—	312

	$2,207	$1,084	$1,123

	2002

Covenants not-to-compete	$1,102	$524	$578
Debt-issue costs	793	246	547
Lease and other deposits	413	—	413

	$2,308	$770	$1,538

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The changes in the net carrying amount of amortized intangible assets by classifications for the years ended December 31, 2003 and 2002, are as follows:

	Covenants	Debt
	Not-to-Compete	Issue Costs

	2003

Balance, beginning	$578	$547
Acquisitions/additions	—	—
Amortization	(155)	(159)

Balance, ending	$423	$388

	2002

Balance, beginning	$269	$705
Acquisitions/additions	482	—
Amortization	(173)	(158)

Balance, ending	$578	$547

      Amortization expense recognized on all amortized other intangible assets totaled $314, $331 and $380 for the years ended December 31, 2003, 2002 and 2001. Estimated aggregate amortization expense on amortized intangible assets for each of the next 5 years and thereafter is as follows:

Years Ending December 31:	Amount

2004	$299
2005	299
2006	132
2007	20
2008	20
Thereafter	41

$811

Note 9.	Property Actively Marketed for Sale

      Property actively marketed for sale as of December 31, 2003 and 2002, consisted of the following:

	2003	2002

Real property and equipment	$2,444	$852
Less accumulated depreciation	680	105

	$1,764	$747

      As disclosed in Note 18, the Company discontinued operations at its secondary lead smelting and refining plant in College Grove Tennessee (Metalico-College Grove, Inc.) in 2003, and was actively marketing the plant for sale. The cost and accumulated depreciation of the equipment at such plant that the Company was carrying on its books as of December 31, 2003 is reported as property actively marketed for sale and included in the table above.

      As disclosed in Note 1, all of the operations of Metalico, Inc.’s subsidiary in Atlanta, Georgia, were contributed to a joint venture investee in 2002 and, subsequent thereto, the Company was actively marketing for sale the real property owned by that subsidiary, and its cost and accumulated depreciation are reflected in

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the table above. The Company had the buildings located on such property demolished in 2003 in conjunction with preparing the site for sale. Reference should be made to Note 23 regarding the Company entering into an agreement with an unrelated party in 2004 for possible sale of the real property and certain requirements of such agreement requiring additional site remediation costs to be incurred by the Company prior to March 31, 2004. Costs incurred in preparing the property for sale (some of which were incurred in 2003) are reported as capital additions to property actively marketed for sale since the Company anticipates recovery of such costs and recognition of a gain on the sale of such property in the period the sale closes.

      The Company also has a nonoperating subsidiary in Connecticut that owned certain property associated with scrap recycling operations that were curtailed in 1988. The Company sold a portion of the remaining assets owned by this subsidiary in 2002 and 2001 and reduced its carrying value by the net proceeds received in 2002 of approximately $20 and recorded a loss of approximately $388 in 2001. The Company also recorded additional impairment losses of $175 in 2001 to reduce the carrying value of the property to estimated fair market value, less costs to sell. During 2003, the Company sold the remainder of the assets owned by this subsidiary and recorded a realized gain of approximately $152.

Note 10.	Accrued Expenses and Other Liabilities

      Accrued expenses and other liabilities as of December 31, 2003 and 2002, consisted of the following:

	2003			2002

	Current	Long-Term	Total	Current	Long-Term	Total

Environmental remediation costs	$2,245	$1,970	$4,215	$941	$2,579	$3,520
Payroll and employee benefits	510	—	510	543	—	543
Interest and bank fees	311	—	311	632	—	632
Other	609	—	609	628	—	628

	$3,675	$1,970	$5,645	$2,744	$2,579	$5,323

Note 11.	Pledged Assets and Short and Long-Term Debt

      Short-term debt as of December 31, 2003 and 2002, consisted of the following:

	2003	2002

Revolving line-of-credit notes payable under secured credit facility to primary lender, terms as discussed below	$5,521	$3,339
Note payable to corporation in connection with acquisition, due April 2003, plus interest at 5%, subordinate to debt with primary lender, unsecured	—	71

	$5,521	$3,410

Long-term debt as of December 31, 2003 and 2002 consisted of the following:
Senior debt:
Term note payable under secured credit facility with primary lender, due in monthly principal installments of $53 plus interest at the lenders base rate plus a margin (an effective rate of 5.5% at December 31, 2003), remainder due May 2006, collateralized by substantially all assets of the Company	$1,200	$1,840
Other, primarily equipment notes payable and capitalized leases for related equipment, interest from 3% to 10%, collateralized by certain equipment	442	634

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002

Subordinated debt (subordinate to debt with primary lender):
Note payable to corporation for stock repurchase, due in quarterly installments of $5, remainder due April 2008, without interest, collateralized by common shares held by escrow agent	325	345
Note payable to corporation in connection with acquisition, due in principal installments of approximately $11 every other month plus interest at 5%, unsecured	368	431
Non-compete obligations payable to individuals in connection with acquisition, due in monthly installments totaling approximately $11 every other month, unsecured	368	431
Note payable to corporation in connection with acquisition, due in monthly principal installments of approximately $15 including interest at 5%, remainder due November 2007, collateralized by equipment	745	—
Note payable to corporation in connection with acquisition, due in November 2007, interest at 5% payable monthly, collateralized by land and buildings acquired under the terms of the purchase agreement	400	—
Notes payable to officer-stockholder, due December 2005, interest at 5% payable monthly, unsecured (see Note 23)	870	1,089
Notes payable to various banks, 12%, interest payable quarterly, past due interest at 15%, due May 31, 2006, certain amounts paid and forgiven in 2003 and 2002 (see Note 19), remainder paid in January 2004 (see Note 23), collateralized by a mortgage on real estate in Atlanta, Georgia	762	1,015

	5,480	5,785
Less current maturities	1,921	1,052

Long-term portion	$3,559	$4,733

      On May 31, 2001, the Company entered into a Loan and Security Agreement with Foothill Capital Corporation (primary lender) to refinance a credit facility with another bank, and for general corporate purposes, including financing working capital, capital expenditures, and other expenses. The financing arrangement provides a maximum credit facility up to $21,000 through May 31, 2006, comprised of term and revolving loans, collateralized by substantially all assets of the Company. Borrowings under the Revolver are generally limited to eligible accounts receivable and inventory levels and recent collections on accounts receivable as defined, to a maximum of $15,300. Interest on Revolver advances is payable monthly at the lender’s base rate plus a margin (an effective rate of 4.50% at December 31, 2003) or, if a LIBOR option loan, at the LIBOR rate plus a margin (an effective rate of 4.17% at December 31, 2003).

      Under the terms of the credit facility with the primary lender, the Company is required to maintain certain depository accounts with the lender and comply with certain financial covenants, including minimum EBITDA and not to exceed maximum capital expenditures, as defined. The Company also is generally restricted from entering into financing, equity, and certain other transactions, as defined without written consent of the primary lender. In addition, the Company is responsible to the primary lender for a monthly servicing fee, a contingent anniversary fee each May if its EBITDA for the fiscal year immediately prior to such anniversary date is less than its projected EBITDA for such fiscal year, unused line-of-credit and letter-of-credit fees equal to a percentage of the average daily unused portion of the Revolver and letters-of-credit and certain other fees. Lender fees (excluding those capitalized as debt issue costs in year of issuance) are included as a component of interest expense in the period assessed.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company was in violation of the minimum EBITDA covenant for the year ended December 31, 2003; however, such violation was waived by the primary lender on April 13, 2004.

      Reference should be made to Note 21 regarding Revolver and term debt of $2,828 and $430, respectively, assumed by Mayco Industries, L.L.C. in connection with the joint venture formation disclosed in Note 1.

      In February 2003, the Board of Directors authorized a restructuring proposal applicable to subordinated debt and accrued interest owed to an officer-stockholder whereby $400 of debt was converted to Class B preferred stock, $150 of principal, and approximately $58 of accrued interest was paid in 2003, $55 of accrued interest was forgiven, and the remainder of the obligations owed to the officer-stockholder was renewed under a two-year note arrangement with terms as disclosed in the table above.

      Aggregate annual maturities required on long-term debt at December 31, 2003, are as follows:

Years Ending December 31:	Amount

2004	$1,921
2005	1,829
2006	356
2007	883
2008	161
Thereafter	330

$5,480

Note 12.	Capital and Redeemable Stock

      Reference should be made to Note 23 regarding changes in capital and redeemable stock and rights, privileges, and features related thereto subsequent to December 31, 2003.

      Capital stock voting rights, par value, dividend features and authorized, issued and outstanding shares are summarized as follows as of December 31, 2003 and 2002:

	2003			2002

		Issued and			Issued and
	Authorized	Outstanding		Authorized	Outstanding

Convertible preferred stock, voting, $.001 par value:
Class A, 5% cumulative	4,131,730	4,131,730		4,131,730	4,131,730
Class B, 5% cumulative	3,639,300	3,023,704	(a)	3,639,300	2,946,781	(a)
Class B2, not entitled to dividends	1,000,000	—		1,000,000	—
Common stock, voting, $.001 par value	25,000,000	5,727,319	(b)	25,000,000	5,701,856	(b)

(a)	Class B redeemable features are described below

(b)	62,500 and 37,037 of these shares were redeemable as of December 31, 2003 and 2002, respectively.

      Preferred stock is carried at original issue price less issue costs and common stock is carried at par-value in the accompanying consolidated financial statements.

      Preferred stock rights and privileges include the following:

Preference and ranking: Holders of preferred stock (original issue price $5.20 per share) have preferential rights over the common stockholders with regard to dividends and voluntary or involuntary distribution of assets. Holders of preferred stock also have certain rights to designate and elect directors to

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Board of Directors. The Class B preferred ranks senior to the Class A preferred as to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution, or winding up of the Company. Except for certain provisions as to dividends, the Class B preferred and the Class B2 preferred have identical rights, powers, privileges, and preference.

Dividends: No dividends shall be paid to common stockholders until the preferred stock has been fully converted into common stock and all accrued dividends on the preferred stock have been paid. Accruing dividends on the Class A and B preferred are payable in cash or in common stock (effective April 29, 2002) at the election of the holder and are required to be paid upon conversion of the Class A preferred or upon liquidation in accordance with the terms of the Amended Certificate.

So long as any share of Class B preferred is outstanding, no dividends shall be paid on any other shares of stock and upon conversion of all shares of Class B preferred, no dividends shall be paid on any other shares until all accrued dividends relating to the Class B preferred have been paid in full. Dividends accrue on preferred stock at a rate of 5% per annum of the original issue price and are without interest. Such dividends aggregated to $8,216 and $6,383 as of December 31, 2003 and 2002, respectively.

Conversion features: The preferred stock can be converted, in part or in full, at any time, at the holder’s option, into that number of common shares computed by multiplying the number of shares to be converted by the relevant original issue price and dividing the result by the conversion price then in effect, with such conversion price being $3.00 per share as of December 31, 2003.

Mandatory conversion features: Provided neither a qualified offering nor a sale of the Company, as defined, have occurred, holders of 80% of the preferred stock may force all of the preferred stock to be converted into common stock. Upon certain events, including a qualified offering or a sale of the Company, all of the preferred stock will be converted into common stock at the then-current conversion price formula.

Class B redeemable features: By written notice given any time after May 31, 2006, the holders of at least a majority of the Class B preferred shares have the right to require the Company to redeem all of its outstanding Class B preferred shares for a price per share equal to the fair market value of the Company divided by the number of outstanding shares of common stock (each share of preferred being treated as if converted into common for such calculation). The Company has reserved and set aside from its authorized but unissued shares of common stock a sufficient number of shares for the conversion of the Class B preferred. Since the Class B preferred shares are redeemable based on the terms described above, the Class B preferred stock is reported as redeemable preferred stock outside of the Stockholders’ Equity section of the Company’s balance sheet.

Liquidation rights: If Metalico, Inc. is voluntarily or involuntarily liquidated, dissolved or wound up, the holders of its equity securities shall have the following preferences and rights against the property of the Company available for distribution to such holders (provided that the following provisions do not apply following or in connection with a conversion event as defined in the Second Amended and Restated Certificate of Incorporation) (i) first, the holders of the Class B preferred shall be entitled to receive a per share amount equal to their original issue price, together with an amount equal to all accrued but unpaid dividends payable, (ii) second, the holders of the Class A preferred shall be entitled to receive a per share amount equal to their original issue price, together with an amount equal to all accrued but unpaid dividends payable and (iii) third, the balance to the holders of common and preferred, pro rata in accordance with the number of common shares held by each of them (calculating such shares as if all preferred were converted into common).

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Common stock features include the following:

Redeemable features: Certain holders of common shares have put rights, the exercise of which is outside the Company’s control. The aggregate value of the remaining redemption rights totaled $200 and $250 at December 31, 2003 and 2002, respectively, which has been reported as redeemable common stock outside of the Stockholders’ Equity section of the Company’s balance sheet. The remaining put rights as of December 31, 2003, consist of 62,500 shares where the Company is required to acquire such shares at a minimum price of $3.20 per share in May 2005.

Of the common shares, approximately 12,402,752 shares were reserved as of December 31, 2003, for issuance upon the conversion of the preferred stock as described above.

Changes in redeemable preferred and common stock for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001

Balance, beginning	$8,673	$7,474	$3,750
Issuance of 673,077 shares of Class B preferred stock	—	—	3,500
Issuance of 43,118 shares of Class B preferred stock	—	—	224
Issuance of 307,509 shares of Class B preferred stock	—	1,599	—
Redemption of 40,000 shares of redeemable common stock	—	(400)	—
Issuance of 76,923 shares of Class B preferred stock on conversion of certain stockholder debt to equity	400	—	—
Issuance of 62,500 shares of common stock	200	—	—
Redemption of 37,037 shares of redeemable common stock	(250)	—	—

Balance, ending	$9,023	$8,673	$7,474

Stock purchase warrants: The Company issued common stock purchase warrants in December 2000, representing 30,000 shares of common stock. The stock purchase warrants have an exercise price of approximately $2.92 per share and are exercisable at any time through November 2004.

The Company issued common stock purchase warrants in May 2001, representing 3,624,185 shares of common stock. The stock purchase warrants were issued to subordinated bank lenders in connection with a Termination Agreement as described in Note 19, have an exercise price of $0.01 per share and have an indefinite exercise period. In conjunction with agreements with banks as described in Notes 19 and 23, warrants representing 1,884,576 and 724,837 shares of common stock were endorsed by the banks to the Company without recourse in 2003 and 2002, respectively. As of December 31, 2003, warrants representing 1,014,772 shares of common stock remained outstanding. Reference should be made to Note 23 regarding the Company’s redemption of such outstanding warrants in January 2004.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13.	Income Tax Matters

      Net deferred tax assets, resulting from the differences in the timing of the recognition of certain income and expense items for financial and tax accounting purposes, consisted of the following components as of December 31, 2003 and 2002:

	2003	2002

Deferred tax assets:
Inventories	$140	$101
Accrued liabilities	1,603	1,616
Loss carryforwards	5,673	5,607
Other	77	118

	7,493	7,442
Less valuation allowance	1,102	3,712

	6,391	3,730

Deferred tax liabilities:
Investment in joint venture	558	745
Property and equipment	1,992	2,574
Intangible and other	585	411

	3,135	3,730

	$3,256	$—

      The deferred tax amounts mentioned above have been classified on the accompanying balance sheets as of December 31, 2003 and 2002 as follows:

	2003	2002

Current assets	$1,209	$—
Long-term assets	2,047	—

	$3,256	$—

      Management has recorded a valuation allowance on the net deferred tax assets. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The reduction in the valuation allowance during 2003 is attributable to management’s anticipation of future taxable income as a result of the shut down and closure of Metalico-College Grove, Inc. as discussed in Note 18. Certain of these valuation reserves were established upon business acquisitions and, if reversed in the future, will result in a decrease to goodwill.

      Loss carryforwards for tax purposes as of December 31, 2003, have the following expiration dates:

Expiration Date	Amount

2019	$8,964
2020	3,506
2021	87

$12,557

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The provision (credit) for income taxes for the years ended December 31, 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001

Continuing operations:
Current	$219	$509	$(47)
Deferred	(1,590)	—	6,700

	$(1,371)	$509	$6,653

Discontinued operations:
Current	$—	$(607)	$111
Deferred	(1,666)	—	—

	$(1,666)	$(607)	$111

      The income tax provision (credit) attributable to income from continuing operations differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended December 31, 2003, 2002 and 2001, due to the following:

	2003	2002	2001

Computed “expected” tax expense (credit)	$1,219	$1,528	$5,883
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal income tax effect	91	125	570
Nondeductible goodwill write-off and amortization	—	—	115
Change in valuation allowance	(2,610)	(360)	511
Other, net	(71)	(784)	(426)

	$(1,371)	$509	$6,653

      The total income tax provision (credit) for the years ended December 31, 2003, 2002 and 2001, was $(3,037), $(98) and $6,764, respectively. Those amounts have been allocated to the following financial statement items:

	2003	2002	2001

Income from continuing operations	$(1,371)	$509	$6,653
Discontinued operations	(1,666)	(607)	111

	$(3,037)	$(98)	$6,764

Note 14.	Stock Based Compensation Plans

Long-Term Incentive Plan

      In 1997, Metalico, Inc. established a Long-Term Incentive Plan (the “Plan”) as a means to attract, retain, and reward its executive officers, other key employees, consultants, and service providers. The Plan is administered by a Committee of the Board of Directors at whose discretion awards are granted under the Plan. Awards can be granted in various forms, including, but not limited to, nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, and common stock. The terms of such awards are generally at the discretion of the Committee, but generally provide for exercise or purchase price per share at or above the then-current market value per share of the Company’s common stock and an exercise period not

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to exceed 10 years. Certain annual per-participant limitations, change of control acceleration provisions, and employment termination provisions do exist under the Plan.

      The total amount of shares that may be subject to outstanding awards granted under the Plan is limited to the greater of 525,000 shares or 10% of the shares outstanding at the date of the grant.

      There were outstanding exercisable stock purchase rights for 50,000 shares as of December 31, 2003 and 2002 (with a weighted-average exercise price of $1.10) that expire by September 2004.

Stock Options

      The Company has an incentive common stock-based compensation plan for senior management and other key employees which includes fixed options as described below. As permitted under generally accepted accounting principles, grants under those plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants that are fixed options.

      The Company’s options are fixed options since the exercise price and number of shares are known on the grant date. Such options have a maximum term of 5 years and generally vest from 2 to 5 years.

      The fair value of each grant is estimated at the grant date using the minimum value method with the following assumptions for grants: dividend rate of 0% for all years; risk-free interest rates of between 5 and 7%; and expected lives of 5 years.

      A summary of the status of the fixed options at December 31, 2003, 2002 and 2001 and changes during the years ended on those dates is as follows:

	2003		2002		2001

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	207,226	$1.77	131,392	$1.32	136,309	$1.31
Granted	125,000	2.00	78,750	2.50	—	—
Forfeited	—	—	(2,916)	1.00	(4,917)	1.15

Outstanding at end of year	332,226	1.86	207,226	1.77	131,392	1.32

Exercisable at end of year	154,726		128,476		117,268
Minimum value per option of options granted during the year	$—		$—		N/A

      A further summary about options outstanding at December 31, 2003 was as follows:

	Options Outstanding

		Weighted-
		Average
		Remaining
	Number	Contractual	Number
Range of Exercise Prices	Outstanding	Life	Exercisable

0.30	38,462	1 year	38,462
1.00	44,125	1 year	44,125
2.00	125,000	5 years	—
2.50	124,639	2.9 years	72,139

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15.	Pension Plans

      The Company has two defined-contribution 401(k) pension plans, one for employees not covered by a collective bargaining agreement (Non-union), and the other for employees at its Granite City, Illinois, plant covered by a collective bargaining agreement (Union). The plans offer substantially all employees a choice to elect to make contributions pursuant to salary reduction agreements upon attaining certain age and length-of-service requirements. Under the Non-union plan, the Company may make matching contributions on behalf of the participants of the plan, not to exceed 100% of the amount of each participant’s elective salary deferral, up to a maximum percentage of a participant’s compensation as defined by the plan. Under the Union plan, and in accordance with its labor contract that covers the Company’s union employees at the Granite City, Illinois, plant, Company contributions are required based on a specified rate per month. The Company matched participant contributions during 2003, 2002 and 2001 under the Non-union plan at 100% of a participant’s elective salary deferrals, up to a maximum of 4% of a participant’s compensation. The plans also provide a profit sharing component where the Company can make a discretionary contribution to the plans, which is allocated based on the compensation of eligible employees. No profit sharing contributions were made for 2003, 2002 and 2001. Company matching and profit sharing contributions are subject to vesting schedules, and forfeitures are applied to reduce Company contributions. Participants are immediately vested in their elective contributions. 401(k) pension expense for the years ended December 31, 2003, 2002 and 2001, was approximately $173, $214 and $221, respectively.

      The Company also had a defined benefit pension plan at the Granite City, Illinois, plant covering substantially all hourly employees at such location during 2001 and a portion of 2002 until the joint venture investee assumed plan sponsorship effective with the joint venture formation on March 18, 2002, as described in Note 1. The Company made no contributions to the plan and recognized a credit to pension expense of $0 and $4 applicable to such plan for the period from January to March 18, 2002, and year ended December 31, 2001, respectively. As of December 31, 2003 and 2002, the joint venture investee recorded a benefit cost charge to accumulated other comprehensive income and comprehensive income for unrecognized pension costs and an additional minimum pension liability adjustment applicable to the plan. The Company has reported its share of the unrecognized pension costs of $125 and $153 as a reduction of stockholders’ equity in the accompanying balance sheet as of December 31, 2003 and 2002, respectively, and a reduction of comprehensive income in the accompanying statement of stockholders’ equity for the years ended December 31, 2003 and 2002.

      The Company also had a defined benefit pension plan at the Tampa, Florida plant covering substantially all hourly employees at such location until the Company elected to terminate such plan effective April 2001. The Company made no contributions to the plan and recognized no pension expense applicable to such plan in 2002 and 2001. The Company had previously recorded an accrued liability of $100 to cover estimated termination costs and plan settlement liabilities. During 2002, the plan was terminated and, in connection therewith, the Company obtained a reversion settlement of approximately $147 (net of federal excise tax of $37). The Company reversed the accrued liability previously recorded and recognized a gain on pension plan termination of $247 in 2002.

Note 16.	Lease Commitments

      The Company leases administrative and operations space under noncancelable agreements that expire between 2004 and 2008 and require various minimum annual rentals. In addition, certain leases also require the payment of property taxes, normal maintenance, and insurance on the properties. The Company also leases certain vehicles and equipment under noncancelable lease agreements that expire between 2004 and 2008.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The approximate minimum rental commitment as of December 31, 2003, excluding executory costs, is due as follows:

Years Ending December 31:	Amount

2004	$435
2005	306
2006	217
2007	60
2008	9

$1,027

      Total rental expense for the years ended December 31, 2003, 2002 and 2001, was approximately $399, $305 and $340, respectively.

Note 17.	Other Commitments and Contingencies

Environmental Remediation Matters

      In 2000, Metalico, Inc. received correspondence from the United States Environmental Protection Agency (EPA) alleging potential liability as a “potentially responsible party” (PRP) for a release of hazardous substances from a site consisting of certain properties contaminated with lead leaching from waste battery chips in and around College Grove, Tennessee (collectively the Site). The 2000 correspondence from the EPA indicated the Site would include at least 16 properties (and potentially 1 additional property) and no other properties were anticipated to be added. No accrual for remediation costs was recorded by the Company at that time because it was not able to reasonably estimate the amount of any range of potential obligation for remediation of the Site.

      The Company subsequently received a letter from the EPA dated January 27, 2003 (the Notice) that included a demand for payment of approximately $10,298, plus interest for response costs relating to the EPA’s determination that there was a release of hazardous substances from the Site. The EPA alleges battery chips were stockpiled by General Smelting and Refining, Inc. (GSR), which subsequently became a Company subsidiary, between 1950 and 1970, made available to the general public during that time period, and transported from the GSR plant facility to the properties that make up the Site. The 2003 letter from the EPA stated that it has cleaned 86 properties relating to the Site and excavated/disposed of approximately 91,000 tons of contaminated soil and battery chip debris. The letter also stated the EPA anticipates that (i) additional funds may be expended on the Site, (ii) Metalico, Inc. is potentially liable for such expenditures plus interest, and (iii) the demand for payment amount is preliminary, and does not limit the EPA from providing a revised figure as additional costs are identified. In its letter the EPA also sought Metalico Inc.’s agreement to assume responsibility for any future removal and other remediation activities that are discovered relating to the Site.

      The Company responded to the Notice on April 4, 2003 through its external legal counsel. The response pointed out that Metalico, Inc., Metalico-College Grove Inc. (MCG) which purchased assets from GSR as discussed below, and GSR are separate corporations, GSR is not the owner or operator of the Site, GSR did not arrange for deposit of hazardous materials on the Site and that neither Metalico, Inc. nor MCG are or were “arrangers” with respect to the disposal of the subject hazardous materials, and accordingly (1) none of Metalico, Inc., GSR, or MCG is liable for the asserted costs and (2) in any event neither Metalico, Inc. nor MCG has any liability for the alleged activities of GSR under applicable federal and state laws.

      As of March 12, 2004, external legal counsel has indicated that there has been no response from the EPA to the Company’s submission and the EPA has advised external legal counsel that the matter is not currently

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

urgent and that no imminent response is expected. External legal counsel has advised the Company that it is too early at this time to determine how the EPA will ultimately react to the Company’s submission, whether the matter will result in litigation, or what the ultimate outcome will be. As a result, management and the Company’s legal counsel are unable to reasonably estimate the amount of ultimate liability, if any, which may be incurred with respect to this matter. The Company intends to vigorously contest the EPA’s claim. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      Regarding the Company’s secondary lead smelting and refining operations located in College Grove, Tennessee, Metalico, Inc. originally began operations in Tennessee by acquiring GSR in 1997 and GSR still exists as a wholly owned subsidiary of Metalico, Inc. Operations ceased at GSR in December 1998 and thereafter it commenced closure activities. Demolition of the old plant was substantially completed in 2000, and closure activities are still progressing. Metalico, Inc. incorporated MCG in July 1998 as another wholly-owned subsidiary and later in 1998 MCG purchased substantially all of the net assets of GSR inclusive of a new plant that was constructed (and completed in 1998) adjacent to the GSR plant originally acquired. Secondary lead smelting and refining operations in Tennessee have been conducted thereafter by MCG.

      In connection with the purchase of GSR, anticipated environmental remediation costs to maintain the original plant owned by GSR in accordance with environmental regulations were accrued. In 2003, the Company increased the accrued liability based on an interim measures work plan submitted to the Tennessee Department of Environment and Conservation (TDEC) in January 2004 and an estimate of remaining remediation and maintenance costs applicable to the GSR property. As of December 31, 2003 and 2002, estimated remaining environmental remediation costs reported as a component of accrued expenses were approximately $1,257 and $852, respectively. Of the $1,257 accrued as of December 31, 2003, approximately $811 is reported as a current liability and the remaining $446 is estimated to be incurred and paid as follows: $70 from 2005 through 2007 and $376 thereafter. These costs include the post-closure maintenance of this plant and two closed landfills at this facility. Such costs will principally include costs for the decontamination, dismantling removal and cover of the plant area, groundwater monitoring, and general area maintenance. While changing environmental regulations might alter the accrued costs, management does not currently anticipate a material adverse effect on estimated accrued costs. The Company maintains an escrow fund to accumulate money necessary to pay for estimated future post-closure maintenance costs for the two closed landfills at its former plant at College Grove, Tennessee. These funds of approximately $217 and $273 as of December 31, 2003 and 2002, respectively, are included as a component of other long-term assets in the accompanying balance sheets. Under certain circumstances, a regulatory agency controls the escrow account and will release withdrawals to the Company upon written evidence of permitted closure or post-closure billings or of expenditures made by the Company in such an effort.

      Metalico, Inc.’s subsidiary in Tampa, Florida, Gulf Coast Recycling, Inc. (GCR), entered into an agreement with the EPA in 2002 to settle a claim made by the EPA in connection with a Consent Decree originally issued in 1991 obligating GCR to perform remedial design and remedial action in connection with a battery disposal Superfund site and to reimburse the EPA for all response costs, including oversight costs, incurred by EPA related to the site. The agreement required the Company to pay an asserted claim by the EPA for response costs applicable to the site through September 30, 1999, in an initial payment of $200 in 2002 and an additional $220 plus interest payable in eight quarterly installments thereafter of which four quarterly installments remained as of December 31, 2003. EPA reserves the right to seek additional response costs pursuant to the Consent Decree for the time period after September 30, 1999.

      In September 2002, the EPA issued a notice of potential liability and offer to negotiate for removal action at a site located near GCR where a battery case chips pollutant condition exists on the subject property site. In April 2003, GCR purchased the site from the property owner. In March 2004, GCR signed an Administrative Order on Consent (AOC) with the EPA that included a claim for past response costs of the EPA of

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $151 and requires GCR to pay for all future EPA response costs applicable to the site in accordance with the AOC. GCR has retained external consultants to perform the remediation and removal actions required by the AOC and has estimated its remediation costs applicable thereto inclusive of the EPA’s past response costs noted above and future response costs. In connection therewith, the Company included approximately $951 and $400 in accrued liabilities applicable to GCR’s outstanding remediation issues attributable to such site as of December 31, 2003 and 2002, respectively, which are included in the accrued remediation total amounts for GCR as noted below. Within 30 days of the effective date of the AOC, Metalico, Inc. was required to maintain financial security by guaranteeing the work performance in the amount of $750.

      The Company has various other environmental liability exposure issues at GCR, including on-site and other off-site clean-up and remediation matters. GCR has been named as a PRP in connection with certain Superfund sites and has entered into certain Consent Decrees related thereto with the EPA and also Agreed Interim Orders with the State of Florida Department of Environmental Protection (FDEP) regarding on-site remediation matters. Most of these issues were applicable when GCR was acquired by the Company in 1998, and estimated accrued environmental remediation liabilities related thereto were recorded in connection with the acquisition accounting.

      GCR has included an estimate of liability regarding the matters discussed above inclusive of the EPA and FDEP past response costs claims and an estimate of future response costs as obtained from environmental consultants or otherwise to address the applicable remediation actions in its accrued environmental remediation liabilities. Accrued liabilities in the accompanying December 31, 2003 and 2002, balance sheets include approximately $2,561 and $2,145, respectively, applicable to GCR’s various outstanding remediation issues. Of the $2,561 accrued as of December 31, 2003, approximately $1,221 is reported as a current liability and the remaining $1,340 is estimated to be incurred and paid as follows: $757 from 2005 through 2007 and $590 thereafter. In the opinion of management, the accrued amounts mentioned above applicable to GCR are adequate to cover its existing environmental obligations related to such plant.

      Reference should be made to Note 18 regarding environmental remediation liability matters applicable to a segment of the business that was sold in 2001.

      The Company is involved in certain other legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such other proceedings and litigation will not materially affect the Company’s financial position, results of operations, or cash flows.

      The Company does not carry, and does not expect to carry for the foreseeable future, significant insurance coverage for environmental liability because the Company believes that the cost for such insurance is not economical. Accordingly, if the Company were to incur liability for environmental damage in excess of accrued environmental remediation liabilities, its financial position, results of operations, and cash flows could be materially adversely affected.

Guarantee of Related Party Debt

      The Company is a guarantor on Mayco Industries, L.L.C.’s (Mayco) debt to its primary lender, which totaled $3,374 and $3,687 as of December 31, 2003 and 2002. Reference should be made to Note 5 for condensed 2003 and 2002 financial information of Mayco Industries, L.L.C.

Mayco L.L.C. Agreement Buy-Sell Provisions

      Mayco’s Limited Liability Company Agreement includes buy-sell restrictions applicable to transfer of ownership units and withdrawals of its members. As included in Note 1, Metalico-Evans, Inc. and Metalico-Granite City, Inc. were members and together owned 50% of Mayco as of December 31, 2003. In connection therewith, at any time after March 18, 2004, any member (the “initiating member”) may elect to initiate a

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

buy-sell procedure to the other member(s) (the “responding member”) that generally requires the responding member to either sell all of its units or, if elected by the responding member, to offer to purchase all the initiating member’s units at a price determined in accordance with the Agreement. In the event the responding member elects to offer to purchase the initiating member’s units, the initiating member has the option to extend a second offer to purchase all of the responding member’s units at a price calculated in accordance with the Agreement. This process shall be repeated, with any offer to purchase being at a price calculated using an applicable multiple reflecting an incremental increase of at least one-quarter over the applicable multiple used to calculate the most recently offered price of the other party until such time as one member elects to sell.

      Mayco leases its office and plant facilities as lessee under an operating lease arrangement with West Oxmoor Properties, L.L.C., a related party. In conjunction with entering into the lease, Mayco and West Oxmoor Properties, L.L.C. also entered into an Option Agreement that includes a contingency provision that provides West Oxmoor Properties, L.L.C. the right to require Mayco to purchase the premises at fair market value after March 18, 2005, until the expiration of the term of the lease which currently ends in March 2007 and includes two one-year renewal options.

      Reference should be made to Note 23 regarding Mayfield Manufacturing Co., Inc.’s initiation of the buy-sell provisions of Mayco’s Limited Liability Company Agreement.

Note 18.	Discontinued Operations

      During 2003, the Company’s Board of Directors approved a plan for the shutdown of operations and closure of its secondary lead smelting and refining plant in College Grove Tennessee (Metalico-College Grove, Inc.). The plant was substantially idle during the fourth quarter of 2003 except for certain clean-up activities in connection with its closure and attempts to ready the plant for sale and the Company was actively marketing the plant for sale. Management recorded depreciation on property and equipment of the plant in 2003 through May 2003 when the decision was made to formally close the plant and recorded an impairment loss on property and equipment of approximately $2,316 in connection with management’s estimate of net realizable value of the remaining property and equipment of the plant. The Company had previously recorded impairment losses on Metalico-College Grove, Inc. goodwill and property and equipment in 1999 and 2000 of significant amounts based on production issues, net losses incurred, and other negative recurring factors applicable to such plant. Reference should be made to Note 9 for the equipment owned by Metalico-College Grove, Inc. reported as property actively marketed for sale in the accompanying December 31, 2003 consolidated balance sheet.

      The income (loss) from the discontinued subsidiary for the years ended December 31, 2003, 2002 and 2001, consisted of the following:

	2003	2002	2001

Revenue	$4,373	$6,411	$4,686
Costs and expenses	9,071	8,070	4,767

Operating (loss)	(4,698)	(1,659)	(81)
Other income (expense)	160	1	—

	$(4,538)	$(1,658)	$(81)

      On June 4, 2001, the Company sold the stock of a subsidiary that owned an apartment complex located near Tampa, Florida, for approximately $3,895, net of closing costs. The agreement required the Company to be responsible for all remaining costs in connection with the environmental cleanup of the site (as discussed below) and landscaping immediately thereafter. The site on which the apartment rental complex is located is a Superfund site for which the Company was considered a PRP. The EPA issued a final Record of Decision

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

regarding settlement of the site clean-up matters in May 2000 and the EPA and the Company entered into a Consent Decree in 2001 to expedite the clean-up of the site in advance of its planned sale.

      As of the closing date, June 4, 2001, the Company’s estimated remaining costs in connection with the clean-up and landscaping were approximately $678, and the gain on sale recognized by the Company in 2001 was reduced by this amount, which in effect reduced the sale price. In the opinion of management, as of December 31, 2003, the clean-up and remediation efforts at the site were substantially complete. As of December 31, 2003 and 2002, the Company had included in its accrued remediation liabilities approximately $165 and $155 related to its estimated remaining monitoring and other costs applicable to the site. The gain on sale (net of tax effect of $111) recognized in the accompanying 2001 statement of income was $15.

      The income from the discontinued segment for the year ended December 31, 2001, consisted of the following:

Revenue	$393
Costs and expenses	258

Operating income	135
Other income (expense)	(1)

$134

Note 19.     Debt Forgiveness and Gain on Extinguishment of Debt

      During 2003, the Company entered into an agreement with a bank and was released by such creditor from approximately $62 of accrued interest in exchange for payments totaling $254. As a result of debt forgiveness and extinguishment of such debt, the Company recorded a gain on the extinguishment of approximately $62 in its 2003 statement of income.

      During 2002, the Company entered into agreements with a bank and certain individuals and was released by such creditors from approximately $230 of debt and $155 of accrued interest in exchange for payments totaling $460. As a result of the debt forgiveness and extinguishment of such debt, the Company recorded a gain on the extinguishment of approximately $385 in its 2002 statement of income.

      In conjunction with the debt refinancing in 2001, as described in Note 11, the Company entered into a Termination Agreement with certain lenders and was released by such lenders from approximately $16,648 of debt and accrued interest of $627 due as of May 31, 2001, in exchange for payment of $18,000 and issuance of common stock warrants to such lenders for 17% of the fully diluted equity of the Company. In the opinion of management, the common stock warrants issued to the lenders had no material value at the date of issuance. The Company was not released from $1,000 under the LaSalle credit facility, and at closing, the lenders replaced such debt plus accrued interest of approximately $269 with subordinated notes due May 2006. As a result of the debt forgiveness and extinguishment of such debt, the Company recorded a gain on the extinguishment of approximately $17,275 in its 2001 statement of income.

      Reference should be made to Notes 12 and 23 regarding the Company’s redemption of all of the common stock warrants issued to the lenders as referred to above.

Note 20.	Segment Reporting

      The Company had two operating segments for the years ended December 31, 2003, 2002 and 2001. Reference should be made to Note 18 regarding disposal of a segment of the business in 2001 and other discontinued operations. Reference should also be made to Note 1 regarding a joint venture formation in 2002. The segments are distinguishable by the nature of their operations and the types of products sold. The accounting policies of the operating segments are generally the same as described in Note 1. Corporate and

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other includes the cost of providing and maintaining our corporate headquarters functions, including salaries, rent, legal, accounting, travel and entertainment expenses, depreciation, utility costs, outside services and interest cost other than direct equipment financing. Listed below is financial data applicable to continuing operations as of or for the years ended December 31, 2003, 2002 and 2001, for these segments:

	Lead
	Fabrication
	and Secondary	Scrap	Corporate
	Lead Smelting	Processors	and Other	Consolidated

	2003

Revenues from external customers	$23,204	$38,118	$—	$61,322
Operating profit (loss)	1,423	3,858	(1,730)	3,551
Depreciation and amortization expense	870	1,060	138	2,068
Interest expense	16	35	932	983
Equity in net income of joint venture investee	756	—	—	756
Total assets	23,350	28,612	5,020	56,982
Capital expenditures	917	1,365	9	2,291

	2002

Revenues from external customers	$26,423	$32,839	$—	$59,262
Operating profit (loss)	3,233	3,337	(1,848)	4,722
Depreciation and amortization expense	1,036	941	108	2,085
Interest expense	10	30	1,236	1,276
Equity in net income of joint venture investee	189	—	—	189
Total assets	21,686	23,960	2,170	47,816
Capital expenditures	556	490	13	1,059

	2001

Revenues from external customers	$45,276	$26,160	$—	$71,436
Operating profit (loss)	2,715	1,021	(1,497)	2,239
Depreciation and amortization expense	1,572	1,123	28	2,723
Impairment losses	—	175	—	175
Interest expense	125	13	2,619	2,757
Total assets	28,374	21,153	858	50,385
Capital expenditures	2,306	—	13	2,319

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s revenue by product line or service for the years ended December 31, 2003, 2002 and 2001 consisted of the following:

	2003	2002	2001

Scrap Metal Recycling
Ferrous metals	$13,037	$9,539	$5,406
Non-ferrous metals	25,081	23,300	20,754

	38,118	32,839	26,160

Lead Fabrication and Recycling
Fabricating	13,423	17,085	35,418
Smelting	2,756	2,028	2,986
Tolling	7,025	7,310	6,872

	23,204	26,423	45,276

	$61,322	$59,262	$71,436

Note 21.	Statements of Cash Flows Information

      The Company made (received) net cash payments for income and franchise taxes of approximately $185, $(9) and $112 (net of refunds $46, $329 and $0) and for interest of approximately $788, $1,035 and $2,574 during the years ended December 31, 2003, 2002 and 2001, respectively.

      The following describes the Company’s noncash investing and financing activities:

	2003	2002	2001

Net assets contributed to Mayco Industries, L.L.C. (Mayco) as a result of joint venture formation on March 18, 2002 (see Note 1):
Assets:
Receivables	$—	$2,543	$—
Inventories	—	2,264	—
Prepaid expenses	—	40	—
Equipment, net	—	2,547	—
Goodwill	—	492	—
Other, long-term	—	212	—

	—	8,098	—

Less liabilities assumed by Mayco:
Short-term debt	—	2,828	—
Accounts payable and accrued expenses	—	2,978	—
Long-term debt	—	430	—

	—	6,236	—

Net noncash assets	$—	$1,862	$—

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

Net assets sold in connection with the sale of the stock of a subsidiary (see Note 18):
Assets:
Property actively marketed for sale	$—	$—	$3,101
Prepaid expenses	—	—	11

	—	—	3,112
Less liabilities:
Accounts payable and accrued expenses	—	—	21

	$—	$—	$3,091

Net assets acquired in business acquisition (see Note 1)	$2,600	$3,250	$—
Issuance of short and long-term debt for business acquisition	1,157	1,035	—
Issuance of preferred stock for business acquisition	—	999	—
Issuance of redeemable common stock for business acquisition	200	—	—
Redemption of redeemable common stock in exchange for accounts payable	63	—	—
Redemption of common stock warrants in exchange for accounts payable	100	—	—
Issuance of preferred stock for dividend payable	—	—	224

Note 22.	Accounting Change

      In June 2001, the Financial Accounting Standards Board issued Statement No. 142, Goodwill and Other Intangible Assets. Statement No. 142 is required to be applied in years beginning after December 15, 2001. Under Statement No. 142, goodwill and intangible assets that management concludes have indefinite useful lives are no longer amortized but subject to impairment tests performed at least annually. Also, upon initial application, the Company was required to perform a transitional impairment test to all previously recognized goodwill. Other intangible assets continue to be amortized over their useful lives as determined at the date of initial application.

      Effective January 1, 2002, the Company adopted Statement No. 142. During 2002, the Company performed the first of the required impairment tests of goodwill, and, based on management estimates of fair value of the entity, there was no reduction in the carrying amount of the goodwill previously recognized. There was also no reduction in the carrying amount of goodwill in 2002 and 2003 as a result of the annual impairment testing performed.

      Among Statement No. 142’s transitional disclosure provisions is a requirement to disclose what reported net income would have been in all periods presented exclusive of amortization expense (net of related income tax effect) recognized in those periods related to goodwill, intangible assets no longer being amortized, and changes in amortization periods for intangible assets that continue to be amortized. In connection with the adoption of Statement No. 142, management determined the Company had no intangible assets not subject to

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amortization, and no changes in amortization periods were required applicable to such intangible assets. The following is the transitional disclosure as required by Statement No. 142:

	2003	2002	2001

Reported net income	$1,981	$2,799	$10,224
Add goodwill amortization	—	—	503

Adjusted net income	$1,981	$2,799	$10,727

Note 23.	Subsequent Events

      Business acquisition: Metalico, Inc. formed a new subsidiary and in February 2004 that subsidiary acquired a substantial portion of the net assets and business operations of a ferrous and non-ferrous scrap metal recycling, hauling, storing, loading, processing and brokerage business that also includes on premises coal offloading service and product warehousing activities. The aggregate purchase price was approximately $2,650, including cash of $1,590 and a note payable of $1,060 payable in quarterly installments of approximately $273 including interest at 5%, and collateralized by certain equipment and the guaranty of Metalico, Inc.

      Agreement for sale of real property actively marketed for sale: On January 9, 2004, Metalico, Inc.’s subsidiary in Atlanta, Georgia (seller) entered into an agreement with an unrelated party (buyer) for the sale of the real property actively marketed for sale as referred to in Note 9. The sale agreement is generally subject to various conditions subject to buyer approval and terms include provisions allowing the buyer to cancel the contract prior to closing. The sale agreement requires the seller be responsible for certain environmental remediation to be performed on or before March 31, 2004 and in connection therewith, Metalico, Inc. entered into a contract in October 2003 with an environmental consulting corporation to perform the remediation efforts and such contract included an estimate of remediation costs to be incurred after 2003 of approximately $623. Based on the terms of the agreement for sale, the Company anticipates recovery of the remediation costs and, as a result, such costs will be accounted for as an addition to the carrying value of the property as incurred and recognized as a component of the gain on sale of property actively marketed for sale in the period such sale is closed.

      Payoff of certain debt and redemption of stock warrants: In January 2004, the Company paid off the remaining subordinated debt and related accrued interest owed to various banks (see Note 11) for approximately $1,037. In connection therewith, the Company also paid approximately $251 for common stock purchase warrants representing 2,174,511 shares of common stock that were previously issued to such banks in connection with certain debt refinancing that occurred in May 2001. Of the warrants redeemed, $100 (applicable to warrants representing 1,159,739 shares of common stock) was recorded as an account payable and charged to paid in capital in 2003 since one of the payoff agreements was effective December 31, 2003, and the remaining $151 was charged to paid in capital in 2004.

      Initiation of Buy-Sell Provisions of Mayco L.L.C. Agreement: On May 17, 2004, Mayfield Manufacturing Co., Inc., initiated the buy-sell provisions of Mayco’s Limited Liability Company Agreement with an offer to purchase all of the ownership units of Mayco held by Metalico-Evans, Inc. and Metalico-Granite City, Inc. for an amount in excess of the carrying value of the investment in joint venture. Under the terms of such provisions, Metalico-Evans, Inc. and Metalico-Granite City, Inc. as the responding member have until June 17, 2004 to respond with a counter-offer or with acceptance of the initiating offer. If Metalico-Evans, Inc. and Metalico-Granite City, Inc. are determined to be the purchasing members, the Company will have sixty (60) days after the closing on the 50% member units to purchase real property currently leased by Mayco from West Oxmoor Properties L.L.C. The real property closing could occur as early as October 31, 2004.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Reference should be made to Note 17 for a description of certain buy-sell provisions of Mayco’s Limited Liability Company Agreement.

      Conversion of certain debt to equity and changes in preferred stock: Effective May 24, 2004, Metalico, Inc. entered into an Exchange Agreement with the holders of its preferred stock whereby the existing outstanding shares of Class A and B preferred stock including all rights associated therewith, such as dividends payable, were exchanged for 16,510,658 newly issued shares of preferred stock. In conjunction therewith, Metalico, Inc. amended and restated its Certificate of Incorporation (Third Amendment) to, among other things, terminate the Class A, B, and B2 existing series of preferred stock, provide for revised terms for the new preferred stock, and restate and integrate into a single instrument all of the provisions thereof as so amended. Also included in the Third Amendment were provisions that eliminated the redeemable features of preferred stock and its dividend participation requirements and, as a result, the holders of preferred stock are entitled to receive dividends as the Board of Directors may determine at its sole discretion, and shall share with common stockholders on an as-converted basis in all dividends declared on common stock. The preferred stock ranks senior to the common stock as to the payment of dividends and the distribution of assets upon a liquidation. Regarding conversion features, the original issue price of new preferred stock is $3.00 per share and the conversion price remained at $3.00 per share, which would equate to a conversion of 16,510,658 common shares as of the date of the Third Amendment. Mandatory conversion features were also changed such that holders of 67% of the preferred stock may force all of the preferred stock to be converted into common stock and upon certain events defined as conversion events, including the consummation of any qualified offering with a price per share of common stock of at least $7.50, all of the preferred stock will be converted into common stock at the then-current conversion price formula. Liquidation rights were also revised such that first, the holders of the preferred stock shall be entitled to receive an aggregate amount equal to the greater of (x) the product determined by multiplying the total number of shares of former preferred stock exchanged or deemed exchanged for preferred shares on the date of the Third Amendment by the original issue price, pro rata among the holders of the preferred stock determined, with respect to each share of preferred stock, by dividing (i) the product determined by multiplying (A) the number of shares of former preferred stock exchanged or deemed exchanged with respect to such share of preferred stock on the date of the Third Amendment by (B) the original issue price by (ii) the number of shares of preferred stock received or deemed received upon such exchange, and (y) the amount determined on an as-converted basis, pro rata in accordance with the number of common shares held by each of them and then second the balance to the holders of common stock, pro rata in accordance with the number of common shares held by each of them.

      In addition, debt owed to a stockholder of $870 was converted to 435,000 shares of common stock at a conversion rate of $2.00 per share.

      Under the terms of the Third Amendment the total authorized shares of all classes of stock, which Metalico, Inc. shall have authority to issue was revised to 56,650,000 shares, of which 16,650,000 shares were designated as preferred stock and 40,000,000 shares were designated as common stock.

Note 24.	Fair Value of Financial Instruments

      Financial Accounting Standards Board Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate the value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents: The carrying amount approximates the fair value because of the short maturity of those instruments.

Note receivable: The carrying amount approximates the fair value because the interest rate of the note receivable approximates market prices.

Notes payable and long-term debt: Fair value is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements. The carrying amount approximates fair value because the interest rates fluctuate with market interest rates or the fixed rates are based on estimated current rates offered to the Company for debt with similar terms and maturities.

Redeemable preferred stock: Fair value is estimated based on original issue price times number of shares outstanding as a result of liquidation rights terms. The Company does not have an independent valuation performed to facilitate a fair value determination of its stock and, as a result, the estimated fair value amount presented may not represent the underlying value of the redeemable preferred shares.

Redeemable common stock: Fair value is estimated based on redemption amount requirements and the relative short term applicable to such instruments. The Company does not have an independent valuation performed to facilitate a fair value determination of its stock and, as a result, the estimated fair value amount presented may not represent the underlying value of the redeemable common shares.

      The estimated fair values of the Company’s financial instruments as of December 31, 2003 and 2002 are as follows:

	2003		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$631	$631	$594	$594
Note receivable	700	700	600	600
Notes payable and long-term debt	11,001	11,001	9,195	9,195
Redeemable preferred stock	8,823	15,723	8,423	15,323
Redeemable common stock	200	200	250	250

      Other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the trained work force, customer goodwill, and similar items.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 25.	Earnings Per Share

      Following is information about the computation of the earnings per share (EPS) data for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31, 2003

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Income from continuing operations	$4,853
Less preferred stock dividends	(1,833)

Basic EPS
Income available to common stockholders	3,020	5,727,243	$0.53

Effect of Dilutive Securities
Common stock warrants	—	2,263,643
Dividends payable	—	2,433,219
Convertible preferred stock	1,833	12,381,565

Diluted EPS
Income available to common stockholders plus assumed conversions	$4,853	22,805,670	$0.21

	Year Ended December 31, 2002

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Income from continuing operations	$3,850
Less preferred stock dividends	(1,832)

Basic EPS
Income available to common stockholders	2,018	5,733,418	$0.35

Effect of Dilutive Securities
Common stock warrants	—	3,290,263
Dividends payable	—	1,292,951
Convertible preferred stock	1,832	12,152,033

Diluted EPS
Income available to common stockholders plus assumed conversions	$3,850	22,468,655	$0.17

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2001

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Income from continuing operations	$10,156
Less preferred stock dividends	(1,551)

Basic EPS
Income available to common stockholders	8,605	5,741,856	$1.50

Effect of Dilutive Securities
Common stock warrants	—	1,949,853
Convertible preferred stock	1,551	11,227,875

Diluted EPS
Income available to common stockholders plus assumed conversions	$10,156	18,919,584	$0.54

      Stock options and purchase rights (see Note 14) and certain stock purchase warrants representing 30,000 shares of common stock (see Note 12) were outstanding during the years ended December 31, 2003, 2002 and 2001 but were not included in the computation of diluted EPS because the options’ and purchase rights’ exercise price was greater than the estimated average market price of the common shares.

Note 26.     Pending Adoption of Accounting Standards

      FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity: In May 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of income. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income.

      The applicable preferred and common stock discussed in Note 12 becomes mandatorily redeemable upon the election by the holder, which constitutes a conditional obligation. If the holder exercises the election, the obligation is no longer conditional. Accordingly the provisions of Statement 150 would then apply, which would require that a liability be recorded for the fair value of the stock.

      The application of Statement 150 to the redeemable common and preferred stock is deferred indefinitely pending further FASB action. At such time as the deferral of Statement 150 is rescinded and, assuming that the Statement is not modified, the Statement will be applicable to the common and preferred stock as referred to in the preceding paragraph.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 27.     Business Acquisitions Unaudited Pro-Forma Disclosures

      Unaudited pro forma consolidated results of operations for the years ended December 31, 2003 and 2002 as though the business acquisition occurring on October 31, 2003 as described in Note 1 had been acquired as of January 1, 2002 follow:

	2003	2002

Revenue	$63,149	$61,153
Net income from continuing operations	$4,810	$3,761
Earnings per share:
Basic	$0.52	$0.34
Diluted	$0.21	$0.17

      Unaudited pro forma consolidated results of operations for the years ended December 31, 2002 and 2001 as though the business acquisition occurring on April 30, 2002 as described in Note 1 had been acquired as of January 1, 2001 follow:

	2002	2001

Revenue	$64,851	$96,432
Net income from continuing operations	$3,972	$10,077
Earnings per share:
Basic	$0.37	$1.48
Diluted	$0.18	$0.52

METALICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

September 30, 2004 and December 31, 2003

	September 30,	December 31,
	2004	2003

	(Unaudited)

	($ thousands)
ASSETS
Current Assets
Cash and cash equivalents	$3,367	$631
Trade receivables, net	19,071	6,000
Inventories	11,781	7,641
Prepaid and other	867	441
Deferred income taxes	—	1,209

Total Current Assets	35,086	15,922
Note Receivable, Affiliate	—	700
Investment in Joint Venture	—	2,305
Deferred Income Taxes	599	2,047
Property and Equipment, net	23,262	17,665
Goodwill	24,569	16,501
Other Intangible and Other Assets, net	1,637	1,123
Property Actively Marketed for Sale, net	2,362	1,764

Total Assets	$87,515	$58,027

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Short-term debt due related parties	$3,415	$—
Other short-term debt	3,528	5,521
Current maturities of long-term debt	3,913	1,921
Accounts payable	6,614	3,434
Accrued expenses	4,570	3,675

Total current liabilities	22,040	14,551

Long-Term Liabilities
Long-term debt, less current maturities	19,720	3,559
Dividends payable	—	8,216
Accrued and other	1,859	1,970

Total long-term liabilities	21,579	13,745

	43,619	28,296

Redeemable Preferred and Common Stock	200	9,023

Stockholders’ Equity
Capital Stock
Preferred	39,132	21,359
Common	6	6
Additional paid-in capital	11,179	9,935
Accumulated deficit	(6,372)	(10,467)
Accumulated other comprehensive income (loss) — unrecognized pension costs	(249)	(125)

	43,696	20,708

Total Liabilities and Stockholders’ Equity	$87,515	$58,027

See notes to condensed consolidated financial statements.

METALICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Nine Months ended September 30, 2004 and 2003

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2004	2003

	(Unaudited)

	($ thousands, except share data)
Revenue
Product sales	$72,040	$38,992
Tolling services	3,948	5,421

	75,988	44,413

Costs and expenses
Operating expenses	60,753	35,555
Selling, general and administrative expenses	5,521	3,893
Depreciation and amortization	1,852	1,456

	68,126	40,904

Operating income	7,862	3,509

Financial and other income (expense)
Interest expense	(891)	(675)
Equity in net income of joint venture investee	1,124	696
Gain on extinguishment of debt	—	62
Other	44	234

	277	317

Income from continuing operations before income taxes	8,139	3,826
Provision for federal and state income taxes	3,188	132

Income from continuing operations	4,951	3,694
Discontinued operations	(123)	(4,382)

Net income (loss)	4,828	(688)
Preferred stock dividends	734	1,398

Income (loss) available to common stockholders	$4,094	$(2,086)

Earnings (loss) per common share:
Basic:
Income from continuing operations	$0.31	$0.40
Discontinued operations, net	(0.01)	(0.77)

Net income (loss)	$0.30	$(0.37)

Diluted:
Income from continuing operations	$0.22	$0.16
Discontinued operations, net	(0.01)	(0.19)

Net income (loss)	$0.21	$(0.03)

Weighted Average Common Shares Outstanding:
Basic	13,683,222	5,722,765

Diluted	22,064,992	22,814,682

See notes to condensed consolidated financial statements.

METALICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2004 and 2003

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2004	2003

	(Unaudited)

	($ thousands)
Cash Flows from Operating Activities
Net income (loss)	$4,828	$(688)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,852	1,456
Equity in net income of joint venture investee, in excess of distributions	(569)	(415)
Deferred income taxes	2,657	—
Impairment loss	—	2,316
Change in assets and liabilities, net of acquisitions:
(Increase) decrease in:
Receivables	(6,713)	849
Inventories	(261)	(377)
Prepaids and other	(287)	(451)
Increase (decrease) in:
Accounts payable, accrued expenses and income taxes payable	(48)	593

Net cash provided by operating activities	1,459	3,283

Cash Flows from Investing Activities
Purchases of property and equipment	(3,088)	(1,521)
(Increase) decrease in note receivable, affiliate	50	(100)
Cash paid for business acquisitions	(9,176)	—

Net cash (used in) investing activities	(12,214)	(1,621)

Cash Flows from Financing Activities
Net borrowings under revolving line-of-credit	7,547	342
Proceeds from other borrowings	8,970	—
Principal payments on other borrowings	(3,014)	(1,325)
Common stock warrants redeemed	(151)	—
Issuance of common stock	139	—

Net cash provided by (used in) financing activities	13,491	(983)

Net increase in cash and cash equivalents	2,736	679
Cash and cash equivalents:
Beginning	631	594

Ending	$3,367	$1,273

See notes to condensed consolidated financial statements.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

($ thousands, except share data)
(Unaudited)

Note 1 — General

Business

      Metalico, Inc., a Delaware corporation, and subsidiaries (the Company) operates in primarily two distinct business segments (i) ferrous and nonferrous scrap metal recycling (“Scrap Metal Recycling”), and (ii) product manufacturing, fabricating, smelting and refining of lead and other metals (“Lead Fabrication and Recycling”). The Scrap Metal Recycling segment includes scrap metal recycling yards located in Buffalo and Rochester, New, York, an aluminum de-ox plant and a scrap handling company located in Lackawanna, New York. The Lead Fabrication and Recycling segment includes four lead fabrication and recycling plants located in Healdsburg and Ontario, California, Carson City, Nevada and Granite City, Illinois and a secondary lead smelting and refining plant located in Tampa, Florida.

      The Company also entered into a joint venture with Mayfield Manufacturing Company, Inc. Each company owned a 50% interest in Mayco Industries, LLC (Mayco). On September 30, 2004 the Company completed the acquisition of the outstanding membership interests of Mayco. Mayco operates two plants located in Birmingham, Alabama and Granite City, Illinois. Mayco is in the business of fabricating, processing and marketing lead, steel, and aluminum products.

Basis of Presentation

      The accompanying unaudited condensed consolidated statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). All significant intercompany accounts, transactions and profits have been eliminated. Certain information related to the Company’s organization, significant accounting policies and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited consolidated financial statements reflect, in the opinion of management, all material adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and the income statement for the periods presented.

      Operating results for the interim periods are not necessarily indicative of the results that can be expected for a full year. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2003 included elsewhere in this Form 10.

Note 2 — Inventories as of September 30, 2004 and December 31, 2003, were as follows:

	September 30,	December 31,
	2004	2003

Raw materials	$5,130	$2,689
Finished goods and work in progress	1,625	1,149
Ferrous scrap metal	1,230	711
Non-ferrous scrap metal	3,796	3,092

	$11,781	$7,641

Note 3 — Short and Long-Term Debt

      In June, 2004, the Company renegotiated its loan and security agreement with its primary lender. The revised terms increased the maximum borrowing of the facility from $21,000 to $35,000 with a new expiration

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

date of May 31, 2009 (a three year extension). The facility contains a holdback provision limiting the initial borrowing to $27,000 until minimal conditions are met.

      In February 2004, the Company issued notes to officer-stockholders totaling $1,600. Approximately $900 of such notes were issued at an approximate 17% discount. These notes issued to related parties are due in February 2005 with interest payable monthly at a rate of 5%. The effective interest rate applicable to the notes issued at a discount is approximately 22%.

      Reference should be made to Note 5 regarding convertible notes issued on September 30, 2004 (inclusive of $1,815 issued to related parties) and the Company’s refinancing of substantially all of Mayco’s outstanding debt as of that same date.

Note 4 —	Conversion of Certain Debt to Equity and Changes in Preferred Stock

      Effective May 24, 2004, Metalico, Inc. entered into an Exchange Agreement with the holders of its preferred stock whereby the existing outstanding shares of Class A and B preferred stock including all rights associated therewith, such as dividends payable, were exchanged for 16,510,658 newly issued shares of preferred stock. In conjunction therewith, Metalico, Inc. amended and restated its Certificate of Incorporation (Third Amendment) to, among other things, terminate the Class A, B, and B2 existing series of preferred stock, provide for revised terms for the new preferred stock, and restate and integrate into a single instrument all of the provisions thereof as so amended. Also included in the Third Amendment were provisions that eliminated the redeemable features of preferred stock and its dividend participation requirements and, as a result, the holders of preferred stock are entitled to receive dividends as the Board of Directors may determine at its sole discretion, and shall share with common stockholders on an as-converted basis in all dividends declared on common stock. The preferred stock ranks senior to the common stock as to the payment of dividends and the distribution of assets upon a liquidation. Regarding conversion features, the original issue price of new preferred stock is $3.00 per share and the conversion price remained at $3.00 per share, which would equate to a conversion of 16,510,658 common shares as of the date of the Third Amendment. Mandatory conversion features were also changed such that holders of 67% of the preferred stock may force all of the preferred stock to be converted into common stock and upon certain events defined as conversion events, including the consummation of any qualified offering with a price per share of common stock of at least $7.50, all of the preferred stock will be converted into common stock at the then-current conversion price formula. Liquidation rights were also revised such that first, the holders of the preferred stock shall be entitled to receive an aggregate amount equal to the greater of (x) the product determined by multiplying the total number of shares of former preferred stock exchanged or deemed exchanged for preferred shares on the date of the Third Amendment by the original issue price, pro rata among the holders of the preferred stock determined, with respect to each share of preferred stock, by dividing (i) the product determined by multiplying (A) the number of shares of former preferred stock exchanged or deemed exchanged with respect to such share of preferred stock on the date of the Third Amendment by (B) the original issue price by (ii) the number of shares of preferred stock received or deemed received upon such exchange, and (y) the amount determined on an as-converted basis, pro rata in accordance with the number of common shares held by each of them and then second the balance to the holders of common stock, pro rata in accordance with the number of common shares held by each of them. Since the newly issued preferred shares will convert into the same number of shares and have substantially the same liquidation preference as the old shares and accrued dividends, in the opinion of management, the fair value of the newly issued shares of preferred stock was equal to the fair value of the old.

      In addition, debt owed to a stockholder of $870 was converted to 435,000 shares of common stock at a conversion rate of $2.00 per share.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under the terms of the Third Amendment the total authorized shares of all classes of stock, which Metalico, Inc. shall have authority to issue was revised to 56,650,000 shares, of which 16,650,000 shares were designated as preferred stock and 40,000,000 shares were designated as common stock.

Note 5 — Business Acquisitions

      The Company formed a new subsidiary and in February 2004 that subsidiary acquired a substantial portion of the net assets and business operations of a ferrous and non-ferrous scrap metal recycling, scrap handling, storing, loading, processing and brokerage business and on premise coal offloading service and product warehousing activities. The aggregate purchase price was approximately $2,672, including cash of $1,612 and a note payable of $1,060 payable in quarterly installments of approximately $273 including interest at 5%, and collateralized by certain equipment and the guaranty of Metalico, Inc. The allocation of the purchase price is subject to adjustment but is not expected to materially change. Such allocation is as follows:

Equipment	$990
Goodwill	1,478
Other Intangibles	204

$2,672

      The $1,478 of goodwill is expected to be deductible for income tax purposes.

      Unaudited pro forma consolidated results of operations for the nine months ended September 30, 2004 and 2003 as though the acquisition (described above) had been acquired as of January 1, 2003 follow:

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2004	2003

Revenue	$76,095	$46,875
Income from Continuing Operations	$4,825	$3,646
Earnings per share
Basic	$0.30	$0.39
Diluted	$0.22	$0.16

      On September 30, 2004 (Closing Date) the Company completed the acquisition of the 50% membership interests of Mayco owned by Mayfield and the conversion of Mayco to a corporation renamed Mayco Industries, Inc. As a result of the acquisition the Company owns a 100% membership interest in Mayco. The aggregate purchase price for the 50% membership interests acquired was approximately $8,115 and was paid in cash and financed by debt, including borrowings under the Company’s loan agreement with its primary lender and convertible debt of $3,850 issued to certain related and unrelated parties at a 10% discount bearing interest at 7% per annum and maturing on September 30, 2005. The convertible debt may be converted at the option of individual holders to the Company’s common stock at a rate of $2.75 per share until the later to occur of (a) the date that is two weeks after the effective date of the listing of the Company’s common stock on the American Stock Exchange or any comparable exchange or its functional equivalent, and (b) December 31, 2004. In conjunction with the acquisition, the Company also refinanced substantially all of Mayco’s outstanding debt as of the Closing Date. Under the terms of the acquisition, the Company is also obligated to acquire the underlying real estate for Mayco’s Birmingham, Alabama lead fabrication plant (that is owned by an affiliate of Mayco) in a separate transaction expected to take place in January 2005, subject to certain provisions allowing for delays in the process of closing on the real estate purchase. The purchase price of the real estate, based on third-party real estate appraisals was determined to be approximately $3,183. The Company anticipates the purchase to be primarily funded by debt with one year balloon payment terms.

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has accounted for the acquisition as a purchase in a manner similar to a step-acquisition and has consolidated Mayco in the accompanying balance sheet as of September 30, 2004, the date it obtained a controlling interest. The Company has reported its equity in net income of Mayco through September 30, 2004 in the accompanying income statement and thereafter Mayco’s revenue and expenses will be included in the Company’s consolidated financial statements. The Company is in process of obtaining an appraisal of identifiable intangible assets from a certified appraiser for recognition apart from goodwill recorded as a part of the acquisition; thus, the allocation of the purchase price is subject to adjustment. Identifiable intangible assets of significance that may be identified are customer-related intangible assets including (a) customer lists and (b) order or production backlog. Once a value has been obtained for such intangible assets, they will be reclassified apart from goodwill and amortized over their estimated useful lives from 7-10 years. The amortization of the identifiable intangible assets will be reported as an expense in future consolidated results of operations. In the opinion of management, such amortization is not expected to be material to its consolidated financial statements. The Company’s initial allocation of its investment in Mayco to the net assets it obtained a controlling interest in is as follows:

Assets:
Cash	$551
Accounts receivable	6,200
Inventories	3,879
Prepaid expenses	121
Property and equipment	3,815
Other assets	111
Goodwill	6,590
Liabilities assumed:
Debt	(6,157)
Accounts payable and accrued expenses	(4,039)
Other liabilities	(84)

Net assets	$10,987

      The $6,590 of goodwill is expected to be deductible for income tax purposes.

      Unaudited pro forma consolidated results of operations for the nine months ended September 30, 2004 and 2003 as though the acquisition (described above) had been acquired as of January 1, 2003 follow:

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2004	2003

Revenue	$107,702	$66,721
Income from Continuing Operations	$5,289	$3,821
Earnings per share
Basic	$0.33	$0.42
Diluted	$0.23	$0.17

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 — Warrants and Stock Options

      During the months of March through June 2004 both warrants and stock options were issued. During the month of June 2004, 100,000 warrants, which vest immediately, were issued with a $.01 exercise price for the purchase of common stock. During March through May 2004, stock options were issued for the purchase of common stock at the following levels — 30,000 @ $3.00, 30,000 @$1.00 and 25,000 @$.01. Compensation expense amounted to $205.

Note 7 — Earnings Per Share

      Basic earnings per share (“EPS”) is computed by dividing income from continuing operations, less preferred stock dividends, by the weighted average common shares outstanding. Diluted EPS reflects the potential dilution that could occur from the exercise of stock options, warrants and convertible preferred stock. The preferred stock has participation rights in all dividends with the common stock and has been included in the computation of basic and diluted earnings per share using the if-converted method. The following is a reconciliation of the numerators and denominators used in computing EPS:

	Nine Months Ended September 30, 2004

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Income from continuing operations	$4,951
Less preferred stock dividends	(734)

Basic EPS
Income available to common stockholders	4,217	13,683,222	$0.31

Effect of Dilutive Securities
Common stock warrants	—	138,698
Common stock options and rights	—	104,754
Dividends payable	—	1,524,443
Convertible notes	—	5,109
Preferred stock	734	6,608,766

Diluted EPS
Income available to common stockholders plus assumed conversions	$4,951	22,064,992	$0.22

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months Ended September 30, 2003

	Income	Shares	Per Share
	(Numerator)	(Denominator)	Amount

Income from continuing operations	$3,694
Less preferred stock dividends	(1,398)

Basic EPS
Income available to common stockholders	2,296	5,722,765	$0.40

Effect of Dilutive Securities
Common stock warrants	—	2,357,164
Dividends payable	—	2,360,816
Preferred stock	1,398	12,373,937

Diluted EPS
Income available to common stockholders plus assumed conversions	$3,694	22,814,682	$0.16

Note 8 — Commitments and Contingencies

Environmental Remediation Matters

      The following analysis is an update (since March 12, 2004) to the disclosures in Note 17 of the Company’s audited 2003 consolidated financial report regarding other commitments and contingencies.

      In 2000, Metalico, Inc. received correspondence from the United States Environmental Protection Agency (EPA) alleging potential liability as a “potentially responsible party” (PRP) for a release of hazardous substances from a site consisting of certain properties contaminated with lead leaching from waste battery chips in and around College Grove, Tennessee (collectively the Site). The 2000 correspondence from the EPA indicated the Site would include at least 16 properties (and potentially 1 additional property) and no other properties were anticipated to be added. No accrual for remediation costs was recorded by the Company at that time because it was not able to reasonably estimate the amount of any range of potential obligation for remediation of the Site.

      The Company subsequently received a letter from the EPA dated January 27, 2003 (the Notice) that included a demand for payment of approximately $10,298, plus interest for response costs relating to the EPA’s determination that there was a release of hazardous substances from the Site. The EPA alleges battery chips were stockpiled by General Smelting and Refining, Inc. (GSR), which subsequently became a Company subsidiary, between 1950 and 1970, made available to the general public during that time period, and transported from the GSR plant facility to the properties that make up the Site. The 2003 letter from the EPA stated that it has cleaned 86 properties relating to the Site and excavated/disposed of approximately 91,000 tons of contaminated soil and battery chip debris. The letter also stated the EPA anticipates that (i) additional funds may be expended on the Site, (ii) Metalico, Inc. is potentially liable for such expenditures plus interest, and (iii) the demand for payment amount is preliminary, and does not limit the EPA from providing a revised figure as additional costs are identified. In its letter the EPA also sought Metalico Inc.’s agreement to assume responsibility for any future removal and other remediation activities that are discovered relating to the Site.

      The Company responded to the Notice on April 4, 2003 through its external legal counsel. The response pointed out that Metalico, Inc., Metalico-College Grove, Inc. (“MCG”), which purchased certain assets from GSR, and GSR are separate corporations; GSR is not the owner or operator of the Site; GSR did not arrange for deposit of hazardous materials on the Site; and that neither Metalico, Inc. nor MCG are or were

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“arrangers” with respect to the disposal of the subject hazardous materials, and accordingly (1) none of Metalico, Inc., GSR, or MCG is liable for the asserted costs and (2) in any event neither Metalico, Inc. nor MCG has any liability for the alleged activities of GSR under applicable federal and state law. The EPA replied to the Company’s response on June 28, 2004, when it issued a Third Request for Information (the “Third Request Letter”). The Third Request Letter stated that it was intended to help the EPA evaluate information previously provided by the Company but also increased the EPA’s demand for costs through June 23, 2004 to $11,778. The Company’s external legal counsel filed a response to the Third Request Letter with the EPA on September 10, 2004. In October 2004, the EPA asked the Company to consider entering into a tolling agreement for purposes of tolling any statute of limitations potentially applicable to the EPA’s claim and subsequently sent to the Company’s external counsel a form of such an agreement. As of the date of this Form 10, the Company and the EPA have not agreed to enter into a tolling agreement or on what the terms of such an agreement might be. As of November 15, 2004, external legal counsel has indicated that there has been no further response.

      External legal counsel has advised the Company that it is too early at this time to determine how the EPA will ultimately react to the Company’s submissions, whether the matter will result in litigation, or what the ultimate outcome will be. As a result, management and the Company’s legal counsel are unable to reasonably estimate the amount of ultimate liability, if any, which may be incurred with respect to this matter. The Company intends to vigorously contest the EPA’s claim. The financial statements accompanying this Form 10 do not include any adjustments that might result from the outcome of this uncertainty.

     Other Commitment

      Reference should be made to Note 5 regarding the Company’s obligation to acquire certain property located in Birmingham, Alabama.

Note 9 — Segment Reporting

      The Company had two operating segments for the nine months ended September 30, 2004 and 2003. The segments are distinguishable by the nature of their operations and the types of products sold. Listed below is financial data as of or for the nine months ended September 30, 2004 and 2003, for these segments:

	Lead
	Fabrication
	and Secondary	Scrap	Corporate
	Lead Smelting	Processing	and Other	Consolidated

	September 30, 2004

Revenues from external customers	$20,402	$55,586	$—	$75,988
Operating profit (loss)	1,157	8,835	(2,130)	7,862
Total assets	44,687	39,419	3,409	87,515

	September 30, 2003

Revenues from external customers	$17,515	$26,898	$—	$44,413
Operating profit (loss)	1,707	3,097	(1,295)	3,509
Total assets	24,417	25,607	2,782	52,806

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s revenue by product line or service for the nine months ended September 30, 2004 and 2003 consisted of the following:

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2004	2003

Scrap Metal Recycling
Ferrous metals	$22,894	$9,346
Non-ferrous metals	30,315	17,556
Scrap handling	2,376	—

	55,585	26,902

Lead Fabrication and Recycling
Fabricating	11,541	10,412
Smelting	4,914	1,678
Tolling	3,948	5,421

	20,403	17,511

	$75,988	$44,413

Note 10 — Subsequent Events

      Business acquisition: On November 18, 2004, a Company subsidiary acquired 100% the outstanding capital stock of a ferrous and non-ferrous scrap metal recycler. The results of operations acquired will be included in the Company’s consolidated financial statements since that date. The aggregate purchase price was approximately $7,218, including cash of $5,038, a non-compete obligation of $875, debt of $305 and redeemable common stock of $1,000. The value of the 200,000 redeemable common shares issued was determined based on the put rights of the holder at the closing date.

      The cash portion of the acquisition was financed by debt, including borrowings under the Company’s loan agreement with its primary lender and the issuance of convertible notes through December 16, 2004 of approximately $4,422 to certain related and unrelated parties. The convertible notes offering allows for a maximum aggregate principal amount of $7,000. The convertible notes bear a 7% per annum interest rate maturing on the second anniversary of the date of such notes and may be converted at the option of the individual holders to the Company’s common stock at a rate of $3.25 per share at any time until the day before maturity. The outstanding principal balance will automatically convert to common shares of the Company at $3.25 per share at such time as (a) the common stock underlying such conversion has been registered under applicable securities laws and the Company’s common stock issued upon conversion of the convertible notes is freely tradable and (b) shares of the Company’s common stock have traded for a price equal to or greater than $4.00 per share for twenty trading sessions on the American Stock Exchange or a comparable securities exchange or its equivalent. The convertible notes holders were also issued detachable warrants to purchase 0.20 shares of common stock for every one share of common stock into which the principal amount of such holder’s respective convertible note may be converted, exercisable for a period of three years from the date of the convertible note with an exercise price of $4.00 per share.

      Anticipated sale of certain property actively marketed for sale: As of September 30, 2004 and December 31, 2003 the Company held real property for sale located in Atlanta, GA. The Company previously entered into a contract for sale of this property pending certain conditions including environmental remediation of the site. The Company has completed significant remediation of the site through the date of this filing, with minimal amounts yet to be completed. The Company anticipates all remediation activities to

METALICO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

be concluded before February 2005. Although the original contract has expired, management has represented that both parties have orally agreed to continue the process and close on the sale under the same terms of the original contract. Costs incurred in preparing the property for sale are reported as capital additions to the property actively marketed for sale since the Company anticipates recovery of such costs and recognition of a gain on the sale of such property in the period the sale closes.

Financial Report

12.31.03

McGladrey & Pullen, LLP is a member firm of RSM International — an affiliation of separate and independent legal entities.

CONTENTS

Page

Independent Auditor’s Report	F-53
Financial Statements
Balance sheets	F-54
Statements of income	F-55
Statements of members’ equity	F-56
Statements of cash flows	F-57
Notes to financial statements	F-58 – F-67

INDEPENDENT AUDITOR’S REPORT

To the Management Board

Mayco Industries, L.L.C.
Birmingham, Alabama

      We have audited the accompanying balance sheets of Mayco Industries, L.L.C. as of December 31, 2003 and 2002, and the related statements of income, members’ equity and cash flows for the year ended December 31, 2003 and for the period from March 18 to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mayco Industries, L.L.C. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and the period from March 18 to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Peoria, Illinois
February 6, 2004

McGladrey & Pullen, LLP is a member firm of RSM International — an affiliation of separate and independent legal entities.

MAYCO INDUSTRIES, L.L.C.

BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002

	($ thousands)
ASSETS
Current Assets
Cash and cash equivalents	$142	$308
Receivables
Trade, less allowance for doubtful accounts 2003 $283; 2002 $170	4,558	3,692
Note	7	45
Other	14	22
Inventories	2,080	1,767
Prepaid expenses	153	178

Total current assets	6,954	6,012
Leasehold Improvements and Equipment, net	4,211	4,524
Goodwill	492	492
Other Assets, net	161	227

	$11,818	$11,255

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Revolving line-of-credit note payable	$3,114	$3,347
Current maturities of long-term debt	436	312
Accounts payable	2,371	2,325
Accrued expenses	786	733

Total current liabilities	6,707	6,717

Long-Term Liabilities
Long-term debt, less current maturities	1,507	1,679
Minimum pension obligation	34	97

Total long-term liabilities	1,541	1,776

Total liabilities	8,248	8,493

Commitments and Contingencies (Notes 7 and 11)
Members’ Equity
Contributed capital	2,691	2,691
Retained earnings	1,128	377
Accumulated other comprehensive income (loss) — unrecognized pension costs	(249)	(306)

	3,570	2,762

	$11,818	$11,255

See Notes to Financial Statements

MAYCO INDUSTRIES, L.L.C.

STATEMENTS OF INCOME

For the Year Ended December 31, 2003 and Period from March 18 to December 31, 2002

	Year Ended	Period Ended
	December 31,	December 31,
	2003	2002

	($ thousands)
Net sales	$32,656	$26,380
Costs and expenses
Cost of sales	25,163	21,169
Selling, general and administrative expenses	4,382	3,407
Depreciation	1,120	952

	30,665	25,528

Operating income	1,991	852

Financial and other income (expense):
Interest income	5	8
(Loss) on disposal of property and equipment	(1)	—
Interest expense	(298)	(348)
Management fees to affiliate	(120)	(90)
Debt issue costs amortization	(66)	(45)

	(480)	(475)

Net income	$1,511	$377

See Notes to Financial Statements.

MAYCO INDUSTRIES, L.L.C.

STATEMENTS OF MEMBERS’ EQUITY

For the Year Ended December 31, 2003, and Period from March 18 to December 31, 2002

			Accumulated
			Other
			Comprehensive
	Contributed	Retained	Income	Comprehensive
	Capital	Earnings	(Loss)	Income	Total

	($ thousands)
Balance at inception, March 18, 2002	$—	$—	$—	$—	$—
Members’ net assets contributed on March 18, 2002	2,691	—	—	—	2,691
Comprehensive income:
Net income	—	377	—	377	377
Other comprehensive income, net of tax:
Minimum pension liability adjustment	—	—	(306)	(306)	(306)

Comprehensive income				$71

Balance, December 31, 2002	2,691	377	(306)		2,762
Distributions	—	(760)	—		(760)
Comprehensive income:
Net income	—	1,511	—	$1,511	1,511
Other comprehensive income, net of tax:
Minimum pension liability adjustment	—	—	57	57	57

Comprehensive income				$1,568

Balance, December 31, 2003	$2,691	$1,128	$(249)		$3,570

See Notes to Financial Statements.

MAYCO INDUSTRIES, L.L.C.

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2003 and Period from March 18 to December 31, 2002

	Year Ended	Period Ended
	December 31,	December 31,
	2003	2002

	($ thousands)
Cash Flows from Operating Activities
Net income	$1,511	$377
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,120	952
Amortization	66	47
Loss on disposal of property and equipment	1	—
Provision for doubtful accounts receivable	158	41
Change in assets and liabilities
(Increase) decrease in:
Receivables	(1,016)	1,069
Inventories	(313)	1,478
Prepaid expenses and other	19	(81)
Increase (decrease) in:
Accounts payable and accrued expenses	99	(1,935)

Net cash provided by operating activities	1,645	1,948

Cash Flows from Investing Activities
Purchase of leasehold improvements and equipment	(808)	(437)
Principal collections on note receivable	38	32
Cash acquired in connection with joint venture formation	—	4

Net cash (used in) investing activities	(770)	(401)

Cash Flows from Financing Activities
Net payments on revolving line-of-credit	(233)	(1,475)
Proceeds from issuance of long-term debt	592	1,000
Principal payments on long-term debt	(640)	(496)
Distributions to members	(760)	—
Debt issue costs	—	(268)

Net cash (used in) financing activities	(1,041)	(1,239)

Net increase (decrease) in cash and cash equivalents	(166)	308
Cash and cash equivalents:
Beginning	308	—

Ending	$142	$308

See Notes to Financial Statements.

MAYCO INDUSTRIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

($ thousands)

Note 1.	Nature of Operations, Joint Venture, and Significant Accounting Policies

      Nature of operations: Mayco Industries, L.L.C. (the “Company”) is in the business of fabricating, processing, and marketing lead, steel, and aluminum products. Radiation Engineering is a division of the Company which manufactures lead x-ray shielding products. Premium Came is a division of the Company which manufactures and sells lead, zinc, brass, and copper came to the stained glass industry. The Company leases office and plant facilities in Birmingham, Alabama, and Granite City, Illinois. The Company markets its products on a national basis.

      Joint venture: On March 18, 2002, the Company was formed as a joint-venture among Mayfield Manufacturing Company, Inc. (Mayfield), Metalico-Evans, Inc., and Metalico-Granite City, Inc. (the L.L.C. members) and entered into Asset Contribution Agreements with such members whereby substantially all of the assets and operations, except for real property, of Mayfield, Metalico-Evans, Inc. and the majority of the lead fabricating division of Metalico-Granite City, Inc. were contributed to the Company in return for the issuance of its L.L.C. interests to the members and the assumption by the Company of substantially all the liabilities of the members except those applicable to assets and operations not transferred. The assets and liabilities contributed were previously held by the companies as noted above and, at the date of transfer, were reported on the Company’s books at carrying amounts as reported by the predecessor companies. In conjunction with the joint venture formation, the Company entered into a Loan and Security Agreement and also issued certain notes to affiliates of the members as disclosed in Note 5.

      A summary of the Company’s significant accounting policies follows:

Members’ assets and liabilities: In accordance with the generally accepted method of presenting limited liability company (L.L.C.) financial statements, the accompanying financial statements do not include the assets and liabilities of the L.L.C. members, including their obligation (receivable) for income taxes on their distributive shares of the net income (loss) of the L.L.C., nor any related provision (credit) for income taxes.

Trade receivables: Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the need for an allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 90 days. Interest is charged on trade receivables that are outstanding for more than 30 days and is recognized as it is charged. After the receivable becomes past due, it is on nonaccrual status and accrual of interest is suspended. The Company generally does not require collateral on trade receivables.

Inventories: Inventories are stated at the lower of cost or market, with cost for substantially all inventories being determined by the first-in, first-out (FIFO) method.

The Company evaluates inventory levels and the need to record adjustments for impairment of inventories on a periodic basis. Inventories determined to suffer from a loss in utility or other estimated changes in market conditions are reduced to estimated net realizable value. Since net realizable value is necessarily based on estimates as determined by management, the ultimate realization may be more or less than that reported.

Leasehold improvements and equipment: Depreciation is provided primarily by the straight-line method over the estimated service lives of the respective classes of equipment ranging from 3-15 years. Amortization of leasehold improvements is on the straight-line method. All of the leasehold

MAYCO INDUSTRIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

improvements were made to the office and plant facilities in Birmingham, Alabama, which is being leased from a related party as discussed in Note 7. In the opinion of management, such lease will either be renewed or the Company will acquire the facilities under contingent terms of an Option Agreement and, as a result, the Company amortizes such improvements over estimated useful lives ranging from 7-40 years.

Goodwill: Goodwill is subject to impairment tests performed at least annually. The Company has performed the required annual impairment tests of goodwill and, based on management estimates of fair value of the entity, there was no reduction in the carrying amount of the goodwill.

Intangible and other assets: Debt issue costs and discounts are amortized over the average term of the credit agreement using the effective interest method.

Impairment of long-lived assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are impaired, the impairment is recognized as the amount by which the carrying amount exceeds the estimated future undiscounted cash flows. Assets to be sold are reported at the lower of the carrying amount or the fair value less costs to sell.

Revenue recognition: Revenue is generally recognized as goods are shipped or as revenue is earned.

Use of estimates in the preparation of financial statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.     Inventories

      Inventories as of December 31, 2003 and 2002, were as follows:

	2003	2002

Raw materials	$1,396	$737
Finished goods	684	1,030

	$2,080	$1,767

Note 3.	Leasehold Improvements and Equipment

      Leasehold improvements and equipment as of December 31, 2003 and 2002, consisted of the following:

	2003	2002

Leasehold improvements	$879	$650
Office equipment, furniture, and fixtures	266	587
Machinery and equipment	8,926	9,126
Automobiles and trucks	24	46

	10,095	10,409
Less accumulated depreciation	5,884	5,885

	$4,211	$4,524

MAYCO INDUSTRIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 4.	Other Assets

      Other assets as of December 31, 2003 and 2002, consisted of the following:

	2003	2002

Debt issue costs, less accumulated amortization 2003 $108; 2002 $45	$160	$223
Lease deposits and other	1	4

	$161	$227

Note 5.	Revolving Line-of-Credit, Pledged Assets, and Long-Term Debt

      Short-term debt as of December 31, 2003 and 2002, was as follows:

	2003	2002

Revolving line-of-credit note payable under secured credit facility to primary lender, terms as discussed below	$3,114	$3,347

      Long-term debt as of December 31, 2003 and 2002, was as follows:

	2003	2002

Senior debt:
Term note payable under secured credit facility with primary lender, due in monthly principal installments of $7 plus interest at the lender’s base rate plus a margin (an effective rate of 5.5% at December 31, 2003), remainder due May 2006, collateral and certain other terms as discussed below	$260	$340
Term note payable to bank, due in monthly installments of $19 including interest at a rate of 9.25%, collateralized by certain equipment, paid off in February 2003 as a result of refinancing	—	246
Term note payable to bank, due in monthly installments of $18 including interest at prime rate (an effective rate of 4% at December 31, 2003), to January 2005, collateralized by certain equipment	174	384
Term note payable to bank, due in monthly installments of $16 including interest at prime rate (an effective rate of 4% at December 31, 2003), to October 2006, collateralized by certain equipment	497	—
Other, primarily equipment notes payable and capitalized leases for related equipment, interest from 2.6% to 8.92% collateralized by certain equipment	12	21
Subordinated debt (subordinate to debt with the primary lender):
Note payable to Metalico, Inc., a related party, due May 2006, interest due monthly at a rate of 5%, unsecured	700	600
Note payable to West Oxmoor Properties, L.L.C., a related party, due May 2006, interest due monthly at a rate of 5%, unsecured	300	400

	1,943	1,991
Less current maturities	436	312

	$1,507	$1,679

      On March 18, 2002 (closing date), the Company entered into a Loan and Security Agreement with Foothill Capital Corporation (primary lender). The financing arrangement provides a credit facility through

MAYCO INDUSTRIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

May 31, 2006, comprised of a term loan and revolving loans, collateralized by substantially all assets of the Company and the L.L.C. members’ ownership interests in the Company and guaranteed by the L.L.C. members and Metalico, Inc. with such guarantees subject to certain limitations. Borrowings under the Revolver are generally limited to eligible accounts receivable and inventory levels and recent collections on accounts receivable as defined, to a maximum of $9,000. Interest on Revolver advances is payable monthly at the lender’s base rate plus a margin (an effective rate of 5% and 5.25% at December 31, 2003 and 2002, respectively) or, if a LIBOR option loan, at the LIBOR rate plus a margin (an effective rate of 4.17% and 4.43% at December 31, 2003 and 2002, respectively).

      The Company utilized a portion of the loan proceeds obtained at the closing date to pay off certain obligations obtained from Mayfield in connection with the joint venture formation (see Note 1) under a credit facility that Mayfield previously entered into with another bank in the amount of approximately $1,994 and to pay certain lender and professional fees in connection with the financing transaction. Reference should also be made to Note 12 regarding certain Revolver and term debt of Metalico, Inc. owed to the primary lender and other term debt of the members assumed by the Company in connection with the joint venture disclosed in Note 1.

      Under the terms of the credit facility with the primary lender, the Company is required to maintain certain depository accounts with the lender and comply with certain financial covenants, including minimum EBITDA and not exceed maximum capital expenditures, as defined. The Company also is generally restricted from entering into financing, equity, and certain other transactions, as defined, without written consent of the primary lender. The Company is also responsible for the lender’s fees and expenses in connection with the financing transaction, including an unused line-of-credit fee equal to ..375% for the average daily unused portion of the Revolver, a letter of credit fee equal to 2% of the daily balance of the undrawn amount of all outstanding letters of credit, and certain other commitment and loan servicing fees.

      Aggregate maturities required on long-term debt at December 31, 2003, are due in future years as follows:

Year Ending December 31,	Amount

2004	$436
2005	267
2006	1,240

$1,943

Note 6.	Accrued Expenses

      Accrued expenses as of December 31, 2003 and 2002, consisted of the following:

	2003	2002

Payroll, vacation pay, and employee benefits	$409	$414
Real property taxes	114	92
Interest	25	20
Other	238	207

	$786	$733

Note 7.     Lease Commitments

      The Company leases office and plant facilities in Birmingham, Alabama, as lessee under an operating lease arrangement with West Oxmoor Properties, L.L.C., a related party. The lease requires monthly rent

MAYCO INDUSTRIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

payments of approximately $26 through August 2003 and $30 per month thereafter. The Company is also responsible for real property taxes, utilities, insurance, repairs and maintenance, and certain other executory costs. The lease has an initial term of five years commencing on March 18, 2002, and ending March 17, 2007, and includes two renewal options to extend the term thereafter for consecutive periods of one year each. In conjunction with entering into the lease, the Company and West Oxmoor Properties, L.L.C. also entered into an Option Agreement whereby the Company has the option to purchase the leased premises at fair market value during the term of the lease. Reference should also be made to Note 11 regarding a contingency provision in the Option Agreement that provides West Oxmoor Properties, L.L.C. the right to require the Company to purchase the premises at fair market value after March 18, 2005, until the expiration of the term of the lease.

      The Company leases office and plant facilities in Granite City, Illinois, as lessee under an operating lease arrangement with Metalico-Granite City, Inc., a related party. The lease requires annual rent payments of $.01 and the Company is also responsible for real property taxes, utilities, insurance, repairs and maintenance, and certain other executory costs. The lease has a term of twenty-five years commencing on March 18, 2002, and ending March 17, 2027, and includes three renewal options to extend the term thereafter for consecutive periods of five years each.

      The Company also leases certain other warehouse space, vehicles, and equipment under noncancelable lease agreements with unrelated parties and certain vehicles under noncancelable lease agreements on behalf of related parties and lease terms ranging from 1-60 months.

      Total rental expense for these operating leases, excluding executory costs, amounted to approximately $684 for the year ended December 31, 2003, and $345 for the period from March 18 to December 31, 2002, and is included in cost of sales and selling, general, and administrative expenses.

      The approximate minimum rental commitment under the noncancelable leases as of December 31, 2003, excluding executory costs, is due in future years as follows:

Year Ending December 31,	Amount

2004	$461
2005	410
2006	369
2007	90

$1,330

Note 8.     Related Party Transactions

      The Company has sales to and purchases from certain affiliates of the Metalico members. A summary of receivables and payables from these transactions as of December 31, 2003 and 2002, was as follows:

	2003	2002

Trade receivables	$100	$110
Other receivables	$14	$21
Accounts payable	$348	$799

MAYCO INDUSTRIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Sales to and purchases from affiliates of the Metalico members for the year ended December 31, 2003 and the period from March 18 to December 31, 2002, were as follows:

	2003	2002

Sales	$800	$856
Purchases	$1,679	$1,911

      The Company has an oral arrangement with a relative of an officer for consulting services provided to the Company on a monthly basis. Consulting fees expense to the affiliate was approximately $24 for the year ended December 31, 2003 and $20 for the period from March 18 to December 31, 2002.

      Reference should be made to Note 5 for a description of related-party notes payable, pledges, and guarantees.

      Reference should be made to Note 7 for a description of lease commitments, including those with related parties. Included in total rent expense was approximately $363 and $233 applicable to leases with or on behalf of related parties for the year ended December 31, 2003 and the period from March 18 to December 31, 2002, respectively.

      Reference should be made to Note 11 regarding certain other commitments and contingencies to related parties and expense related thereto for the year ended December 31, 2003 and the period from March 18 to December 31, 2002.

Note 9.	Limited Liability Company Agreement

      The L.L.C. members entered into a Limited Liability Company Agreement on March 18, 2002, that includes terms relative to management of the Company, income (loss) allocations, distributions, members rights and limitations, etc. Except as agreed to in writing by any member, no member or its affiliates shall be liable for any debts, liabilities, or obligations of the Company.

      The Company is managed by a Management Board consisting of six representatives, three of whom are appointed by the Metalico members and three of whom are appointed by the Mayfield member. Each representative has one vote in Management Board decisions. The Management Board may make discretionary distributions to members at any time ratably in proportion to member ownership units, subject to approval of the primary lender pursuant to the credit facility with such lender. Also, the Management Board shall cause the Company to make tax distributions no less often than quarterly to the members to assist them in paying their share of income taxes on the income of the Company. Distributions paid to the members during the year ended December 31, 2003 and the period from March 18 to December 31, 2002 were $760 and none, respectively. No provision has been made in the accompanying financial statements for any amounts which may be advanced or paid as distributions to the members after December 31, 2003.

      The Limited Liability Company Agreement also includes buy-sell restrictions applicable to transfer of ownership units and withdrawals of members. In connection therewith, at any time after March 18, 2004, any member (the “initiating member”) may elect to initiate a buy-sell procedure to the other member(s) (the “responding member”) that generally requires the responding member to either sell all of its units or, if elected by the responding member, to offer to purchase all the initiating member’s units at a price determined in accordance with the Agreement. In the event the responding member elects to offer to purchase the initiating member’s units, the initiating member has the option to extend a second offer to purchase all of the responding member’s units at a price calculated in accordance with the Agreement. This process shall be repeated, with any offer to purchase being at a price calculated using an applicable multiple reflecting an incremental increase of at least one-quarter over the applicable multiple used to calculate the most recently offered price of the other party until such time as one member elects to sell.

MAYCO INDUSTRIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 10.     Pension Plans

      Effective June 1, 2002, the Company adopted two defined-contribution 401(k) pension plans, one for employees covered by a collective bargaining agreement (Union), and the other for those employees not covered by a collective bargaining agreement (Non-union). The plans allow eligible employees to defer a portion of their compensation ranging from 0% to 15%. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. Under the Non-union plan, the Company is required to match 100% of the employees’ elective salary deferrals up to a maximum of 4% of an employee’s compensation. Under the Union plan and in accordance with its labor contract that covers the Company’s union employees at the Granite City, Illinois, plant, Company contributions are required based on a rate per hour for the hours worked by the eligible employees (maximum of $.026 per month per employee). The plans also provide a profit sharing component whereby the Company can make a discretionary contribution to the plans, which is allocated to employees as defined in the plan documents. Company matching contributions and profit sharing contributions under the Non-union plan are subject to vesting schedules and forfeitures are applied to reduce Company contributions. No profit sharing contributions were made for the year ended December 31, 2003 and the period ended December 31, 2002. Total expense recorded for the Company’s match and Union plan contributions was approximately $106 and $30 for the year ended December 31, 2003 and the period ended December 31, 2002, respectively.

      The Company also has a defined benefit pension plan at the Granite City, Illinois, plant covering substantially all hourly employees at such location. Information relative to the defined benefit pension plan, which, as of December 31, 2002 and 2003, was frozen, is presented as follows:

	2003	2002

Amounts at December 31:
Benefit obligation	$754	$747
Plan assets	720	650

Funded status (plan assets less plan obligation)	$(34)	$(97)

Net liability recognized in balance sheets:
Prepaid benefit cost	$215	$209
Accumulated comprehensive income reduction (increase) for additional minimum pension liability adjustment	(249)	(306)

Accrued liability on balance sheet	$(34)	$(97)

	2003	2002

Plan activity in reporting period:
Company contributions	$20	$3
Participant contributions	$—	$—
Benefits paid	$71	$71

MAYCO INDUSTRIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

	2003	2002

Amounts recognized in reporting period:
Benefit cost recognized in expense by charge to net income	$14	$4
Benefit cost recognized by charge (credit) to other comprehensive income	(57)	306

Total costs (credit) recognized	$(43)	$310

Assumptions used in computations:
In computing ending obligations:
Discount rate	6.25%	6.75%
Rate of compensation increase	N/A	5.5%
In computing expected return on plan assets	8%	9%

Note 11.     Other Commitments and Contingencies

      Employment Agreements: Effective March 18, 2002, the Company entered into Employment Agreements with three management employees who are also on the managing board of the Company. The agreements are for an initial period of three years with automatic one-year extensions thereafter, unless 30 days written notice is given by the employee or the Company prior to the commencement of any such extension period. The agreements require an annual salary plus certain employee benefits and also include provisions for discretionary bonuses and certain termination benefits if termination is made by the Company without cause as defined in the agreements. The Company has a contingent obligation in the event of occurrence of termination without cause: (a) prior to the 3rd anniversary of the agreements for the present value (using a discount rate of 3.5%) of the employee’s base salary for the remaining initial term through the 3rd anniversary, (b) after the 3rd anniversary, but prior to the 4th anniversary of the agreements for the employee’s base salary for one year, and (c) after the 4th anniversary of the agreements for the employee’s base salary for the remaining term, but in no event less than six months of base salary.

      Related Party Lease Contingency: The Option Agreement with West Oxmoor Properties, L.L.C., a related party, as referred to in Note 7, also provides West Oxmoor Properties, L.L.C. the right to require the Company to purchase the leased premises at fair market value after March 18, 2005 until the expiration of the term of the lease.

      Lender Fees: In accordance with the terms of the Loan and Security Agreement with the primary lender (see Note 5), the Company is obligated to pay such lender a servicing fee of $3 per month through May 31, 2006, or prior to such date if obligations to such lender are paid in full and the lender’s obligation to provide additional credit is no longer applicable. The Company is also liable under a contingency provision for an anniversary fee each March of $8 if its EBITDA for the fiscal year immediately prior to such anniversary date is less than its projected EBITDA for such fiscal year. Lender fees are included as a component of interest expense.

      Management Fees: Effective March 18, 2002, the Company entered into an agreement with Metalico, Inc., a related party, for certain administrative, financial, and management services to be provided by Metalico, Inc. to the Company. As consideration for such services, the Company is required to pay Metalico, Inc. a fee of $10 per month. A majority vote of the Management Board of the Company is required to modify such fee. The agreement may be terminated by either party 60 days after the date either such party gives written notice to the other party, or such other date as the parties may agree. Management fees expense for the year ended December 31, 2003 and the period from March 18 to December 31, 2002, was $120 and $90, respectively.

      Union-Contract Severance: Under the terms of the Company’s union contract covering union employees at its Granite City, Illinois, plant, in the event the Company permanently closes the production and

MAYCO INDUSTRIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

maintenance operation at the Granite City location for causes other than those created by a catastrophe beyond the Company’s control, all union employees at such location with seniority shall be entitled to severance from two to eight weeks pay depending upon years of service from 5-20 years.

Note 12.     Statement of Cash Flows Information

      The Company made cash payments for interest of approximately $293 and $328 for the year ended December 31 2003 and the period from March 18 to December 31, 2002, respectively.

      The following schedule describes the Company’s noncash investing and financing activities:

	2003	2002

Supplemental Schedule of Noncash Investing and Financing Activities Net assets contributed to Company as a result of joint venture formation on March 18, 2002 (see Note 1):
Assets:
Receivables	$—	$4,901
Inventories	—	3,245
Prepaid expenses	—	95
Leasehold improvements and equipment, net	—	5,039
Goodwill	—	492
Other, long-term	—	217

	—	13,989

Less liabilities assumed:
Short-term debt	—	4,822
Accounts payable and accrued expenses	—	4,993
Long-term debt	—	1,487

	—	11,302

Net noncash assets	$—	$2,687

Note 13.	Fair Value of Financial Instruments

      Financial Accounting Standards Board Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate the value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

      Cash and cash equivalents: The carrying amount approximates the fair value because of the short maturity of those instruments.

MAYCO INDUSTRIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Note receivable: The carrying amount approximates the fair value because the interest rate of the note receivable approximates market prices.

      Notes payable and long-term debt: Fair value is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements. The carrying amount approximates fair value because the interest rates fluctuate with market interest rates or the fixed rates are based on estimated current rates offered to the Company for debt with similar terms and maturities.

      The estimated fair values of the Company’s financial instruments as of December 31, 2003 and 2002 are as follows:

	2003		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$142	$142	$308	$308
Note receivable	7	7	45	45
Notes payable and long-term debt	5,057	5,057	5,338	5,338

      Other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the trained work force, customer goodwill, and similar items.

MAYCO INDUSTRIES, L.L.C.

CONDENSED BALANCE SHEETS

June 30, 2004 and December 31, 2003

	June 30,	December 31,
	2004	2003

	(Unaudited)

	($ thousands)
ASSETS
Current Assets
Cash	$400	$142
Trade receivables	6,077	4,558
Inventories	3,138	2,080
Prepaid and other	177	174

Total current assets	9,792	6,954
Leasehold Improvements and Equipment, net of accumulated
depreciation $6,428 and $5,884	3,991	4,211
Goodwill	492	492
Other	128	161

	$14,403	$11,818

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Revolving line-of-credit note payable	$4,291	$3,114
Current maturities of long-term debt	328	436
Accounts payable and accrued expenses	4,108	3,157

Total current liabilities	8,727	6,707
Long-Term Debt, less current maturities	1,277	1,507
Minimum pension obligation	34	34

Total liabilities	10,038	8,248

Members’ Equity
Contributed capital	2,280	2,691
Retained earnings	2,334	1,128
Accumulated other comprehensive income (loss) — unrecognized pension costs	(249)	(249)

	4,365	3,570

	$14,403	$11,818

See Notes to Condensed Financial Statements

MAYCO INDUSTRIES, L.L.C.

CONDENSED STATEMENTS OF INCOME

Six Months Ended June 30, 2004 and 2003

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2004	2003

	(Unaudited)
	($ thousands)
Net sales	$21,958	$15,676

Costs and expenses:
Cost of sales	17,507	11,824
Selling, general, and administrative expenses	2,495	2,214
Depreciation and amortization	578	592
Interest expense	173	164
Other expense (income), net	(1)	(3)

	20,752	14,791

Net income	$1,206	$885

See Notes to Condensed Financial Statements

MAYCO INDUSTRIES, L.L.C.

CONDENSED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2004 and 2003

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2004	2003

	(Unaudited)
	($ thousands)
Cash Flows from Operating Activities
Net income	$1,206	$885
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	578	592
Change in assets and liabilities:
(Increase) decrease in:
Receivables	(1,519)	(876)
Inventories	(1,058)	82
Prepaids and other	(3)	7
Increase (decrease) in:
Accounts payable and accrued expenses	951	316

Net cash provided by operating activities	155	1,006

Cash Flows from Investing Activities
Purchase of property and equipment	(325)	(373)

Net cash (used in) investing activities	(325)	(373)

Cash Flows from Financing Activities
Net borrowings (payments) under revolving line-of-credit	1,177	(271)
Proceeds from other borrowings	—	430
Principal payments on other borrowings	(338)	(403)
Distributions to members	(411)	(340)

Net cash provided by (used in) financing activities	428	(584)

Net increase in cash and cash equivalents	258	49
Cash and cash equivalents:
Beginning	142	308

Ending	$400	$357

See Notes to Condensed Financial Statements

MAYCO INDUSTRIES, L.L.C.

NOTES TO CONDENSED FINANCIAL STATEMENTS

($ thousands)
(Unaudited)

Note 1 —	General

Business

      Mayco Industries, L.L.C. (the “Company”) is in the business of fabricating, processing, and marketing lead, steel, and aluminum products. Radiation Engineering is a division of the Company which manufactures lead x-ray shielding products. Premium Came is a division of the Company which manufactures and sells lead, zinc, brass, and copper came to the stained glass industry. The Company leases office and plant facilities in Birmingham, Alabama, and Granite City, Illinois. The Company markets its products on a national basis.

      On March 18, 2002, the Company was formed as a joint-venture among Mayfield Manufacturing Company, Inc. (Mayfield), Metalico-Evans, Inc., and Metalico-Granite City, Inc. (the L.L.C. members) and entered into Asset Contribution Agreements with such members whereby substantially all of the assets and operations, except for real property, of Mayfield, Metalico-Evans, Inc. and the majority of the lead fabricating division of Metalico-Granite City, Inc. were contributed to the Company in return for the issuance of its L.L.C. interests to the members and the assumption by the Company of substantially all the liabilities of the members except those applicable to assets and operations not transferred. The Metalico members noted above are subsidiaries of Metalico, Inc.

Basis of Presentation

      The accompanying unaudited condensed statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information related to the Company’s organization, significant accounting policies and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These unaudited financial statements reflect, in the opinion of management, all material adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and the income statement for the periods presented.

      Operating results for the interim periods are not necessarily indicative of the results that can be expected for a full year. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2003 included elsewhere in this Form 10.

Note 2 —	Inventories

      Inventories as of June 30, 2004 and December 31, 2003 were as follows:

	June 30,	December 31,
	2004	2003

Raw materials	$2,421	$1,396
Finished goods and work-in-process	717	684

	$3,138	$2,080

MAYCO INDUSTRIES, L.L.C.

NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)

Note 3 —	Related Party Transactions

      The Company has sales to and purchases from certain affiliates of the Metalico members. A summary of receivables and payables from these transactions as of June 30, 2004 and December 31, 2003, was as follows:

	June 30,	December 31,
	2004	2003

Trade Receivables	$180	$100
Other Receivables	$15	$14
Accounts Payable	$212	$348

      Sales to and purchases from affiliates of the Metalico members for the six months ended June 30, 2004 and June 30, 2003, were as follows:

	June 30,	June 30,
	2004	2003

Sales	$692	$282
Purchases	$1,259	$860

Note 4 —	Commitments and Contingencies

      Lease Commitments: The Company leases office and plant facilities in Birmingham, Alabama, as lessee under an operating lease arrangement with West Oxmoor Properties, L.L.C., a related party. The lease requires monthly rent payments of approximately $26 through August 2003 and $30 per month thereafter. The Company is also responsible for real property taxes, utilities, insurance, repairs and maintenance, and certain other executory costs. The lease has an initial term of five years commencing on March 18, 2002, and ending March 17, 2007, and includes two renewal options to extend the term thereafter for consecutive periods of one year each. In conjunction with entering into the lease, the Company and West Oxmoor Properties, L.L.C. also entered into an Option Agreement whereby the Company has the option to purchase the leased premises at fair market value after March 18, 2005 until the expiration of the term of the lease.

      Reference should be made to Note 5 regarding a subsequent event whereby Metalico, Inc., is obligated to acquire the office and plant facilities in Birmingham, Alabama, owned by West Oxmoor Properties, L.L.C.

Note 5 —	Subsequent Event

      Metalico, Inc. completed the acquisition of the outstanding membership interests of the Company owned by the Mayfield members and the conversion to a corporation renamed “Mayco Industries, Inc.” on September 30, 2004. In connection with the acquisition, Metalico, Inc. assumed and refinanced the Company’s outstanding indebtedness of approximately $5,400 on September 30, 2004.

      Metalico, Inc. is obligated to acquire the underlying real estate for the Company’s Birmingham, Alabama lead fabrication plant in a separate transaction to take place before November 30, 2004, subject to certain provisions allowing for delays in the process of closing on the real estate purchase. Upon completion of such transaction and on a consolidated basis with Metalico, Inc., the future lease commitments for the property will have ended.

INDEX TO EXHIBITS

3	.1*	Third Amended and Restated Certificate of Incorporation of Metalico, Inc.
3	.2*	Second Amended and Restated Bylaws of Metalico, Inc.
4	.1*	Specimen Common Stock Certificate
4	.2*	Specimen Preferred Stock Certificate
4	.3*	Note in the original principal amount of $600,000 dated as of February 6, 2004 issued by Metalico, Inc. as maker to Carlos E. Agüero as payee
4	.4*	Note in the original principal amount of $300,000 dated as of February 6, 2004 issued by Metalico, Inc. as maker to Michael J. Drury as payee
4	.5*	Note in the original principal amount of $700,000 dated as of February 9, 2004 issued by Metalico, Inc. as maker to Carlos E. Agüero as payee
4	.6*	Form of Convertible Note dated as of September 30, 2004 issued by Metalico, Inc. as maker to various Noteholders (formerly identified as Exhibit 10.10 in the Form 10 filed October 25, 2004)
4	.7*	Form of Convertible Note dated as of November 18, 2004 and thereafter issued by Metalico, Inc. as maker to various Noteholders
4	.8*	Form of Warrant Agreement dated as of November 18, 2004 and thereafter issued by Metalico, Inc. to holders of Convertible Notes in form filed as Exhibit 4.7
10	.1*	Second Amended and Restated Stockholders’ Agreement dated as of May 24, 2004 between Metalico, Inc. and the Holders of Common Stock and Preferred Stock signatory thereto
10	.2*	Second Amended and Restated Registration Rights Agreement dated as of May 24, 2004 between Metalico, Inc. and the Holders of Preferred Stock signatory thereto
10	.3*	Employment Agreement dated as of January 1, 2004 between Metalico, Inc. and Carlos E. Agüero
10	.4*	Employment Agreement dated as of January 1, 2004 between Metalico, Inc. and Michael J. Drury
10	.5*	Employment Agreement dated as of January 1, 2004 between Metalico, Inc. and Eric W. Finlayson
10	.6*	Employment Agreement dated as of May 3, 2004 between Metalico, Inc. and Arnold S. Graber
10	.7*	Metalico 1997 Long-Term Incentive Plan
10	.8*	Metalico, Inc. Executive Bonus Plan
10	.9*	Loan and Security Agreement, dated as of May 31, 2001 between Metalico, Inc. and its subsidiaries signatory thereto as borrowers and Foothill Capital Corporation as lender, as amended by First Amendment dated as of March 18, 2002, Second Amendment dated as of May 16, 2003, Third Amendment dated as of May 16, 2003, Fourth Amendment dated as of December 31, 2003, Joinder Agreement dated as of February 9, 2004, Fifth Amendment dated as of June 29, 2004, and Joinder Agreement dated as of September 30, 2004
10	.10*	Sixth Amendment dated as of November 18, 2004, and Joinder Agreement dated as of November 18, 2004 to Loan and Security Agreement dated as of May 31, 2001 between Metalico, Inc. and its subsidiaries signatory thereto as borrowers and Foothill Capital Corporation (nka Wells Fargo Foothill, Inc.) as lender
10.11		Waiver of Rights of RFE Investment Partners V, L.P. dated as of December 31, 2004
10.12		Waiver of Rights of Seacoast Capital Partners Limited Partnership dated as of December 31, 2004
10.13		Seventh Amendment dated as of January 7, 2005 to Loan and Security Agreement dated as of May 31, 2001 between Metalico, Inc. and its subsidiaries signatory thereto as borrowers and Foothill Capital Corporation (nka Wells Fargo Foothill, Inc.) as lender
21	.1*	List of Subsidiaries of Metalico, Inc.

*	Previously filed as an exhibit to the Form 10 filed December 20, 2004 (SEC File No. 000-50999) under the same exhibit number.